EXHIBIT 2.1

MEMBERSHIP INTEREST AND WARRANT PURCHASE AGREEMENT
BY AND AMONG
HIBBETT SPORTING GOODS, INC.,
CITY GEAR, LLC,
THE MEMBERS AND WARRANT HOLDERS OF CITY GEAR, LLC,
AND

JEFFREY B. PRESLEY AND HARBERT MEZZANINE PARTNERS II SBIC, L.P.,
COLLECTIVELY AS THE SELLERS' REPRESENTATIVE
DATED AS OF OCTOBER 29, 2018

TABLE OF CONTENTS

ARTICLE I DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
1.1	Definitions
1.2	Certain Rules of Construction
ARTICLE II PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS AND WARRANTS
2.1	Warrant Sale; Warrant Exercise; Membership Interest Sale
2.2	Purchase Price
2.3	Closing Purchase Price Adjustment
2.4	Post-Closing Purchase Price Adjustment
2.5	Earnout Payments
2.6	The Closing
2.7	Closing Obligations
2.8	Withholding
2.9	Bank Accounts of Sellers
ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
3.1	Organization
3.2	Power and Authorization
3.3	Authorizations of Governmental Authorities
3.4	No Conflict
3.5	Capitalization; Title; Subsidiaries
3.6	Financial Matters
3.7	Inventory; Products
3.8	Absence of Undisclosed Liabilities; Debt
3.9	Absence of Certain Developments
3.10	Ownership of Assets; Sufficiency
3.11	Accounts Receivables; Accounts Payable
3.12	Real Property
3.13	Intellectual Property
3.14	Legal Compliance; Illegal Payments; Permits
3.15	Tax Matters
3.16	Employee Benefit Plans
3.17	Environmental Matters
3.18	Contracts
3.19	Affiliate Transactions
3.20	Vendors
3.21	Employees
3.22	Litigation; Government Orders
3.23	Product Warranties; Product Liability
3.24	Insurance
3.25	Powers of Attorney
3.26	No Brokers
3.27	Directors and Officers
3.28	No Other Representations and Warranties
ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING SELLERS.
4.1	Power and Authorization
4.2	Authorization of Governmental Authorities
4.3	No Conflict

4.4	No Brokers
4.5	Title
4.6	Litigation, Actions
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER.
5.1	Organization
5.2	Power and Authorization
5.3	Authorization of Governmental Authorities
5.4	No Conflict
5.5	No Brokers
5.6	Litigation, Actions
5.7	Independent Investigation
5.8	No Other Representations and Warranties
ARTICLE VI COVENANTS
6.1	Closing
6.2	Operation of the Business
6.3	Reasonable Efforts
6.4	Buyer's Access to Premises; Information
6.5	Notice of Developments
6.6	Exclusivity
6.7	Pre-Closing Financial Statements; Bring-Down Schedules
6.8	Confidentiality
6.9	Tail Coverage; Insurance
6.10	Publicity
6.11	Further Assurances
6.12	Data Room Contents
6.13	Books and Records
6.14	Delivery of Audited Financial Statements
ARTICLE VII CLOSING CONDITIONS
7.1	Conditions to Obligations of Buyer
7.2	Conditions to Obligations of Sellers
7.3	Frustration of Closing Conditions
ARTICLE VIII INDEMNIFICATION
8.1	Indemnification by the Sellers
8.2	Indemnification by Buyer
8.3	Time Limitations
8.4	Procedure for Claims
8.5	Other Claims
8.6	No Circular Recovery; Double Recovery
8.7	Materiality
8.8	Manner and Limitations of Payment; R&W Policy
8.9	Tax Treatment
8.10	Release
8.11	Exclusive Remedies
ARTICLE IX TAX MATTERS
9.1	Straddle Period
9.2	Tax Sharing Agreements

9.3	Certain Taxes and Fees
9.4	Cooperation on Tax Matters
9.5	Filing of Returns
9.6	Tax Treatment
9.7	Tax Proceedings
ARTICLE X TERMINATION
10.1	Termination of Agreement
10.2	Effect of Termination
ARTICLE XI MISCELLANEOUS
11.1	Notices
11.2	Succession and Assignment; No Third-Party Beneficiary
11.3	Amendments and Waivers; Remedies Cumulative
11.4	Entire Agreement
11.5	Schedules
11.6	Execution of Agreement; Counterparts
11.7	Severability
11.8	Headings
11.9	Construction
11.10	Governing Law; Prevailing Party
11.11	Jurisdiction; Venue; Service of Process
11.12	Specific Performance
11.13	Waiver of Jury Trial
11.14	Sellers' Representative
11.15	Conflict Waiver; Attorney-Client Privilege

ANNEXES:
Annex 1                 - Key Sellers
Annex 2.2              - Purchase Price Distribution
Annex 2.5	-	Illustrative Earnout EBITDA Assumptions and Procedures

EXHIBITS:
Exhibit A               - Definitions
Exhibit B                - Illustrative Net Working Capital Example Calculation and Assumptions and Procedures
Exhibit C                - Form of Escrow Agreement
Exhibit D                - Form of Offer Letter
Exhibit E                 - Form of Lease Amendment
Exhibit F	-	Form of Amendment to Contract for Maintenance/Construction Support and Assistance for Retail Locations
Exhibit G                - Form of Amendment to Contract Supply Chain Agreement
Exhibit H                - Form of Restrictive Covenant Agreement
Exhibit I                  - R&W Binder
Exhibit J                  - Form of Resignation and Release
Exhibit K                 - Form of Releases
SCHEDULES:
Schedule (A)(i)      - Excluded Matters
Schedule 2.3(b)      - Net Working Capital Target
Schedule 2.5           - Earnout EBITDA Thresholds
Schedule 2.5(e)      - Budget
Schedule 2.9           - Bank Accounts of Sellers
Schedule 3.1(a)      - Jurisdictions
Schedule 3.1(b)      - Predecessors
Schedule 3.3           - Authorizations of Governmental Authorities
Schedule 3.4           - No Conflict
Schedule 3.5(a)      - Capitalization
Schedule 3.5(b)      - Title
Schedule 3.5(c)      - Warrant Holders
Schedule 3.6(a)      - Financials
Schedule 3.7(a)      - Inventory
Schedule 3.8(a)      - Undisclosed Liabilities
Schedule 3.8(b)      - Debt
Schedule 3.9           - Absence of Certain Developments
Schedule 3.10         - Encumbrances
Schedule 3.11(a)    - Accounts Receivable
Schedule 3.12         - Leased Real Property
Schedule 3.13(a)	-	Ownership of Company Technology and Company Intellectual Property Rights
Schedule 3.13(b)   - No Infringement
Schedule 3.13(c)   - Company Intellectual Property Rights
Schedule 3.13(d)   - IP Contracts
Schedule 3.13(h)   - Proprietary Technology
Schedule 3.13(i)    - Open Source Software
Schedule 3.13(j)    - Company Data Agreement
Schedule 3.14(a)   - Legal Compliance
Schedule 3.14(b)   - Fictitious Names
Schedule 3.14(c)   - Permits
Schedule 3.15        - Tax Matters
Schedule 3.15(j)    - Tax Credits
Schedule 3.16(a)   - Company Plans
Schedule 3.16(b)   - Actions Relating to Company Plans
Schedule 3.17        - Environmental Matters
Schedule 3.18        - Contracts
Schedule 3.19        - Affiliate Transactions
Schedule 3.20        - Vendors
Schedule 3.21(a)    - List of Employees
Schedule 3.21(b)    - Labor Relations
Schedule 3.21(c)    - Employment Claims
Schedule 3.21(d)    - Employment Agreements
Schedule 3.22         - Litigation; Government Orders
Schedule 3.23         - Product Warranties
Schedule 3.24         - Insurance
Schedule 3.25         - Powers of Attorney
Schedule 3.27         - Directors and Officers
Schedule 4.2           - Authorization of Governmental Authorities
Schedule 4.3           - No Conflict
Schedule 4.5           - Title
Schedule 5.3           - Authorization of Government Authorities
Schedule 5.4           - No Conflict
Schedule 5.5           - No Brokers

Schedule 7.1(g)      - Required Consents
Schedule 7.2(e)      - Absence of Certain Events
Schedule 9.6           - Tax Treatment

MEMBERSHIP INTEREST AND WARRANT PURCHASE AGREEMENT

This Membership Interest and Warrant Purchase Agreement, dated as of October 29, 2018 (as amended or otherwise modified, this "Agreement"), is entered into by an among Hibbett Sporting Goods, Inc., a Delaware corporation ("Buyer"), City Gear, LLC, a Tennessee limited liability company (the "Company"), the members and Warrant Holders of the Company set forth on Annex 2.2 to this Agreement, which specifically excludes any member that is solely a holder of Preferred Membership Interests (individually, a "Seller" and collectively, the "Sellers") and Jeffrey B. Presley and Harbert Mezzanine Partners II SBIC, L.P., a Delaware limited partnership (in their collective capacity as Sellers' Representative).
WHEREAS, Sellers own all of the outstanding Membership Interests and Warrants and all securities convertible or exercisable into Membership Interests; and
WHEREAS, Buyer desires to purchase from the Warrant Holders, and the Warrant Holders desire to sell to Buyer, all of the Warrants, on the terms and subject to the conditions set forth herein;
WHEREAS, Buyer desires to exercise the Warrants immediately following the purchase and sale of such Warrants pursuant to this Agreement; and
WHEREAS, following the purchase and sale of the Warrants and Buyer's exercise thereof, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all of the remaining Membership Interests (excluding any Membership Interests that Buyer owns following its exercise of the Warrants), on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
 DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
1.1 Definitions. Capitalized terms used in this Agreement are defined in Exhibit A of this Agreement.
1.2 Certain Rules of Construction. Except as otherwise explicitly specified in this Agreement to the contrary, (a) references to an Article, Section, Annex, Exhibit or Schedule means an Article or Section of, or Annex, Exhibit or Schedule to, this Agreement, unless another agreement is specified, (b) the word "including" is to be construed as "including, without limitation," (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statutes, rules or regulations, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person's successors and assigns to the extent not prohibited by this Agreement and (f) the words "writing" and "written" and terms of like import shall refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Whenever this Agreement indicates that the Company and/or Sellers have "made available," "delivered" or "provided" any document or information to Buyer, such statement is to be deemed to be a statement that such document or information was (i) delivered to Buyer via email or (ii) made available in the Data Room, in each case, at least two (2) Business Days prior to the date of this Agreement or (iii) for those matters specifically noted as such in this Agreement, made available for Buyer to review at the Facilities at least two (2) Business Days prior to the date of this Agreement. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days excluding the day on which the counting is initiated and including the final day of the period; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.
ARTICLE I
 PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS AND WARRANTS
1.1 Warrant Sale; Warrant Exercise; Membership Interest Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Parties shall consummate the Warrant Sale, Warrant Exercise and Membership Interest Sale. In furtherance thereof, the Parties agree that, at the Closing, the following steps shall be (or shall have been) taken sequentially in the following order:
(a) at the Closing, the Warrant Holders shall sell and transfer to Buyer, and Buyer shall purchase and acquire from the Warrant Holders, all of the Warrants, free and clear of all Encumbrances (the "Warrant Sale");
(b) immediately following the consummation of the Warrant Sale contemplated by Section 2.1(a) above, Buyer shall cause the Warrants to be exercised in accordance with the terms thereof (the "Warrant Exercise"); and
(c) immediately following the Warrant Exercise contemplated by Section 2.1(b) above, Sellers shall sell and transfer to Buyer, and Buyer shall purchase and acquire from Sellers, all of the Membership Interests held by Sellers (and specifically excluding the Membership Interests issued to Buyer upon consummation of the Warrant Exercise), which, together with the Membership Interests issued to Buyer upon consummation of the Warrant Exercise, constitute all of the issued and outstanding Ownership Interests of the Company, other than the Preferred Membership Interests, free and clear of all Encumbrances (the "Membership Interest Sale").
1.2 Purchase Price.
(a) The aggregate purchase price (the "Purchase Price") for the Warrant Sale and the Membership Interest Sale shall be (i) eighty-eight million dollars ($88,000,000) (subject to adjustment pursuant to Section 2.2(b), Section 2.3 and Section 2.4 of this Agreement), plus (ii) the First Contingent Payment and the Second Contingent Payment, if any, each payable in accordance with Section 2.5.
(b) Buyer shall pay the Purchase Price as follows:
at the Closing, Buyer shall pay to the Sellers in accordance with the framework set forth on Annex 2.2 to this Agreement and consistent with the sequence set forth in Section 2.1 above, a net amount equal to (A) eighty-eight million dollars ($88,000,000), minus (B) the Escrow Cash Amount, minus (C) the Estimated Closing Debt Amount, minus (D) the Estimated Seller Expenses Amount, plus or minus (E) the Estimated Cash on Hand Adjustment Amount, if any, plus or minus (F) the Closing Net Working Capital Adjustment Amount (such aggregate net amount being, the "Closing Cash Amount"). For the avoidance of doubt, prior to the Warrant Exercise, the portion of the Closing Cash Amount equal to the aggregate consideration payable in respect of the Warrant Sale (as will be set forth on the Closing Cash Amount Certificate) shall be paid by Buyer to the Warrant Holders, as consideration for the Warrant Sale, in accordance with the framework set forth on Annex 2.2 to this Agreement and the Closing Cash Amount Certificate by wire transfer of immediately available funds to the Purchase Price Bank Accounts in accordance with the wiring instructions set forth on Annex 2.2 to this Agreement (or such other wiring instructions as provided by the Sellers' Representative prior to the Closing Date). Immediately following the Warrant Exercise, the remaining amount of the Closing Cash Amount shall be paid by Buyer to the Sellers in accordance with the framework set forth on Annex 2.2 to this Agreement and the Closing Cash Amount Certificate by wire transfer of immediately available funds to the Purchase Price Bank Accounts in accordance with the wiring instructions set forth on Annex 2.2 to this Agreement (or such other wiring instructions as provided by the Sellers' Representative prior to the Closing Date);
(ii) at the Closing, Buyer shall pay to the Escrow Agent an amount equal to the Escrow Cash Amount, by wire transfer of immediately available funds to the Escrow Fund Bank Account, to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement;
(iii) at the Closing, Buyer shall pay, on behalf of the Company, to the Persons identified in the Debt Payoff Letters and Releases executed by the holders of Preferred Membership Interests, the Estimated Closing Debt Amount attributable to the Preferred Membership Interests and third party bank Debt and the mezzanine Debt provided by certain of the Warrant Holders in accordance with the wire instructions set forth in the Debt Payoff Letters and Releases;
(iv) at the Closing, Buyer shall pay, on behalf of the Company or Sellers, as the case may be, to the Persons identified in the Expense Payoff Letters, the Estimated Seller Expenses Amount in accordance with the wire instructions set forth in the Expense Payoff Letters;
(v) at the Closing, Buyer shall pay, for the benefit of Buyer and the Company following the Closing, an amount equal to any Cash Deficit, by wire transfer of immediately available funds to one or more of the Company's bank accounts as designated by Buyer (which amount, for the avoidance of doubt, is solely for the benefit of Buyer and the Company following the Closing and will not increase the amount of the Estimated Cash on Hand Adjustment Amount or the amount of Cash on Hand as finally determined pursuant to Section 2.4 below); and
(vi) any Contingent Payments shall be made pursuant to and subject to the terms and conditions in Section 2.5 below.
To the extent Buyer makes the payments or deliveries to which Sellers are entitled pursuant to this Article II and elsewhere in this Agreement to the Sellers' Representative or, in the case of payments, in accordance with the wiring instructions set forth on Annex 2.2 to this Agreement (or such other wiring instructions as provided by the Sellers' Representative in writing prior to the applicable payment or delivery date), Buyer shall be able to rely conclusively on the proper distribution of such payments or deliveries by the Sellers' Representative among Sellers or, in the case of payments, the proper receipt by Sellers, as the case may be, upon receipt by the Sellers' Representative of such deliveries or, in the case of payments, confirmation of wire transmission to the applicable accounts set forth in such wiring instructions. Without limiting the foregoing, upon receipt by the Sellers' Representative of any deliveries, or (in the case of payments) confirmation of wire transmission to the applicable accounts set forth in such wiring instructions, that any Seller may be entitled to receive pursuant to this Agreement, none of Buyer or any of its Affiliates shall be liable to such Seller for any Losses or any other damages resulting from such Seller not receiving such payments or deliveries.
2.3 Closing Purchase Price Adjustment.
(a) Sellers shall prepare in good faith and, not less than three (3) Business Days prior to the Closing Date, deliver to Buyer, an estimated balance sheet of the Company as of the Effective Time (the "Estimated Closing Balance Sheet") which will be accompanied by a statement (the "Estimated Closing Statement") setting forth the Sellers' calculation of (i) the Cash on Hand as of the Effective Time (the "Estimated Cash on Hand"), (ii) Net Working Capital as of the Effective Time (the "Estimated Net Working Capital Amount"), (iii) the outstanding Debt of the Company as of the Closing (the "Estimated Closing Debt Amount"), and (iv) outstanding Seller Expenses as of the Closing (the "Estimated Seller

Expenses Amount"). Sellers shall prepare the Estimated Closing Balance Sheet in accordance with GAAP and the assumptions and procedures set forth on Exhibit B of this Agreement, which is attached solely for illustrative purposes to demonstrate the manner in which the Estimated Closing Balance Sheet, the Estimated Closing Statement, the Closing Balance Sheet and the Closing Statement are to be prepared. Upon delivery of the Estimated Closing Balance Sheet and Estimated Closing Statement, the Company shall provide Buyer and its Representatives with reasonable access to the relevant employees, accountants and books and records of the Company to review the accuracy of such amounts. In the event that Buyer does not agree in good faith with Sellers' calculation of the Estimated Net Working Capital Amount, Estimated Cash on Hand Adjustment Amount, Estimated Closing Debt Amount and/or Estimated Seller Expenses Amount, the Sellers' Representative and Buyer shall negotiate in good faith to mutually agree upon acceptable estimates and each such Party shall consider in good faith any proposed comments or changes that the other Party may reasonably suggest; provided, however, that Sellers' failure to include any changes by Buyer or Buyer's failure to accept changes or positions of Sellers, or the acceptance by any Party of the Estimated Closing Balance Sheet and Estimated Closing Statement, shall not limit or otherwise affect any such Party's right to include such changes or other changes in the Closing Balance Sheet or Closing Statement, or constitute an acknowledgement by any Party of the accuracy of the Estimated Cash on Hand, Estimated Net Working Capital Amount, Estimated Closing Debt Amount or the Estimated Seller Expenses Amount.
(b) The adjustments to calculate the Closing Cash Amount to be paid by Buyer at the Closing pursuant to Section 2.2(b) shall be calculated as follows: the cash to be paid at Closing shall be (i)(A) decreased dollar for dollar to the extent that the Estimated Net Working Capital Amount is less than the Net Working Capital Target, or (B) increased dollar for dollar to the extent that the Estimated Net Working Capital Amount is greater than the Net Working Capital Target (the "Closing Net Working Capital Adjustment Amount"), and (ii)(A) increased dollar for dollar in an amount, if any, equal to the Estimated Cash on Hand if a positive number, or (B) decreased dollar for dollar in an amount, if any, equal to the Estimated Cash on Hand if a negative number (collectively, in the case of both (A) and (B), the "Estimated Cash on Hand Adjustment Amount").
(c) Notwithstanding anything herein to the contrary, Buyer and Sellers acknowledge that either Buyer and/or a Representative of Buyer will conduct a physical count of certain of the Company's inventory based on a sampling of fourteen (14) retail stores, at such stores as reasonably mutually agreed to by Buyer and Sellers' Representative, and at the Company's e-commerce warehouse and distribution center, all at times reasonably mutually agreed upon by Buyer and Sellers' Representative (but in any event within seven (7) calendar days prior to the Closing Date), which physical count will be at Buyer's sole cost and expense and facilitated by the Company with all necessary reasonable cooperation, and which physical count will be appropriately reflected (together with the inventories of all other retail stores and locations based on the Company's inventory count in the Ordinary Course of Business (to the extent consistent with GAAP), unless and to the extent Buyer's physical count discovers material, unanticipated inventory shrinkage (in which case the inventories of all other retail stores and locations will be determined by adjusting the Company's inventory count for such other retail stores and locations as necessary to conform to Buyer's usual and customary inventory methodologies)) in the Estimated Balance Sheet and the Estimated Closing Statement, and the valuation of the Company's inventory for purposes of determining the Estimated Net Working Capital, as well as the final Closing Statement and Net Working Capital pursuant to Section 2.4 below; provided, however, that, to the extent Buyer's physical count of the fourteen (14) retail stores and the e-commerce warehouse and distribution center reveals in the aggregate material, unanticipated inventory shrinkage, then the inventory as of the Closing Date reflected in the Final Closing Statement and Net Working Capital pursuant to Section 2.4 below will be based on and determined from an expanded inventory of at least twelve (12) additional retail stores (which may be expanded further in Buyer's absolute discretion) to be conducted by Buyer (with Representatives of Sellers permitted to participate in such inventory) as soon as reasonably practical following the Closing Date; provided, that Buyer may elect to initially verify the pre-Closing physical inventory in lieu of conducting an expanded inventory (in which case the expanded inventory will only be required if Buyer confirms the material, unanticipated inventory shrinkage observed in the initial pre-Closing inventory process). In the event the expanded physical inventory occurs, then such expanded and aggregate physical inventory count will be appropriately reflected (together with the inventories of all other retail stores and locations as determined by adjusting the Company's inventory count for such other retail stores and locations as necessary to conform to Buyer's usual and customary inventory methodologies, unless such expanded inventory does not show, in the aggregate, material, unanticipated inventory shrinkage, in which case the Company's usual and customary practices shall apply to such other stores (to the extent consistent with GAAP)) as the valuation of the Company's inventory for purposes of determining the final Closing Statement and Net Working Capital pursuant to Section 2.4 below. For the avoidance of doubt, the physical count to be done prior to the Closing Date shall be conducted at the following locations: (i) the Company's distribution center, (ii) the Company's e-commerce warehouse and (iii) no more than fourteen (14) of the Company's retail stores, such stores to be reasonably mutually agreed upon by Buyer and Sellers Representative.
2.4 Post-Closing Purchase Price Adjustment.
(a) No later than ninety (90) days after the Closing Date, Buyer shall cause a balance sheet of the Company as of the Effective Time (the "Closing Balance Sheet") to be prepared and delivered to the Sellers' Representative, which will be accompanied by a statement (the "Closing Statement") setting forth Buyer's good faith calculation of the (i) final Cash on Hand, Net Working Capital, Closing Debt Amount, and Closing Seller Expenses Amount and (ii) the Proposed Final Adjustment Amount. Buyer shall prepare the Closing Balance Sheet and the Closing Statement in accordance with GAAP and the assumptions and procedures set forth on Exhibit B of this Agreement. Buyer shall provide a reasonable opportunity for the Sellers' Representative and its Representatives, subject to reasonable and customary confidentiality agreements, to review the books and records of the Company used in preparing or supporting the Closing Balance Sheet and the Closing Statement and the numbers contained therein.
(b) If, within sixty (60) days following delivery of the Closing Balance Sheet and the Closing Statement (the "Objection Notice Period"), the Sellers' Representative has not given Buyer written notice of any good faith objection to the Proposed Final Adjustment Amounts (which notice is to state in reasonable detail the basis of its objection and the matters in dispute and the amount of any proposed adjustments in accordance with Section 2.4(c) of this Agreement) (an "Objection Notice"), then Buyer's calculations of the Proposed Final Adjustment Amount is to be deemed the Final Adjustment Amount and is to be binding and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge.
(c) If the Sellers' Representative gives Buyer an Objection Notice with respect to Buyer's calculations of the Proposed Final Adjustment Amounts within the Objection Notice Period, then the Sellers' Representative and Buyer shall in good faith attempt to resolve the specific issues set forth in reasonable detail in such Objection Notice (and, for avoidance of doubt, all other calculations with respect to the Proposed Final Adjustment Amounts are to be binding and conclusive on the Parties). If the Sellers' Representative and Buyer fail to resolve such issues within thirty (30) days following Buyer's receipt of such Objection Notice, the Sellers' Representative and Buyer shall submit the specific issues (and only such issues) set forth in reasonable detail in such Objection Notice remaining in dispute to a nationally recognized certified public accounting firm mutually selected by the Sellers' Representative and Buyer (the "Independent Accountants") for resolution in accordance with the guidelines and procedures set forth in this Agreement. If issues are submitted to the Independent Accountants for resolution, (i) the Sellers' Representative and Buyer shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants request and are available to such Party or such Party's Representatives and are to be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues, (ii) the determination by the Independent Accountants, as set forth in a notice to be delivered to both the Sellers' Representative and Buyer within thirty (30) days of the submission to the Independent Accountants of the issues remaining in dispute, is to be final, binding and conclusive on the Parties and is to be used in the calculation of the Final Adjustment Amounts, (iii) in no event shall any determination of the Independent Accountants be outside of the range of Buyer's proposed final calculations of such disputed issues set forth in the Closing Statement and Sellers' proposed adjustments thereto set forth in the Objection Notice, and (iv) the fees and expenses of the Independent Accountants are to be allocated and payable by Buyer, on the one hand, and Sellers on the other hand, in proportion to the amounts by which the proposals of Buyer and the Sellers' Representative, respectively, differed from the Independent Accountants' final determination of the matters in dispute, and the Independent Accountants are to determine such proportions in the Independent Accountant's final determination.
(d) Within five (5) Business Days after the earlier of (i) the expiration of the Objection Notice Period in the event no Objection Notice is delivered to Buyer prior thereto, (ii) the joint final resolution of Buyer and Sellers' Representative of any disputed items set forth in an Objection Notice, or (iii) the final determination by the Independent Accountants in accordance with Section 2.4(c), the following applicable payments shall be made by wire transfer of immediately available funds, except as otherwise provided in Section 2.4(e):
(i) If Cash on Hand as finally determined pursuant to this Section 2.4 exceeds the Estimated Cash on Hand (the amount by which the final Cash on Hand exceeds the Estimated Cash on Hand, the "Excess Cash on Hand"), Buyer shall pay to the Sellers' Representative, for the account of Sellers in accordance with the framework set forth on Annex 2.2, an amount equal to the Excess Cash on Hand. If Cash on Hand as finally determined pursuant to this Section 2.4 is less than the Estimated Cash on Hand (the amount by which the final Cash on Hand is less than the Estimated Cash on Hand, the "Deficit Cash on Hand"), then Sellers (jointly to the extent of the Adjustment Escrow Amount and severally thereafter on the basis of the Pro Rata Percentage of each Seller) shall pay to Buyer an amount equal to the Deficit Cash on Hand.
(ii) If Net Working Capital as finally determined pursuant to this Section 2.4 exceeds the Estimated Net Working Capital Amount (the amount by which the final Net Working Capital exceeds the Estimated Net Working Capital Amount, the "Excess Net Working Capital"), Buyer shall pay to Sellers in accordance with the framework set forth on Annex 2.2, an amount equal to the Excess Net Working Capital. If Net Working Capital as finally determined pursuant to this Section 2.4 is less than the Estimated Net Working Capital Amount (the amount by which the final Net Working Capital is less than the Estimated Net Working Capital Amount, the "Deficit Net Working Capital"), then the Sellers (jointly to the extent of the Adjustment Escrow Amount and severally thereafter on the basis of the Pro Rata Percentage of each Seller) shall pay to Buyer an amount equal to the Deficit Net Working Capital.
(iii) If the Closing Debt Amount as finally determined pursuant to this Section 2.4 exceeds the Estimated Closing Debt Amount (the amount by which the final Closing Debt Amount exceeds the Estimated Closing Debt Amount, the "Excess Closing Debt Amount"), then Sellers (jointly to the extent of the Adjustment Escrow Amount and severally thereafter on the basis of the Pro Rata Percentage of each Seller) shall pay to Buyer an amount equal to such Excess Closing Debt Amount. If the Closing Debt Amount as finally determined pursuant to this Section 2.4 is less than the Estimated Closing Debt Amount (the amount by which the Closing Debt Amount is less than the Estimated Closing Debt Amount, the "Deficit Closing Debt Amount"), then Buyer shall pay to Sellers in accordance with the framework set forth on Annex 2.2, an amount equal to the Deficit Closing Debt Amount.

(iv) If the Closing Seller Expenses Amount as finally determined pursuant to this Section 2.4 exceeds the Estimated Seller Expenses Amount (the amount by which the final Closing Seller Expenses Amount exceeds the Estimated Seller Expenses Amount, the "Excess Seller Expenses Amount"), then Sellers (jointly to the extent of the Adjustment Escrow Amount and severally thereafter on the basis of the Pro Rata Percentage of each Seller) shall pay to Buyer an amount equal to such Excess Seller Expenses Amount. If the Closing Seller Expenses Amount as finally determined pursuant to this Section 2.4 is less than the Estimated Seller Expenses Amount (the amount by which the final Closing Seller Expenses Amount is less than Estimated Seller Expenses Amount, the "Deficit Seller Expenses Amount"), then Buyer shall pay to the Sellers' Representative, for the account of Sellers in accordance with the framework set forth on Annex 2.2, an amount equal to the Deficit Seller Expenses Amount.
Any required payments between Buyer and Sellers pursuant to this Section 2.4(d) shall be netted against each other, as applicable, and paid pursuant to Section 2.4(e).
(e) Payment of the Final Adjustment Amount is to be made first, in the case of Sellers, from the Adjustment Escrow Amount pursuant to the Escrow Agreement, and otherwise by wire transfer of immediately available funds to an account or accounts designated by the recipient Party or Parties within five (5) Business Days after the date of final determination of such Final Adjustment Amount. To the extent any payments are required to be paid from the Adjustment Escrow Amount, Buyer and Sellers' Representative shall provide the Escrow Agent joint written instructions to effect such payments within five (5) Business Days after the determination of the Final Adjustment Amount. Notwithstanding the foregoing sentence, in the event any Seller does not make timely payment by wire transfer of immediately available funds to Buyer for such Seller's Pro Rata Percentage of any amounts in excess of the Adjustment Escrow Amount owing from Sellers to Buyer pursuant to Section 2.4(d), Buyer is to have the option, in Buyer's sole discretion, to recover such amounts by offsetting such amounts against the Escrow Fund (which, for the avoidance of doubt, will include amounts in excess of the Adjustment Escrow Amount) and/or such Seller's Pro Rata Percentage of any Contingent Payment otherwise payable by Buyer pursuant to Section 2.5.
(f) Any payments made under this Section 2.4 shall be treated by the Parties as an adjustment to the Purchase Price for income Tax purposes, unless a final determination (which is to include the execution of an IRS Form 870-AD or successor form) with respect to such payment causes any such payment not to be treated as an adjustment to the Purchase Price for Tax purposes.
2.5 Earnout Payments.
(a) First Contingent Payment.
(i) Subject to the terms and conditions of this Section 2.5, Buyer shall, if applicable, pay to Sellers in accordance with the framework set forth on Annex 2.2, a certain payment with respect to the fifty two (52) week period ending February 1, 2020 (the "First Earnout Measurement Period"), based on the achievement of a certain Earnout EBITDA for the First Earnout Measurement Period as specified in Section 2.5(a)(ii). The payment, if any, earned in accordance with Section 2.5(a)(ii) of this Agreement with respect to the First Earnout Measurement Period shall be referred to herein as the "First Contingent Payment."
(ii) The First Contingent Payment, if any, shall be determined as follows:
(A) If the Earnout EBITDA for the First Earnout Measurement Period is equal to or greater than the First Full FY Upper EBITDA Threshold, the First Contingent Payment shall equal ten million dollars ($10,000,000).
(B)  If the Earnout EBITDA for the First Earnout Measurement Period is

equal to or greater than the First Full FY Lower EBITDA Threshold, but less than the First Full FY Upper EBITDA Threshold, the First Contingent Payment to be paid shall be determined based on linear interpolation between the First Full FY Lower EBITDA Threshold and the First Full FY Upper EBITDA Threshold, and shall be an amount between $0 and $10,000,000, as illustrated on Annex 2.5.
 For the avoidance of doubt, if the Earnout EBITDA for the First Earnout Measurement Period is less than the First Full FY Lower EBITDA Threshold, no First Contingent Payment, or any portion thereof, shall be due pursuant to this Agreement.
(b) Second Contingent Payment.
(i) Subject to the terms and conditions of this Section 2.5, Buyer shall, if applicable, pay to Sellers in accordance with the framework set forth on Annex 2.2, a certain payment with respect to the First Earnout Measurement Period and the fifty two (52) week period ending January 30, 2021 (the "Second Earnout Measurement Period"), based on the achievement of a certain Average Earnout EBITDA as specified in Section 2.5(b)(ii). The payment, if any, earned in accordance with Section 2.5(b)(ii) of this Agreement shall be referred to herein as the "Second Contingent Payment."
(ii) The Second Contingent Payment, if any, shall be determined as follows:
(A) If the Average Earnout EBITDA is equal to or greater than the Upper Average EBITDA Threshold, the Second Contingent Payment shall equal the sum of (1) fifteen million dollars ($15,000,000) plus (2) the excess, if any, of ten million dollars ($10,000,000) over the First Contingent Payment.
(B)  If the Average Earnout EBITDA is equal to or greater than the Lower Average EBITDA Threshold, but less than the Upper Average EBITDA Threshold, the Second Contingent Payment to be paid shall be determined based on linear interpolation between the Lower Average EBITDA Threshold and the Upper Average EBITDA Threshold, and shall be an amount between $0 and $15,000,000, as illustrated on Annex 2.5.

For the avoidance of doubt, if the Average Earnout EBITDA is less than the Lower Average EBITDA Threshold, no Second Contingent Payment, or any portion thereof, shall be due pursuant to this Agreement.
(c) Within forty-five (45) days after the finalization and receipt of the Company's audited consolidated financial statements for each Earnout Measurement Period, Buyer shall submit to the Sellers' Representative, Buyer's good faith calculation of the applicable Contingent Payment (the "Contingent Payment Calculation"), if any, together with reasonable details supporting Buyer's determination of the Contingent Payment Calculation. After delivery of the applicable Contingent Payment Calculation and until any dispute with respect thereto is finally resolved, the Sellers' Representative and its Representatives shall be permitted reasonable access, during normal business hours and upon reasonable notice, and subject to customary confidentiality agreements, to review the books and records of the Company related to the preparation of such Contingent Payment Calculation. If, within forty-five (45) days following delivery of the applicable Contingent Payment Calculation, the Sellers' Representative has not given Buyer written notice of any good faith objection to such Contingent Payment Calculation (which notice shall state in reasonable detail the basis of Sellers' objection, the matters in dispute and the amount of any proposed adjustments) (such a notice being a "Qualifying Objection Notice"), then such Contingent Payment Calculation shall be deemed final and shall be binding and conclusive on Buyer and Sellers for all purposes and not subject to further dispute or challenge. Subject to the last sentence of Section 2.5(e) of this Agreement, any disputes regarding a Contingent

Payment shall be finally determined in accordance with the review and dispute procedures provided in Section 2.4(c) of this Agreement.
(d) Within five (5) Business Days after final determination pursuant to Section 2.5(c) of this Agreement (i) the Contingent Payment, if any, shall be payable to Sellers in accordance with the framework set forth on Annex 2.2 attached hereto by wire transfer to the accounts specified in writing by the Sellers' Representative. Upon such payment to the Sellers, or offset to the extent permitted pursuant to this Section 2.5(d), Buyer shall be fully released and discharged of any obligations with respect to such Contingent Payment. Buyer shall have the right to offset from any Contingent Payment up to the full amount due and payable to Buyer with respect to any unpaid claims for finally determined or agreed Losses under this Agreement to the extent such amounts would be required to be paid directly by the Sellers pursuant to Section 8.8(a)(ii), Section 8.8(a)(iv) or 8.8(b). Buyer shall further have the right to hold back from such Contingent Payment (provided that Buyer shall instead deposit such amount into the Escrow Fund until the final resolution thereof) any amount reasonably estimated by Buyer in good faith to cover any unresolved, pending or otherwise unpaid claims of Losses under this Agreement only to the extent such amounts would be required to be paid directly by the Sellers pursuant to Section 8.8(a)(ii), Section 8.8(a)(iv) or 8.8(b).
(e) Except as would not adversely affect the amount of any Contingent Payment, from the Closing through the end of each Earnout Measurement Period, without the consent of the Sellers' Representative (which consent will not be unreasonably withheld or delayed): (i) Buyer shall operate the Company with books and records so as to allow for the determination of the Earnout EBITDA, (ii) Buyer shall not knowingly and intentionally operate the Company in a manner the specific purpose of which is to prevent the earning of any Contingent Payment, and (iii) Buyer shall use commercially reasonable efforts to fund the operations of the Business, in the aggregate, substantially consistently with the budget set forth on Schedule 2.5(e) to this Agreement, which includes both an operating and capital expenditure budget (the "Budget"), but subject to the ultimate oversight and authority of the CEO and board of directors of Buyer (subsections (i), (ii) and (iii) being referred to herein as the "Earnout Covenants"). It is further agreed that for such time as he is employed by the Company, that Mr. Longo shall reasonably cooperate with the Company in facilitating the implementation of the Budget. For the avoidance of doubt, Buyer shall have no obligation to fund any monies for the Company during the Measurement Periods (other than Buyer's requirement to use commercially reasonable efforts to fund the operations of the Business in accordance with the budget set forth on Schedule 2.5(e) to this Agreement or in Buyer's reasonable discretion with respect to any amendments to the Budget). Nothing contained in this Section 2.5(e) is intended to control or otherwise restrict in any way management or the board of directors of Buyer or the Company from operating the Company in any respect and making all business and customer decisions (including decisions regarding efforts or resources to secure or maintain business, the hiring or termination of employees, or the incurrence of expenses) and requiring compliance with Buyer's and its Affiliates' internal controls, corporate governance policies and procedures, legal and regulatory compliance standards and other similar matters, in each case in the manner which Buyer's management or board of directors deem appropriate in their sole discretion. Accordingly, Sellers acknowledge and agree that, in the event that any of the Earnout Covenants shall be breached, Sellers' sole and exclusive remedy shall be a claim or Action (pursuant to the venue specified in Section 11.11) seeking to recalculate and/or appropriately adjust any Contingent Payment (as and when any Contingent Payment will otherwise be payable), and Sellers shall have no right to specifically enforce compliance with the Earnout Covenants.
(f) Notwithstanding any other provision in this Agreement to the contrary, in the event of an Event of Acceleration prior to the expiration of the Second Earnout Measurement Period, then the maximum amount of the Contingent Payment less any such Contingent Payment that may have been previously paid shall be due and payable within five (5) Business Days of the Event of Acceleration by Buyer to Sellers in accordance with the framework set forth on Annex 2.2 attached hereto by wire transfer to the accounts specified in writing by the Sellers' Representative. For purposes of this Section 2.5, an "Event of Acceleration" means (x) the consummation of the sale or transfer of all of the Company or its Business (whether by sale of Ownership Interests, sale of assets, merger or otherwise) to a third Person (other than an Affiliate of Buyer), or (y) the liquidation or dissolution of the Company (other than into an Affiliate of Buyer).
(g) For the avoidance of doubt, none of Buyer, the Company or any of their respective Affiliates (i) will owe Sellers any fiduciary or similar duty in respect of this Section 2.5, (ii) are making any representations or warranties to Sellers with respect to the operations of the Company after the Closing or with respect to any estimates or projections relating to the Earnout EBITDA, or (iii) will have any obligation in respect of this Section 2.5 (including any operational or other business requirements or limitations) except for the Earnout Covenants, it being the Parties' intention that any other representations, warranties, covenants, agreements, duties and/or obligations, express or implied, in respect of this Section 2.5 and the earning or payment of the Contingent Payments are expressly waived and disclaimed by Sellers. In addition, subject to the related payment obligations pursuant to Section 2.5(f) (if applicable), nothing in this Agreement shall be interpreted as a restriction or limitation on Buyer's, the Company's or their respective Affiliates' rights and abilities (x) to acquire by purchase, exchange, or otherwise any other Person, whether or not engaged in a business similar or related to the Business (an "Acquired Business"), (y) to sell any of the Assets or Liabilities of the Company to, or to merge the Business of the Company with, another Person, or enter into a joint venture with another Person (such other Person, a "Consolidating Business"), or (z) liquidate or dissolve the Company. Sellers shall have no rights or interests in or relating to, and the Earnout EBITDA shall be determined without giving effect to, any Acquired Business or any Consolidating Business or any amounts contributed therefrom.
(h) Sellers agree and acknowledge that there may be no Contingent Payments payable pursuant to the provisions of this Section 2.5 and that the right to receive the Contingent Payments, if any, pursuant to this Agreement: (i) does not represent an Ownership Interest in Buyer, the Company, or any of its respective Affiliates, (ii) does not carry voting, dividend or liquidation rights, (iii) is not represented by any form of certificate or instrument, (iv) does not bear any interest, and (v) shall not be assignable or transferable (except for the transfer of economic rights for estate planning purposes to immediate family members or trusts for their benefit upon advanced prior written notice to Buyer and such assignee's written agreement to all of the terms and conditions of this Agreement related to the Contingent Payment (including any related offset rights)) or subject to any Encumbrance.
(i) Notwithstanding anything contained in this Section 2.5 to the contrary, the maximum aggregate Contingent Payments pursuant to this Section 2.5 shall not exceed twenty five million dollars ($25,000,000).
(j) Sellers acknowledge and agree that the various Earnout EBITDA thresholds and results contained herein, and the receipt of Buyer's determination of the Contingent Payments, if any, together with reasonable supporting details supporting Buyer's determination of the Contingent Payments, to the extent not already disclosed to the public, may constitute receipt of material, non-public information concerning Buyer or its Affiliates (including the Company). To the extent such information constitutes material, non-public information concerning Buyer or its Affiliates, Sellers acknowledge that they are prohibited from purchasing or selling securities of Buyer or its Affiliates, until such information is disclosed to the public.
2.6 The Closing. The closing of the Transactions (the "Closing") is to take place on the first Business Day following the last day of the Company's fiscal month in which the satisfaction of the conditions set forth in Article VII which can be satisfied prior to Closing occurs, provided that such conditions shall be satisfied at least two (2) Business Days prior to the end of such fiscal month, at such place as agreed upon by the Parties (including remotely by means of facsimile, electronic mail or other electronic means), but in no event sooner than November 5, 2018. The Closing is to be deemed to occur at 11:59 p.m. (Central Time) on the calendar day immediately preceding the Closing Date (the "Effective Time") or at such other time as agreed upon in writing by the Parties.
2.7 Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement or the other Transaction Documents, at the Closing:
(a) Sellers shall deliver to Buyer (collectively, the "Seller Closing Documents"):
(i) assignments of Membership Interest or Warrants, as applicable, in forms reasonably acceptable to Buyer, duly executed by each Seller or Warrant Holder, as applicable;
(ii) an escrow agreement substantially in the form of Exhibit C of this Agreement (the "Escrow Agreement"), duly executed by the Sellers' Representative;
(iii) an employment offer letter substantially in the form attached hereto as Exhibit D of this Agreement (the "Offer Letter"), duly executed by Mr. Longo;
(iv) (A) an amendment to the Lease Agreement, dated as of August 31, 2016, by and between the Company, as lessee, and Merchants Capital Real Estate, LLC, a Tennessee limited liability company, as lessor, with respect to the Company's corporate headquarters located at 813 Ridge Lake Boulevard, Suite 400, Memphis, Tennessee 38120 in the form attached hereto as Exhibit E of this Agreement, duly executed by the Company and Merchants Capital Real Estate, LLC, (B) an amendment to the Contract for Maintenance/Construction Support and Assistance for Retail Locations, dated as of October 2, 2017, by and between the Company and TIG Management, LLC, a Tennessee limited liability company in the form attached hereto as Exhibit F, and (C) an amendment to the Contract Supply Chain Agreement, dated as of July 1, 2017, by and between the Company and ML Group Logistics, LLC, a Tennessee limited liability company in the form attached hereto as Exhibit G;
(v) an affidavit, duly executed by each Seller, stating, under penalty of perjury, such Seller's United States taxpayer identification number and that such Seller is not a foreign person within the meaning of Section 1445 of the Code (and any similar affidavits that may be required under state law);
(vi) payoff letters with respect to any institutional and mezzanine bank Debt (the "Debt Payoff Letters"), duly executed by the Persons identified in the Debt Payoff Letters, in a customary and reasonable form, providing for, upon the payment of the Estimated Closing Debt Amount to such Persons as set forth in the applicable Debt Payoff Letters, the satisfaction of such outstanding Debt owed by Sellers and/or the Company, as applicable, and the termination of all Encumbrances with respect to the Membership Interests, Warrants and/or Assets of the Company;
(vii) payoff letters or other customary invoices or evidence of amounts due (including a termination and satisfaction letter from Fifth Third Bank) (the "Expense Payoff Letters"), providing for the amount of Seller Expenses owed by Sellers and/or the Company, as applicable, and wire or other payment delivery instructions;
(viii) counterparts of the restrictive covenant agreement, in the applicable forms attached as Exhibit H of this Agreement (the "Restrictive Covenant Agreement"), duly executed by each Key Seller;
(ix) a certificate of good standing or equivalent certificate from the jurisdiction in which the Company is formed or is qualified to do business, all issued by the Secretary of State or other

Governmental Authority of such jurisdiction, each of which is to be dated within ten (10) Business Days prior to the Closing Date;
(x) a certificate duly executed by an authorized officer of the Company (A) certifying as true, complete and accurate as of the Closing, an attached copy of the Organizational Documents of the Company, (B) certifying and attaching all requisite resolutions or actions of the board of directors of the Company and resolutions or actions of the members the Company approving the execution and delivery of the Transaction Documents to which the Company is a party and the consummation of the Transactions, and certifying to the incumbency of the officers of the Company executing this Agreement and any other documents being executed in connection with the consummation of the Transactions and (C) setting forth the amount of the Closing Cash Amount that each Seller will be entitled to receive at the Closing (consistent with Annex 2.2) (the items in this clause (C) being the "Closing Cash Amount Certificate").
(xi) a resignation and release agreement from each of the directors and officers of the Company that Buyer has requested to resign as of the Closing, duly executed by each such director and officer, as applicable, in the form attached hereto as Exhibit J of this Agreement;
(xii) evidence, in form and substance reasonably satisfactory to Buyer, of the purchase of the Tail Insurance by Sellers as contemplated by Section 6.9;
(xiii) a certificate executed by the Sellers' Representative, given on behalf of Sellers and not in such Person's individual capacity, in form and substance reasonably acceptable to Buyer, certifying that the conditions in respect of Sellers set forth in Sections 7.1(a) and 7.1(b), have been satisfied;
(xiv) a certificate executed by an officer of the Company, given on behalf of the Company and not in such officer's individual capacity, in form and substance reasonably acceptable to Buyer, certifying that the conditions in respect of the Company set forth in Sections 7.1(a), 7.1(b) and 7.1(e) have been satisfied;
(xv) a redemption and release agreement executed by each holder of Preferred Membership Interests (the "Releases"), in the form attached hereto as Exhibit K of this Agreement;
(xvi) the Bring-Down Schedules;
(xvii) evidence, in form and substance reasonably satisfactory to Buyer, of the satisfaction of all loans or advances made by the Company to, or made to the Company by, an employee, director, officer, member or Affiliate of the Company;
(xviii) an engagement letter, in form and substance reasonably satisfactory to Buyer, from CBIZ, Inc., with respect to its engagement on behalf of the Company in connection with the matters contemplated by Section 6.14; and
(xix) such other bills of sale, assignments, documents and other instruments of transfer and conveyance as Buyer reasonably requests, each in form and substance reasonably satisfactory to the Parties and duly executed by Sellers.
(b) Buyer shall deliver (collectively, the "Buyer Closing Documents"):
(i) to Sellers in accordance with the framework set forth on Annex 2.2 and the Closing Cash Amount Certificate, the Closing Cash Amount, payable by wire transfer of immediately available funds to the Purchase Price Bank Accounts;

(ii) to the Sellers' Representative, the Escrow Agreement, duly executed by Buyer and the Escrow Agent;
(iii) to Mr. Longo, the Offer Letter, duly executed by Buyer and/or the Company;
(iv) to the applicable Key Seller, the Restrictive Covenant Agreements duly executed by Buyer and/or the Company;
(v) to the Sellers' Representative, a certificate executed by an officer of Buyer, given on behalf of Buyer and not in such officer's individual capacity, certifying that the conditions in respect of Buyer set forth in Sections 7.2(a), 7.2(b), and 7.2(e) have been satisfied;
(vi) to the Escrow Agent, the Escrow Cash Amount, payable by wire transfer of immediately available funds to the Escrow Fund Bank Account;
(vii) to the Sellers' Representative, a certificate duly executed by an authorized officer of Buyer certifying and attaching all requisite resolutions or actions of the board of Buyer approving the execution and delivery of the Transaction Documents to which Buyer is a party and the consummation of the Transactions and certifying to the incumbency of the officers of Buyer executing this Agreement and any other documents being executed in connection with the consummation of the Transactions; and
(viii) such other bills of sale, assignments, documents and other instruments of transfer and conveyance as Sellers' Representative reasonably requests, each in form and substance reasonably satisfactory to the Parties and duly executed by Buyer.
2.8       Withholding. Buyer is entitled to deduct and withhold, or cause the Escrow Agent to deduct and withhold, from any amounts payable pursuant to this Agreement or any other Transaction Document any withholding Taxes or other amounts required under the Code or any applicable Legal Requirement to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts are to be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
2.9 Bank Accounts of Sellers. At the Closing, Sellers shall cause the Company to grant Buyer and its designees signatory power and, if requested, the sole power to issue instructions relating to those certain bank accounts identified on Schedule 2.9 of this Agreement into which deposits for accounts receivable and other rights of payment for goods and services provided by the Business are made. To the extent, the current balance in such accounts are not sufficient to cover any Holdback Cash (any deficit in such minimum cash balance being a "Cash Deficit"), Buyer will pay such Cash Deficit out of the Purchase Price pursuant to Section 2.2(b)(v).
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
In order to induce Buyer to enter into and perform this Agreement and to consummate the Transactions, the Company and Sellers (jointly to the extent of the Indemnity Escrow Amount and severally thereafter on the basis of the Pro Rata Percentage of each Seller) represent and warrant to Buyer (as of the date hereof and as of the Closing Date) as follows (it being agreed that all representations and warranties regarding the Company apply to all Predecessors of the Company):

3.1 Organization.
(a) The Company is (i) duly formed, validly existing and in good standing under the Legal Requirements of the State of Tennessee, and (ii) duly qualified to do business and in good standing in each state jurisdiction where such qualification is required by applicable Legal Requirements, except where the failure to so qualify is not material. Schedule 3.1(a) of this Agreement sets forth all jurisdictions in which the Company is qualified to do business.
(b) Sellers have made available to Buyer true, complete and accurate copies of (i) the articles of organization of the Company, as amended as of the date hereof, and (ii) the minute books of the Company. Schedule 3.1(b) of this Agreement sets forth a list of (A) any Person that has ever merged with or into the Company, (B) any Person a majority of whose Ownership Interest has ever been acquired by the Company, (C) any Person all or substantially all of whose Assets has ever been acquired by the Company, and (D) any prior names of the Company or any Person described in the foregoing clauses (A) through (C) (each such Person, a "Predecessor").
3.2       Power and Authorization. The execution, delivery and performance by the Company of the Transaction Documents to which the Company is a party and the consummation of the Transactions are within the power and authority of the Company and have been duly authorized by all necessary action on the part of the Company. The Transaction Documents to which the Company is a party (a) have been or (for documents to be delivered at Closing) will be as of the Closing duly executed and delivered by the Company and (b) are or (for documents to be delivered at Closing) will be as of the Closing the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with the terms of such Transaction Documents, except as enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies (the "Enforceability Exceptions"). The Company has full power and authority necessary to own and use its Assets and carry on the Business.
3.3       Authorizations of Governmental Authorities. Except as disclosed on Schedule 3.3 of this Agreement, no action by (including any authorization, consent or approval), or in respect of, or filing with, or notice to, any Governmental Authority is or was required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Company of the Transaction Documents to which it is or (for documents to be delivered at Closing) will be a party as of the Closing or (b) the consummation of the Transactions by the Company.
3.4       No Conflict. Except as disclosed on Schedule 3.4 of this Agreement, neither the execution, delivery and performance by the Company of any of the Transaction Documents to which it is or will be a party nor the consummation of the Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval), or in respect of, or any filing with, or notice to, any Governmental Authority, in each case, as disclosed on Schedule 3.3 of this Agreement, violate any Legal Requirement applicable to the Company; (b) result in the modification, acceleration, termination, breach or violation of, or default under, any contractual obligation of the Company; (c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any contractual obligation of the Company; (d) result in the creation or imposition of an Encumbrance upon, or the forfeiture of, any Assets of the Company; (e) result in a breach or violation of, or default under, the Organizational Documents of the Company; or (f) materially adversely affect the carrying out of the Transactions, except in the cases of clauses (b) or (c), where the modification, acceleration, termination, breach or violation of, default, or the failure to obtain or take any action (including any authorization, consent or approval) would not be material to the Company or its business.

3.5 Capitalization; Title; Subsidiaries.
(a) Schedule 3.5(a) of this Agreement sets forth all of the authorized, issued and outstanding Ownership Interests of the Company (including any and all preferences related thereto). All of the issued and outstanding Ownership Interests of the Company have been duly authorized, validly issued, and are fully paid and non-assessable, and were issued in compliance with (i) all applicable Legal Requirements, including federal and state securities laws, and (ii) the Organizational Documents of the Company. The Company does not hold any of its Ownership Interests in its treasury. All of the issued and outstanding Ownership Interests of the Company are held of record and beneficially owned by the Persons and in the respective amounts disclosed on Schedule 3.5(a) of this Agreement. Except as disclosed on Schedule 3.5(a) of this Agreement: (A) there are no preemptive rights or other similar rights in respect of any Ownership Interests of the Company, and (B) except as imposed by applicable securities laws, there are no Encumbrances on, or other contractual obligations relating to, the ownership, transfer or voting of any Ownership Interests of the Company, or otherwise affecting the rights of any holder of the Ownership Interests of the Company.
(b) Sellers are the record and beneficial owners of all of the Membership Interests, Warrants and Preferred Membership Interests (except for those Preferred Membership Interests reflected on Schedule 3.5(a) of this Agreement as being held by Merchants Capital Group, a Tennessee general partnership), and in each case (together with Merchants Capital Group) have good and marketable title to such Membership Interests, Warrants and Preferred Membership Interests, free and clear of all Encumbrances, except as imposed by applicable securities laws or otherwise disclosed on Schedule 3.5(b) of this Agreement. Sellers have the full right, power and authority to transfer and deliver to Buyer valid title to the Membership Interests and Warrants, in each case, free and clear of all Encumbrances. The assignments, endorsements and other instruments of transfer delivered by Sellers at the Closing will be sufficient to transfer the entire interest, legal and beneficial, in the Membership Interests and Warrants and, immediately following the Warrant Sale, as to the Warrants, and the Membership Interest Sale, as to Sellers' Membership Interests, Buyer will be the record and beneficial owner of the Membership Interests and Warrants, in each case, and have good and marketable title to the Membership Interests and Warrants, in each case, free and clear of all Encumbrances, except as imposed by applicable securities laws or created by Buyer.
(c) Schedule 3.5(c) of this Agreement sets forth the name and address of holders of Warrants (the "Warrant Holders") and the listing of the Warrants and related Contracts entered into with respect to Warrants. Except for the Warrants as disclosed on Schedule 3.5(c) of this Agreement and except with respect to the Preferred Membership Interests, which will be paid off in full on or before the Closing by Sellers, there are (i) no outstanding obligations, options, warrants, convertible securities (including convertible debt securities) or other rights, agreements, arrangements or commitments of any kind, directly or indirectly, relating to the Membership Interests or other Ownership Interests of the Company, or securities convertible or exchangeable into Membership Interests or other equity interests of the Company, or obligating the Company to issue or sell any Membership Interests of, or any other equity interests in, the Company, (ii) there is no contractual obligation, or provision in the Organizational Documents of the Company that obligates the Company to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Ownership Interests of the Company or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person, or (iii) voting trust, equity holder agreements, registration rights agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests or other Ownership Interests of the Company.
(d) The Company does not have, and has never had, any direct or indirect Subsidiaries and does not own any Ownership Interests in, or control, directly or indirectly, any other Person.

3.6 Financial Matters.
(a) Attached to Schedule 3.6(a) of this Agreement are copies of each of the following: (i) the audited financial statements of the Company as of and for each of the fiscal years ended February 4, 2018, January 29, 2017 and January 31, 2016, accompanied by any notes thereto (collectively, the "Annual Financials"); and (ii) the unaudited financial statements of the Company as of and for the period ended August 5, 2018 (the "Interim Financials" and, together with the Annual Financials and the Updated Interim Financials, the "Financials").
(b) The Financials (including any notes thereto) (i) are true, complete and accurate in all material respects, and were prepared in accordance with the books and records of the Company (which books and records are true, complete and accurate in all material respects), (ii) have been prepared in accordance with GAAP, consistently applied (subject, in the case of the Interim Financials, to (A) normal year-end audit adjustments, the effect of which are not, individually or in the aggregate, material and (B) the absence of notes that, if presented, would not, individually or in the aggregate, be material) and (iii) fairly present the financial position of the Company at the respective dates of the Financials and the results of the operations of the Company and changes in financial position for the respective periods covered by the Financials.
(c) The Company has maintained a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance that: (i) records are maintained in reasonable detail that accurately and fairly reflect the transactions and dispositions of the Assets of the Company, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors (or equivalent entity) of the Company, as applicable, and (iii) unauthorized acquisition, use or disposition of the Company's Assets that could have a material effect on the Company's financial statements are timely detected and/or prevented. The Company has maintained an effective anti-fraud program, and there have been no instances of fraud, whether or not material, that involve the Company's management or other senior employees who have a significant role in such entity's system of internal control over financial reporting.
3.7 Inventory; Products.
(a) The inventories set forth in the Interim Balance Sheet were properly stated therein at the lesser of cost or fair market value determined in accordance with GAAP consistently maintained and applied by the Company. Since the Interim Balance Sheet Date, the Company's inventories have been continually replenished in the Ordinary Course of Business. The Company owns all such inventories free and clear of all Encumbrances, other than Permitted Encumbrances and those Encumbrances securing Debt which will be paid off (and such Encumbrances released) on or before the Closing. All of the inventories recorded on the Interim Balance Sheet consist of, and all inventories of the Company on the Closing Date will consist of, items of a good and merchantable quality usable or saleable in the Ordinary Course of Business and are in quantities that are not excessive and are reasonable for the present circumstances of the Company and are sufficient for the normal operation of the Business in the Ordinary Course of Business, including packaging and finished products. Neither the Sellers nor the Company has received written or, to the Knowledge of the Company, oral notice that there will be any difficulty in the foreseeable future in obtaining, in the quantity and quality needed and at prevailing market prices, terms and conditions, the inventories or other supplies, required for the Ordinary Course of Business. The values at which inventories are stated in the Financials reflect the inventory valuation policy of the Company, which is in accordance with GAAP. No previously sold inventory is subject to returns in excess of those historically experienced by the Company in the Ordinary Course of Business. Except as

disclosed on Schedule 3.7(a) of this Agreement, the inventory of the Company is located entirely in the Facilities. The Company is not in possession of any inventory not owned by the Company, including goods already sold.
(b) Each product and service sold by the Company is, and at all times up to and including the sale thereof has been, in material compliance with all applicable Legal Requirements and manufacturer or supplier requirements or policies.
3.8 Absence of Undisclosed Liabilities; Debt.
(a) Except for the matters disclosed on Schedule 3.8(a) of this Agreement, the Company does not have any Liabilities, except for Liabilities (i) specifically reflected or reserved on the face of the Interim Financials, (ii) incurred in the Ordinary Course of Business since the date of the Interim Financials (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, violation of any Legal Requirement or Government Order, or any Action) or (iii) the Debt which will be paid off on or prior to Closing (all of which is set forth on Schedule 3.8(b)).
(b) The Company does not have any Liabilities in respect of Debt, except for the items disclosed on Schedule 3.8(a) or Schedule 3.8(b) of this Agreement.
3.9       Absence of Certain Developments. Since February 4, 2018, the Business has been conducted in the Ordinary Course of Business and, except for the matters disclosed on Schedule 3.9 of this Agreement:
(a) the Company has not (i) amended its Organizational Documents, (ii) amended any term of its issued and outstanding Ownership Interests or (iii) issued, sold, granted, or otherwise disposed of, any Ownership Interests;
(b) the Company has not become liable in respect of any guarantee or has incurred, assumed or otherwise become liable in respect of any Debt, except for borrowings in the Ordinary Course of Business under credit facilities in existence as of February 4, 2018;
(c) the Company has not permitted any of its Assets to become subject to an Encumbrance other than a Permitted Encumbrance and Encumbrances securing any Debt set forth on Schedule 3.8(b), which is to be paid off (and such Encumbrances released) on or before the Closing or sold, leased, licensed or otherwise disposed of any of its Assets, except for the sale of inventory in the Ordinary Course of Business, or terminated any lease or other contract, or cancelled any material debts or claims;
(d) the Company has not (i) discharged or satisfied any material Encumbrance or (ii) paid any material Liability, other than trade payables paid in the Ordinary Course of Business;
(e) except for payment of preferred returns to the holders of Preferred Membership Interests, the Company has not (i) made any declaration, setting aside or payment of any dividend or other distribution with respect to, or any repurchase, redemption or other acquisition of, any of its Ownership Interests, (ii) purchased, redeemed or otherwise acquired any Ownership Interests, or (iii) entered into, or performed, any transaction with, or for the benefit of, any Seller or any Affiliate of any Seller (other than Compensation payments made to its directors, officers and employees in the Ordinary Course of Business or payments with respect to any Debt) (notwithstanding the foregoing, with respect to Affiliates of the Seller other than Sellers' respective Controlled Affiliates, this representation is given to the Knowledge of the Sellers);

(f) there has been no material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the Business or any material Asset of the Company;
(g) the Company has not increased the Compensation payable or paid, whether conditionally or otherwise, to (i) any current or former employee, consultant, independent contractor or agent of the Company other than in the Ordinary Course of Business or (ii) any current or former director or officer of the Company other than increases in Compensation paid or payable to any director or officer of the Company who is an employee of the Company, solely in such Person's capacity as an employee of the Company, in the Ordinary Course of Business;
(h) the Company has not made any loan or advance to, guarantee for the benefit of, or made any investment in, any Person (other than advances to an employee in the Ordinary Course of Business);
(i) the Company has not entered into any contractual obligation providing for the employment or engagement of any Person on a full-time, part-time, consulting, independent contractor or other basis or otherwise providing Compensation or other benefits to any director, officer, employee, consultant, independent contractor or other service provider in each case in excess of seventy-five thousand dollars ($75,000) per year;
(j) the Company has not made any change in any method of accounting or accounting practices or policies or made any write-down in the value of its inventory that is material or that is other than in the Ordinary Course of Business or reversed any accruals or reserves (whether or not in the Ordinary Course of Business);
(k) the Company has not engaged in any promotional sale or discount or other activity (other than in the Ordinary Course of Business) that has or would reasonably be expected to have the effect of materially accelerating to pre-Closing periods sales that would otherwise be expected to occur in post-Closing periods (including any failure to market and sell its products in normal commercial quantities and through normal commercial channels prior to the Closing);
(l) the Company has not delayed or postponed the payment of any accounts payable or commissions or any other Liability or obligation or agreed or negotiated with any party to extend the payment date of any accounts payable or commissions or any other Liability or obligation or accelerated the collection of (or discounted) any accounts or notes receivable;
(m) the Company has not terminated or closed any Facility, business or operation;
(n) the Company has not adopted, amended or terminated any Employee Plan or collective bargaining agreement or other labor union contract or, except as required by applicable Legal Requirements, increased any benefits or contributions under any Employee Plan;
(o) the Company has not materially written-up or materially written-down any of its material Assets or materially revalued its inventory;
(p) the Company has not deferred any planned or other routine or necessary maintenance or capital expenditures, or entered into any agreement or commitment relating to capital expenditures exceeding fifty thousand dollars ($50,000) individually or one hundred thousand dollars ($100,000) in the aggregate;
(q) the Company has not (i) made or changed any Tax election, (ii) filed any amended Tax Return, (iii) entered into any closing agreement or settled or compromised any Tax claim or assessment relating to the Company, (iv) surrendered any right to claim a refund of Taxes, or

(v) consented to any extension or waiver of the limitation period applicable to any Taxes or Tax Returns of the Company;
(r) the Company has not agreed to or entered into any commitment to do any of the items referred to elsewhere in this Section 3.9; and
(s) no event or circumstance has occurred or exists that has had, or is reasonably likely to have, a Material Adverse Effect.
3.10       Ownership of Assets; Sufficiency. The Company has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other contractual obligation, a sole and exclusive, enforceable leasehold interest in, or contractual right to use, all of the Assets of the Company (other than Leased Real Property, which is addressed in Section 3.12 of this Agreement). Except as disclosed on Schedule 3.10 of this Agreement, none of the Assets of the Company (other than Leased Real Property, which is addressed in Section 3.12 of this Agreement) is subject to any Encumbrance other than Permitted Encumbrances. The Assets of the Company comprise all of the material Assets, properties and rights of every type and description, whether real or personal, tangible or intangible, used in to the conduct of the Business and are adequate and sufficient to conduct the Business. All of the Assets of the Company have been installed and maintained in all material respects in accordance with all applicable Legal Requirements and in accordance with industry standards and are in good and suitable condition and repair (subject to normal wear and tear).
3.11       Accounts Receivables; Accounts Payable.
(a) Except as disclosed on Schedule 3.11(a) of this Agreement, all accounts and notes receivable reflected on the Interim Balance Sheet are bona fide and arose in the Ordinary Course of Business and (i) there are no material disputes, contests, claims, counterclaims, or setoffs with respect to such accounts receivable that have not been reserved for in the Interim Balance Sheet and (ii) to the Knowledge of the Sellers, all such accounts and notes receivable have been, or will be, collected or are, or will be, collectible in the aggregate recorded amounts of such accounts and notes receivable in accordance with their terms (subject to any applicable reserves reflected on the Interim Balance Sheet).
(b) All accounts payable and notes payable reflected on the Interim Balance Sheet arose in the Ordinary Course of Business.
3.12       Real Property.
(a) Schedule 3.12 of this Agreement sets forth a true, complete and accurate list, including addresses, of each leasehold interest in real property leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, the Company (the "Leased Real Property"). Schedule 3.12 of this Agreement also identifies, each lease, sublease, license or other contractual obligation under which the Company occupies or uses such Leased Real Property, including the date of and legal name of each of the parties to such lease, sublease, license or other contractual obligation (the "Real Property Leases"). Except for the Leased Real Property and the Real Property Leases identified in Schedule 3.12 of this Agreement, the Company does not own any interest (fee, leasehold or otherwise) in any real property. There are no written or oral subleases, licenses, concessions, occupancy agreements, management agreements, profit sharing agreements, services agreements or other contractual obligations granting to any other Person the right of use, management or occupancy of the Leased Real Property, and there is no Person (other than the Company) in possession or control of the Leased Real Property. The Company has a valid leasehold interest in and to each of the Leased Real Properties, free and clear of all Encumbrances, other than Permitted Encumbrances and those Encumbrances securing Debt set forth on Schedule 3.8(b) of this Agreement, which will be paid off (and such Encumbrances released) on or before the Closing. Except as otherwise set forth on Schedule 3.12 of this Agreement, the Company has made available to Buyer true, complete and accurate copies, in all material respects, of the Real Property Leases, in each case as amended or otherwise modified and in effect, together with any other material documentation related thereto. With respect to each Real Property Lease that is a sublease, the representations and warranties in this Section 3.12(a) are true and correct with respect to the underlying lease.
(b) The Company is not a party to any agreement or option to purchase or sell any real property or interest therein, and, except for the Leased Real Property, the Company does not own any interest (fee, leasehold or otherwise) in any real property. The Leased Real Property constitutes all of the real property used, managed or occupied by the Company or used in connection with the operation of the Business.
(c) The current use of the Leased Real Property is, in all material respects, in accordance with the certificates of occupancy relating to the Leased Real Property and the terms of any Permits relating to the Leased Real Property. The Leased Real Property and its current use, occupancy and operation by the Company and the Facilities do not (i), to the Knowledge of Sellers, constitute a nonconforming use or structure under, and are not in breach or violation of, or default under, any applicable building, zoning, subdivision or other land use or similar Legal Requirements, or (ii) otherwise violate or conflict with any covenants, conditions, restrictions or other contractual obligations, including the requirements of any applicable Encumbrances, which would materially or adversely affect the use, occupancy or operation of the Leased Real Property or the Facilities or the operation of the Business.
(d) There is no pending or, to the Knowledge of the Sellers, threatened appropriation, condemnation or similar Action affecting the Leased Real Property. There has been no material destruction, damage or casualty with respect to the Leased Real Property.
(e) To the Knowledge of Sellers, none of the Facilities currently existing on the Leased Real Property encroaches upon any real property of, or easement held by, any other Person, and no Facility of any other Person encroaches on the Leased Real Property.
(f) The Facilities, including all buildings, structures, equipment and improvements that are located on or constitute part of the Leased Real Property, are in good operating condition and repair (subject to normal wear and tear), and are suitable, adequate and sufficient in all material respects for the purposes for which such Facilities are used. To the Knowledge of Sellers, there are no material defects in the roof, footings, foundation, sprinkler mains, structural, mechanical and HVAC systems and masonry walls in any of the improvements upon the Leased Real Property other than (i) defects resulting from normal wear and tear, (ii) defects that have not had and would not be reasonably likely to have an effect on the operation of the business operated on such parcel of Leased Real Property, or (iii) defects that would be reasonably expected to be repaired through the ordinary course maintenance or capital improvement program of the Company prior to having an effect on the operation of the business operated on such parcel of Leased Real Property. All Permits necessary in connection with the present use and operation of the Leased Real Property and the lawful occupancy of the Leased Real Property have been issued by the appropriate Governmental Authorities. The Company has not deferred maintenance of the Facilities or Assets in contemplation of the Transactions or otherwise.
3.13       Intellectual Property.
(a) Except as disclosed on Schedule 3.13(a) of this Agreement, the Company exclusively owns, or has a valid and enforceable right to use, as necessary for the conduct of the Business as currently conducted, all Company Technology and all Company Intellectual Property Rights without any conflict with, or infringement of, the rights of any third parties. Except for the Technology and Intellectual

Property Rights licensed to the Company under the Inbound IP Contracts identified on Schedule 3.13(d) of this Agreement and to the extent provided in such Inbound IP Contracts, none of the Company Technology or Company Intellectual Property Rights is owned by or in the possession, custody, or control of any third party. The Company Technology and Company Intellectual Property Rights constitute all of the intellectual property used in the conduct of the Business as currently conducted.
(b) The conduct of the Business of the Company as currently conducted does not infringe, dilute, misappropriate or violate any Intellectual Property Rights of any Person. Except as disclosed on Schedule 3.13(b) of this Agreement, Company has not interfered with, infringed upon, diluted, misappropriated, or violated any Intellectual Property Rights of any Person within the last six (6) years. Except as disclosed on Schedule 3.13(b) of this Agreement, Company (i) has not received any charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property Rights of any Person (including any invitation to license or request or demand to refrain from using any Intellectual Property Rights of any Person in connection with the conduct of the Business or the use of the Company Technology), or (ii) has not agreed to or has a contractual obligation to indemnify any Person for or against any interference, infringement, dilution, misappropriation or violation with respect to any Intellectual Property Rights. Except as disclosed on Schedule 3.13(b) of this Agreement, to the Knowledge of the Sellers, no Person is interfering with, infringing upon, diluting, misappropriating, or violating or has interfered with, infringed upon, diluted, misappropriated, or violated any Company Intellectual Property Rights.
(c) Schedule 3.13(c) of this Agreement identifies for the Company Intellectual Property Rights owned or purported to be owned by the Company, a complete and accurate list of all: (i) Patents and Patent applications, (ii) Mark registrations and applications for registration and material unregistered Marks, (iii) all registered Copyrights and material unregistered Copyrights, (iv) all material Digital Assets, (v) all Proprietary Technology, and (vi) other forms of material registered Intellectual Property Rights and applications for registration of such Intellectual Property Rights, validly owned by or exclusively licensed to the Company; in each case listing the title, current owner, jurisdiction in which each such Company Intellectual Property Right has been issued or registered and the application, serial or registration number. All of the Company Intellectual Property Rights set forth on Schedule 3.13(c) are not subject to any currently pending Action, and are valid, enforceable and subsisting. No Company Intellectual Property is subject to any outstanding Government Order, Encumbrance (other than a Permitted Encumbrance or such Encumbrance relating to Debt to be paid off at Closing), judgment, settlement agreement, forbearances to sue or similar obligation, or has been subject to any litigation within the past six (6) years, whether or not resolved in favor of the Company.
(d) Schedule 3.13(d) of this Agreement identifies each agreement (i) under which the Company uses or licenses an item of Company Technology or Company Intellectual Property Rights that any Person besides the Company owns (the "Inbound IP Contracts") and (ii) under which the Company has granted, licensed, or transferred to any Person any right or interest in Company Intellectual Property Rights including any right to use any item of Company Technology (the "Outbound IP Contracts" and, together with the Inbound IP Contracts, the "IP Contracts"). For purposes of Schedule 3.13(d), the Company is not required to list Off-the-Shelf Software, but Off-the-Shelf Software is included in the definition of Inbound IP Contracts for purposes of this Agreement.
(e) The Company has taken commercially reasonable measures in the Ordinary Course of Business to protect the confidentiality of the Company's confidential and proprietary information and trade secrets and, except as contained in those employment agreements listed on Schedule 3.21(d) of this Agreement, has not required any employees to execute any contracts with the Company requiring them to maintain the confidentiality of such information and use such information only for the benefit of the Company. Except as disclosed on Schedule 3.13(b) of this Agreement, to the Knowledge of Sellers, no third party or employee of the Company has disclosed or made available any of the Company's confidential information or trade secrets or has breached any confidentiality obligation to the Company.
(f) Except as disclosed on Schedule 3.13(f) of this Agreement, the consummation of the Transactions will not result in (a) the loss of, or otherwise adversely affect, any ownership rights of the Company in any Company Intellectual Property Rights; (b) the breach or termination of any IP Contracts; (c) any third party being granted rights or access to, or the placement in or release from escrow of, source code for any Company Technology; or (d) Buyer or any of its Affiliates being obligated to pay any royalties or other amounts to any third party, with respect to Company Intellectual Property Rights, in excess of those payable by the Company prior to the Closing.
(g) Except as disclosed on Schedule 3.13(g) of this Agreement, the Company Technology: (a) operates as satisfactory for the Business of the Company and conforms in all material respects to the specifications and documentation therefor; (b) has commercially reasonable and industry standard security, backups, disaster recovery arrangements and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, data loss or security breach occurring and to ensure if such event does occur that it does not cause a material disruption to the Business of the Company; and (c) has not suffered any material error, breakdown, failure or security breach that has caused disruption or damage to the business of the Company or was reportable to any Governmental Authority or Person. The Company Technology does not contain any "viruses", "worms", "time bombs", "key-locks", or any other devices, code, designs or routines intended to disrupt, disable, or interfere with the operation of the Company Technology, including the Digital Assets, or the integrity of the data, information or that signals any Company Technology or Digital Asset in a manner adverse to the Company or any user, customer, licensee or recipient.
(h) Schedule 3.13(h) sets forth a true and complete list and description of all material Company Technology owned or purported to be owned by the Company (the "Proprietary Technology"), stating, with respect to each, the name of any third parties who were involved in its development. None of the source code owned or purported to be owned by the Company has been published, disclosed or put into escrow (or is required to be published, disclosed or put into escrow for any reason) by the Company, and, no licenses or rights have been granted by the Company to any Person to distribute, or to any Person, other than an authorized employee of the Company, to use or create derivative works of, the source code for any Proprietary Technology. The Company has furnished to Buyer all documentation relating to the use, maintenance and operation of such Proprietary Technology, all of which is true and accurate.
(i) Except as set forth on Schedule 3.13(i), the Company has not embedded, incorporated into, integrated, or bundled any open source, copyleft or community source code ("Open Source Software") with any Proprietary Technology. The Company does not use any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Intellectual Property Rights, or (ii) under any license requiring the Company to disclose or distribute the source code to any Proprietary Technology, to license or provide the source code to any Proprietary Technology for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any Proprietary Technology at no or minimal charge. The Company is in compliance in all material respects with the obligations under any agreement pursuant to which the Company has the right to use any Open Source Software.
(j) Schedule 3.13(j)(i) contains the Company's privacy policy and identifies the period of time during which such privacy policy was or has been in effect. The Company represents that: (a) User Data may be transferred in a merger, acquisition, reorganization, or sale of Assets to the extent permitted by applicable Legal Requirement; (b) User Data may lawfully be transferred to and within the United States for processing; and (c) Personal Data, except IP addresses, browser, operating system, device type, network, geo-location, and language, is not collected automatically by any of the Company's Digital Assets or Company Technology, though users may voluntarily provide such information. The Company requires each user of Company's Digital Assets or Company Technology to agree and consent to the Company's privacy policy. Except as set forth on Schedule 3.13(j)(ii), the Company, Company's Digital Assets, the Company's use of User Data, and Company Technology is in compliance and for the past three (3) years has been in compliance with (w) all of the applicable Company privacy policies; (x) all privacy choices, including opt-out preferences, of end users of the Company's Digital Assets or Company Technology; (y) all Privacy Laws and industry standards applicable to the Company's business; and (z) all contractual commitments made by Company that are applicable to User Data or Personal Data (each, a "Company Data Agreement"). Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the Transactions will result in any violation of the Company's privacy policy, Privacy Law, or Company Data Agreement. There is no complaint to, or any audit, proceeding, investigation, or claim currently pending or threatened against the Company by any private party or any Governmental Authority with respect to the processing, collection, use, retention, disclosure, transfer, storage, security or disposal (collectively, "Processing") of Personal Data or User Data. There have been no security breaches relating to, or violations of any Company Data Agreement regarding, or any unauthorized access of, any Personal Data or User Data by the Company.
(k) With respect to transactions processed in any way (including any processing (including storing or communication) of transaction data or payment card data) by the Company, including on behalf of any Person, except as set forth on Schedule 3.13(k) of this Agreement ("Excluded PCI Matters"), the Company's conduct of the Business and any Company processor, as applicable, is in compliance and for the past three (3) years has been in compliance with PCI-DSS, as it may be amended from time to time.
(l) The Company has taken appropriate and commercially reasonable physical, technical, organizational and administrative security safeguards to protect all Personal Data and User Data collected by it from and against unauthorized access, use and/or disclosure, excluding the Excluded PCI Matters. No Person has withdrawn his or her consent to any use or Processing of his or her Personal Data or requested erasure of their Personal Data by the Company in three (3) years prior to the date of this Agreement, where the Company has not complied with such request. Except as set forth in Schedule 3.13(l) of this Agreement, with respect to each third party servicing, outsourcing or similar arrangement listed on Schedule 3.13(d) of this Agreement involving User Data used, processed, stored, transferred, collected or otherwise exploited in connection with the businesses of the Company, contractually obligated any such third party service provider to (w) comply with the applicable Privacy Laws with respect to Personal Data, (x) protect and secure from loss or damage, unauthorized access, use, disclosure or modification, or any other misuse of User Data, (y) restrict use of User Data to those authorized or required under the servicing, outsourcing or similar arrangement and (z) certify or guarantee the return or adequate disposal of User Data.
3.14       Legal Compliance; Illegal Payments; Permits.
(a) Except as disclosed on Schedule 3.14(a) of this Agreement, the Company is not in material breach or material violation of, or material default under, and has not at any time during the previous five (5) years been in material breach or material violation of, or material default under: (i) its Organizational Documents nor is there a known basis that could constitute such a breach, violation or default; or (ii) any Legal Requirement, nor is there a known basis that could constitute such a breach, violation or default. No written or, to the Knowledge of the Sellers, oral notices have been received by, and no claims have been filed against, the Company alleging a violation of any Legal Requirement that remains outstanding or pending, and the Company has not at any time during the previous five (5) years been subject to any adverse finding, investigation, penalty assessment, audit or other compliance or enforcement Action or, to the Knowledge of the Sellers, investigation. In the conduct of the Business, neither the Company nor any of its directors, officers, employees or agents, has (A) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any vendor, customer, Governmental Authority or employee or other Person who was, is or may be in a position to help or hinder the Company (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (B) established or maintained any unrecorded fund or Asset or made any false entries on any books or records for any purpose.
(b) Schedule 3.14(b) of this Agreement sets forth a list of all d/b/a names and fictitious names of the Company owned or used by the Company in the past ten (10) years, and, if such names have been registered, the jurisdiction of such registration.
(c) The Company has been duly granted and possesses all Permits under all Legal Requirements material to the conduct of the Business. Schedule 3.14(c) of this Agreement sets forth a description of each Permit (other than ordinary course local business licenses or Permits) affecting, or relating to, the Assets of the Company or the Business. Except as disclosed on Schedule 3.14(c) of this Agreement, (A) the Permits are valid and in full force and effect, (B) the Company is not in breach or violation of, or default under, any such Permit, and no basis exists that, with notice or lapse of time or both, would constitute any such breach, violation or default and (C) the Permits will continue to be valid and in full force and effect, on identical terms immediately following the consummation of the Transactions. The Company has not engaged in any activity that would cause a future loss, limitation, restriction, revocation or suspension of any Permit.
3.15       Tax Matters. Except as disclosed on Schedule 3.15 of this Agreement:
(a) The Company has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it in accordance with all Legal Requirements. All such Tax Returns were true, complete and accurate in all material respects. All Taxes owed by the Company (whether or not shown on any Tax Return) have been timely paid in full. No claim has ever been made by any Governmental Authority to the Company in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, and, to the Knowledge of Sellers, there is no basis for any such claim to be made. There are no Encumbrances with respect to Taxes upon any Asset of the Company other than liens for current Taxes not yet due and payable. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.
(b) The Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other Person, and the Company has complied with all reporting and recordkeeping requirements relating to such Taxes. The Company has correctly classified (in accordance with all Legal Requirements) all individuals performing services for the Company as common law employees, leased employees, independent contractors or agents of the Company, as the case may be, and have satisfied all Legal Requirements to be so classified or treated, and the Company has fully and accurately reported their compensation of any kind on IRS Form W-2 or 1099 or as otherwise required by any Legal Requirements. The Company has complied with its obligations to collect and remit to the proper Governmental Authorities all sales, use, value-added and similar Taxes pursuant to applicable Legal Requirements, or has properly maintained all documentation necessary to establish any exemptions therefrom.

(c) There is no Action concerning any Tax Liability of the Company pending, or, to the Knowledge of the Sellers, being conducted, claimed, raised, or threatened by a Governmental Authority. Sellers have made available to Buyer true, complete and accurate copies of all Tax Returns and, at the Company's Facilities, all of the Company's files containing any examination reports, notices or proposed notices of deficiency or assessment, information document requests, material correspondence and other similar documentation relating to Taxes or Tax Returns of the Company relating to any taxable period beginning on or after January 1, 2014. No private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of the Company.
(d) The Company is not a party to any contractual obligation relating to Tax sharing or Tax allocation and does not otherwise have any current or potential obligation to indemnify any other Person with respect to Taxes. The Company (A) is not and has never been a member of an "affiliated group" within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or a member of an affiliated, consolidated, combined or unitary group with respect to any state, local or non-U.S. Taxes, and (B) does not have any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Legal Requirements), as a transferee or successor, by Contract, or otherwise.
(e) The Company will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion of any taxable period) ending after the Closing Date as a result of (i) any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirements) executed on or prior to the Closing Date, (ii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) any prepaid amount received on or prior to the Closing Date, (iv) any change in method of accounting or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (v) modification or forgiveness of any indebtedness made on or prior to the Closing Date, or (vi) any method of accounting that defers the recognition of income to any period ending after the Closing Date.
(f) The unpaid Taxes of the Company (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto), and (ii) do not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the Interim Balance Sheet Date, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business of the Company.
(g) Neither the Sellers nor the Company has participated in or is currently participating in any "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4 or any "tax shelter" within the meaning of Section 6662 of the Code.
(h) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(i) All books and records and other supporting information with respect to all Tax Returns of the Company for which the statute of limitations has not expired have been maintained by the Company in accordance with applicable Legal Requirements. With respect to Tax Returns that have not yet been filed, the Company has maintained adequate records to support the future complete and accurate preparation and filing of such Tax Returns.

(j) Schedule 3.15(j) of this Agreement sets forth all Tax grants, abatements or incentives granted or made available by any Governmental Authority for the benefit of the Company, and any condition relating to the continued availability of such Tax grants, abatements or incentives to the Company, or events or circumstances which could impair the ability of Buyer or any of its Affiliates (including, following the Closing, the Company) to utilize such Tax grants, abatements or incentives following the Closing.
(k) All fees, charges, costs or expenses pursuant to Affiliate services agreements or otherwise which have been paid by the Company or any of its Affiliates have been made on an arms' length basis within the meaning of Section 482 of the Code and the Treasury Regulations and rulings promulgated thereunder. No claim has been asserted by any Governmental Authority that the Company is liable for any Taxes based on Section 482 of the Code or comparable provisions of other applicable Legal Requirements.
(l) At all times commencing with the formation of the Company, the Company has been classified as a partnership for federal income Tax purposes and for all applicable state and local Tax purposes in each jurisdiction where such Company has been required to file an income or franchise Tax Return, and no Governmental Authority has taken a position inconsistent with such classification. No election to change the U.S. federal income Tax treatment of the Company to a classification other than a partnership, or to cause the Company to be excluded from all or any portion of the provisions of Subchapter K of the Code, under Section 761 of the Code, under the "check-the-box" regulations of Treasury Regulations Sections 301.7701-1, 301.7701-2 or 301.7701-3 or otherwise, has been filed or will be filed prior to the Closing Date with any Governmental Authority. The Company has not at any time during its existence been a "publicly traded partnership" within the meaning of Section 7704(b) of the Code. The Company currently has in effect a valid election under Section 754 of the Code and has provided a copy of such election to Buyer.
(m) There is no power of attorney given by or binding upon the Company with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.
(n) No Seller is a "foreign person" within the meaning of Section 1445 of the Code.
(o) The Company (i) has not engaged in a trade or business in any country other than the country in which it was established, and (ii) does not have (and has not ever had) a permanent establishment in any country other than the country in which it is established.
(p) The Company is not a party to any joint venture, contract or other arrangement that could be treated as a partnership for federal income Tax purposes.
(q) None of the Assets of the Company is (i) required to be treated as being owned by another Person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code, or (iv) "tax-exempt use property" within the meaning of Section 168(h) of the Code.
(r) The Company has at all times since issuance treated the Preferred Membership Interests as debt for federal income Tax purposes (and applicable state, local and non-U.S. income Tax purposes).

3.16       Employee Benefit Plans.
(a) Schedule 3.16(a) of this Agreement lists all Employee Plans that the Company or its ERISA Affiliates sponsors, maintains, contributes or is obligated to contribute, or under which the Company or its ERISA Affiliates has or may have any Liability, contingent or otherwise, or which benefits any current or former director, employee, consultant or independent contractor of the Company or its ERISA Affiliates or the beneficiaries or dependents of any such Person (each, a "Company Plan"). With respect to each Company Plan, Sellers have made available to Buyer true, complete and accurate copies of each of the following: (i) if the Company Plan has been reduced to writing, the Company Plan document together with all amendments to such Company Plan, (ii) if the Company Plan has not been reduced to writing, a written summary of all material terms of such Company Plan, (iii) if applicable, copies of any trust agreements, custodial agreements, insurance policies, administrative agreements and similar agreements, and investment management or investment advisory agreements, (iv) copies of any summary plan descriptions, employee handbooks, evidences of coverage or similar employee communications, (v) in the case of any funding arrangement intended to qualify as a VEBA under Section 501(c)(9) of the Code, a copy of the IRS letter determining that such Company Plan so qualifies, (vi) in the case of any Company Plan for which Forms 5500 are required to be filed, a copy of the three most recently filed Forms 5500, with schedules attached, (vii) all correspondence with the IRS, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Company Plan, (viii) with respect to each Company Plan subject to Title IV of ERISA, a copy of the three most recent Form PBGC-1 reports, (ix) all discrimination tests for each Company Plan for the three most recent plan years (if any), and (x) any other related material or documents regarding the Company Plans.
(b) The Company does not sponsor any Company Plan that is intended to be qualified under Section 401(a) of the Code. Each Company Plan, including any associated trust or fund, has been administered and maintained in all material respects in accordance with its terms and with applicable Legal Requirements, and nothing has occurred with respect to any Company Plan that has subjected or could subject the Company to any penalty under ERISA or to an excise Tax or other Tax or penalty under the Code, or that has subjected or could subject any participant in, or beneficiary of, a Company Plan to a Tax under Section 4973 of the Code. All required contributions to, and premium payments on account of, each Company Plan have been made on a timely basis and in accordance with all applicable Legal Requirements. Except as disclosed on Schedule 3.16(b) of this Agreement, there is no pending or, to the Knowledge of the Sellers, threatened Action relating to a Company Plan, other than routine claims in the Ordinary Course of Business for benefits provided for by the Company Plans. No Company Plan is or, within the last six (6) years, has been the subject of an examination or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(c) No Company Plan is (i) a "multiemployer plan" as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 436 of the Code,(iii) is a multiple employer plan as defined in Section 413(c) of the Code or (iv) is a "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA, and neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to any Company Plan described in clauses (i), (ii) (iii) or (iv) of this Section 3.16(c). Except as required under Section 601 et seq. of ERISA, no Company Plan provides welfare benefits or coverage including in the nature of health, life or disability insurance following retirement or other termination of employment. Each Company Plan that is a "nonqualified deferred compensation plan (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Plan, and no employee of the Company or any ERISA Affiliate is entitled to any gross-up or otherwise entitled to indemnification by the Company or any ERISA Affiliate for any violation of Section 409A of the Code.
(d) The Company, and the relevant Company Plan administrator if other than the Company, has at all relevant times properly classified each provider of services to the Company as an employee or independent contractor, as the case may be, for all purposes relating to each Company Plan for which such classification could be relevant. The Company has not incurred, and no circumstances exist under which the Company would reasonably be expected to incur, any Liability arising from the misclassification of employees as consultants or independent contractors, from the misclassification of consultants or independent contractors as employees, and/or from the misclassification of employees for wage and hour purposes.
(e) Except as set forth in Section 3.16(e) of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any of the benefits under any Company Plan, or (ii) otherwise entitle any current or former director or employee of the Company to severance pay or any other payment from the Company, except as expressly provided in this Agreement. The Company has not announced any type of plan or binding commitment to create any additional Company Plan, or amend or modify any existing Company Plan with any current or former employee, independent contractor or director.
3.17       Environmental Matters. Except as disclosed on Schedule 3.17 of this Agreement (a) the Company is, and has been, in material compliance with all Environmental Laws and the Company possesses, and is in full compliance with, all Permits and has filed all notices that are required under all Environmental Laws to conduct the Business, (b) to the Knowledge of Sellers, there has been no release or threatened release of any pollutant, petroleum or any fraction thereof, contaminant or toxic or hazardous material (including toxic mold or asbestos), substance or waste (each, a "Hazardous Substance") in violation of applicable Environmental Laws on, upon, into or from any site currently or previously owned, leased or otherwise used by the Company, (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published United States federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States, (d) to the Knowledge of Sellers, there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws and (e) the Sellers have made available to Buyer true, complete and accurate copies of all material environmental records, reports, notifications, certificates of need, Permits, pending Permit applications, correspondence, engineering studies, and environmental studies or assessments, in each case as amended and in effect, to the extent in the Company's possession.
3.18       Contracts.
(a) Except as disclosed on the applicable sub-schedule of Schedule 3.18 of this Agreement, the Company is not bound by or a party to:
(i) any contractual obligation (or group of related contractual obligations) for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services or manufacture of products, in each case, the performance of which will extend over a period of more than one (1) year or that provides for aggregate payments to or by the Company in excess of two hundred and fifty thousand dollars ($250,000);

(ii) (A) any capital lease or (B) any other lease or other contractual obligation relating to equipment providing for aggregate rental payments in excess of fifty thousand dollars ($50,000), under which any equipment is held or used by the Company;
(iii) any contractual obligation, other than Real Property Leases or leases relating to equipment, relating to the lease or license of any Asset of the Company, including Technology and Intellectual Property Rights (and including all customer license and maintenance agreements) that is not included on Schedule 3.13(d) of this Agreement, including leases defined under FASB ASC 842;
(iv) any purchase and sale agreement relating to the acquisition or disposition of (A) any business of the Company (whether by merger, consolidation or other business combination, sale of Ownership Interests, sale of Assets of the Company or otherwise) or (B) any Asset of the Company other than in the Ordinary Course of Business;
(v) any contractual obligation under which the Company is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (A) acquisition or disposition of Assets or Ownership Interests (other than the sale of inventory in the Ordinary Course of Business), (B) merger, consolidation or other business combination or (C) series or group of related transactions or events of the type specified in clauses (A) and (B) of this Section 3.18(a)(v).
(vi) any contractual obligation concerning or consisting of a partnership, limited liability company or joint venture agreement;
(vii) any contractual obligation that grants, or agrees to grant, any customer a right to "most favored nation" terms;
(viii) any contractual obligation (or group of related contractual obligations) (A) under which the Company has created, incurred, assumed or guaranteed any Debt, (B) under which an Encumbrance (other than a Permitted Encumbrance) has been placed on any Asset of the Company or (C) under which any other Person has guaranteed any Debt of the Company;
(ix) any contractual obligation relating to non-competition restrictions or that otherwise restricts the conduct of the Business by the Company or that limits the freedom of the Company to sell any product or provide any service, to engage in any line of business or to compete with any Person in any geographic area or to hire, solicit or retain any Person (whether the Company is subject to or the beneficiary of such obligation);
(x) any contractual obligation under which the Company is, or may become, obligated to incur any severance pay or other Compensation obligations that would become payable, directly or indirectly, by reason of this Agreement or the Transactions;
(xi) any pension, profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of current or former directors, managers, officers, employees, independent contractors or consultants of the Company;
(xii) any collective bargaining agreement, labor union Contract or contractual obligation providing for the employment or consultancy with an individual on a full-time, part-time, consulting, independent contractor or other basis or otherwise providing Compensation or other benefits, including severance or change of control benefits, to any director, manager, officer, employee, independent contractor or consultant of the Company (other than a Company Plan);

(xiii) any agency, dealer, distributor, sales representative, marketing or other similar agreement;
(xiv) any contractual obligation for capital expenditures or the acquisition or construction of fixed Assets by the Company in excess of fifty thousand dollars ($50,000);
(xv) any contractual obligation under which the Company has advanced or loaned an amount to any Person (other than to any of its Affiliates or employees in the Ordinary Course of Business);
(xvi) any contractual obligation for the cleanup, abatement or other Actions in connection with any Hazardous Substances, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;
(xvii) any contractual obligation with any Governmental Authority (including any contract or arrangement under which the Company has a "small business", "minority-owned" or similar designation); and
(xviii) other than the Real Estate Leases and other contracts already listed pursuant to any of the foregoing clauses, any other contractual obligation (or group of related contractual obligations) the performance of which involves consideration in excess of one hundred thousand dollars ($100,000) over the life of such contractual obligation.
(b) Each contractual obligation required to be disclosed (including in the Bring-Down Schedules) on Schedules 3.8 (Debt), 3.12 (Real Property), 3.13(d) (IP Contracts), 3.16(a) (Company Plans), 3.18 (Material Contracts) or 3.24 (Insurance) of this Agreement or with a Material Vendor (each, a "Disclosed Contract") is enforceable against the Company and, to the Knowledge of the Sellers, each other party to such Disclosed Contract, except as enforceability of such Disclosed Contract is limited by the Enforceability Exceptions, and is in full force and effect, and, subject to obtaining any necessary authorizations, consents or approvals disclosed on Schedules 3.3, 3.4, 4.2 and 4.3 of this Agreement, will continue to be so enforceable and in full force and effect on substantially the same terms immediately following the consummation of the Transactions. Neither the Company nor, to the Knowledge of the Sellers, any other party to any Disclosed Contract has been or is currently in material breach or material violation of, or material default under, or has repudiated any material provision of, any Disclosed Contract nor has any event occurred that with the lapse of time, or the giving of notice, or both, would constitute a material default under any Disclosed Contract. To the Knowledge of Sellers, no party to a Disclosed Contract plans or has threatened to stop or materially decrease the amount of business done with the Company or intends to seek or has requested, directly or indirectly, the termination of or any material amendments or modifications to, as applicable, any Disclosed Contract. Except as otherwise set forth on Schedule 3.18 of this Agreement, Sellers have made available to Buyer true, complete and accurate copies, in all material respects, of each written Disclosed Contract, in each case, as amended or otherwise modified and in effect. Sellers have made available to Buyer a written summary setting forth the terms and conditions of each oral Disclosed Contract.
3.19       Affiliate Transactions. Except as disclosed on Schedule 3.19 of this Agreement, no member (including Sellers), Warrant Holder, Preferred Membership Interests holder, director, officer, or Affiliate of the Company or, to the Knowledge of Sellers, any employee of such Person or any individual in such member's, Warrant Holder's, Preferred Membership Interests holder's, director's, officer's, or Affiliate's immediate family (any such individual, a "Related Person"), or, to the Knowledge of Sellers, any Affiliate of any Related Person, (a) is a party to any Affiliate Agreement, (b) has any interest in any property (real, personal or mixed and whether tangible or intangible), used in or pertaining to the Company or the Business, (c) owns of record or as a beneficial owner, any Ownership Interests or any other financial or profit interest of at least ten percent (10%) in a Person that is a vendor of the Company or the Business, or has ongoing material business dealings or a material financial interest in any transaction with the Company (other than employment arrangements with the Company entered into in the Ordinary Course of Business), or (d) is the direct or indirect owner of an interest in any Person which is a competitor of the Company (excluding passive ownership of a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market). Except as set forth on Schedule 3.19 of this Agreement, the Company is neither a guarantor nor otherwise directly or indirectly liable for any actual or potential Liability of its Affiliates or any Related Person. Notwithstanding the foregoing, with respect to Affiliates of the Seller other than Sellers' respective Controlled Affiliates, this representation is given to the Knowledge of the Sellers.
3.20       Vendors. Schedule 3.20 of this Agreement sets forth a list of the top ten (10) suppliers/vendors of the Business for the fiscal year ended February 4, 2018 and the 6 months ended August 5, 2018 (based on the amount of purchases from or spent with such suppliers/vendors by the Company) (each, a "Material Vendor"). Except as described on Schedule 3.20 of this Agreement, to the Knowledge of Sellers, (a) no Material Vendor plans or has threatened, including as a result of the Transactions or identity of Buyer, to stop or materially decrease the amount of business done with the Company and (b) no Material Vendor has requested or received an adverse change in the rates or prices paid to or paid by, or any other material amendments or modifications, as applicable, the Company that is inconsistent with the terms of its existing agreement with the Company. In addition, except as described on Schedule 3.20 of this Agreement, the Company is not involved, or in the past two (2) years has been, in any material claim or dispute with any Material Vendor. All purchases with any of the Material Vendors are handled through purchase orders.
3.21       Employees.
(a) Schedule 3.21(a) of this Agreement contains a list of all Persons who are employees of the Company (other than accountants or lawyers with whom the Company has entered into a consultant or contract relationship and other similar third-party professionals) as of the date of this Agreement (including all employees who are on an approved leave of absence), and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current compensation rate (whether hourly or salary); (v) commission, bonus, or other incentive-based compensation; (vi) designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act or other applicable state law; (vii) leave status, if any (including a designation, if applicable, of the type of leave and whether the leave is paid or unpaid); (viii) whether such employee is a party to any written contract with the Company; and (ix) a description of the fringe benefits (other than those generally available to employees of the Company). Schedule 3.21(a) of this Agreement also identifies each consultant or contractor (other than accountants or lawyers with whom the Company has entered into a consultant or contract relationship and other similar third-party professionals) who has performed services for the Company in the past three (3) years, along with the time period during which such services were provided, the compensation paid, a brief description of the services performed, and whether the Company has a written contract with such consultant or contractor.
(b) During the past three (3) years, there has not been, nor to the Knowledge of Sellers has there been any threat of, any collective labor disputes (including any arbitration, grievance, work slowdown, lockout, stoppage, picketing, concerted refusal to work overtime, or strike or any unfair labor practice charge, administrative complaint or other formal legal claim relating to an alleged violation of any Legal Requirement pertaining to labor relations or employment matters) pending, or to the Knowledge of Sellers, threatened between the Company on the one hand, and any employee or union, on the other hand. Except as disclosed on Schedule 3.21(b) of this Agreement, (i) no employee of the Company is represented by a labor union, (ii) the Company is not a party to, bound by, or otherwise subject to, any collective bargaining agreement or other labor union Contract or other agreement or understanding with a labor union or labor organization, (iii) no petition has been filed or Action instituted by or on behalf of an employee or group of employees of the Company with any labor relations board seeking recognition of a bargaining representative and there are no pending or threatened charges or complaints before the National Labor Relations Board or any analogous state or foreign Governmental Authority, (iv) the Company has not, or is not currently, engaged in any unfair labor practice, and (v) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize employees of the Company and no demand for recognition of employees of the Company has been made by, or on behalf of, any labor union.
(c) The Company is, and has been during the past five (5) years, in compliance in all material respects with all Legal Requirements regarding employment and employment related practices, terms and conditions of employment, wages and hours, pay equity, discrimination, harassment, retaliation, human rights, immigration (including applicable I-9 laws), work authorization (including any Legal Requirements governing the use of background checks), termination, fair labor standards, wages and hours, overtime compensation, child labor, occupational safety and health, employee record keeping, employment practices, workers' compensation, uniformed services employment, whistleblowers, plant closings, withholding of Taxes, disability rights or benefits, equal employment opportunity, reasonable accommodations, labor relations and collective bargaining, employee leave issues, unemployment insurance, or any other labor and employment-related matter. The Company is in compliance in all material respects with all written employee and human resources personnel policies, handbooks and manuals (to the extent they contain enforceable obligations), and severance and separation agreements. The Company is not liable for any arrears of wages or any Taxes or penalties for failure to comply with the foregoing. Except as disclosed on Schedule 3.21(c) of this Agreement, the Company has not been served in writing with any charges or complaints against the Company that are currently outstanding or pending, before any Governmental Authority, nor, to the Knowledge of Sellers, any threatened charges or complaints, regarding discrimination, harassment, retaliation, wrongful or constructive discharge, workplace safety, or any other such labor and employment-related matters (including, without limitation, administrative charges, claims for wage and hour violations, unemployment compensation, workers' compensation, leave interference, disability accommodations, or employment-related multi-claimant or class action claims) or any other claims arising from or relating to the employment of any of the employees of the Company or relationship of the Company with any independent contractor. The Company is not a party to or otherwise bound by any consent decree with or citation from any Governmental Authority relating to employees or employee practices.
(d) Except as disclosed on Schedule 3.21(d) of this Agreement, each employee of the Company is employed at will and may terminate his or her employment or be terminated from such employment at any time for any or no reason with or without prior notice. All employees of the Company are employed in the United States and, to the Knowledge of Sellers, are United States citizens or aliens authorized to work in the United States for the Company. Except as disclosed on Schedule 3.21(d) of this Agreement, no officer or other key employee has notified the Company of his or her intention to resign or retire at any time, including as a result of the identity of Buyer or consummation of the Transactions. No employee or former employee has any right to be rehired by the Company prior to such the Company's hiring a Person not previously employed by the Company.
(e) All employees of Company are residing and/or working in the United States and are: (i) free of any restrictions or limitations on their ability to accept and maintain employment lawfully in the United States; and (ii) in compliance in all material respects with all applicable Legal Requirements relating to immigration and naturalization. In the previous three (3) years, no Action has been filed against the Company or, to the Knowledge of the Sellers, any employees thereof, that: (i) alleges any failure to comply with Legal Requirements relating to immigration and naturalization; or (ii) seeks removal, exclusion or other restrictions on (A) such employee's ability to reside and/or accept employment lawfully in the United States and/or (B) the continued ability of the Company to sponsor employees for immigration benefits and, to the Knowledge of the Sellers, there is no reasonable basis for any of the foregoing. The Company maintains adequate internal systems and procedures, and all employee hiring is conducted in compliance in all material respects with all applicable Legal Requirements relating to immigration and naturalization. To the Knowledge of Sellers, no audit, investigation, or other Action has been commenced against the Company at any time within the previous three (3) years with respect to its compliance with applicable Legal Requirements relating to immigration and naturalization in connection with its hiring practices.
(f) The Company is and has been in compliance with the Worker Adjustment and Retraining Notification Act, as amended (the "WARN Act"), and any other state or local plant closing laws of similar effect, and, the Company has taken no action that would at any time require notification of any of the current or former employees of the Company pursuant to the provisions of the WARN Act and any other state or local plant closing laws of similar effect or that would cause the Company to have Liability thereunder; provided that the foregoing will not apply to any actions taken by the Company after the Closing at the direction of Buyer.
(g) The Company is not subject to any affirmative action obligations under any Legal Requirement, including without limitation, Executive Order 11246, and it is not a government contractor for purposes of any Legal Requirements.
(h) All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(i) Sellers have delivered to Buyer all (i) severance, accrued vacation or other leave Contracts, policies or retiree benefits of any officer, employee or consultant, (ii) employee trade secret, non-compete, non-disclosure and invention assignment Contracts applicable to any current director, manager, officer, employee or consultant of the Company, and (iii) manuals and handbooks applicable to any current director, manager, officer, employee or consultant of the Company.
3.22       Litigation; Government Orders. Except as disclosed on Schedule 3.22 of this Agreement, during the past five (5) years there have been no Actions (a) pending, or, to the Knowledge of the Sellers, threatened against or affecting, or pending or threatened by, the Company, or (b) pending, or, to the Knowledge of the Sellers, threatened against or affecting, the Company's directors, officers or employees with respect to their business activities on behalf of the Company, and, to the Knowledge of the Sellers, there are no facts making the commencement of any Action described in the foregoing clauses (a) or (b) reasonably likely. The Company (i) is not the subject of any judgment, decree, injunction or Government Order or (ii) has not initiated, or has plans to initiate, any Action. Except as otherwise disclosed on Schedule 3.22 of this Agreement, the Company is fully insured with respect to each of the matters set forth on Schedule 3.22.
3.23       Product Warranties; Product Liability. Except for any implied warranties under applicable Legal Requirements or "pass through" warranties provided by its suppliers/vendors, the Company does not provide guarantees, warranties or indemnities with respect to the performance or integrity of any of the products sold, manufactured, distributed or delivered by the Company. Except as disclosed on Schedule 3.23 of this Agreement the suppliers/vendors of products to the Company provide warranties with respect to such products and permit the Company to "pass through" such warranties to their customers upon the sale, distribution or delivery of such products by the Company, and the Company has not taken any action (or failed to take any action) that could reasonably be expected to negate the availability to their respective customers of any "pass through" warranties from the applicable suppliers/vendors. Except as disclosed on Schedule 3.23 of this Agreement (and except for other Liabilities for which there is a specific reserve reflected in the Financials), there are no claims currently or during the last three (3) years outstanding, pending or, to the Knowledge of the Sellers, threatened against the Company, for breach of any guarantee or warranty relating to any products sold, manufactured, distributed or delivered by the Company, and, to the Knowledge of the Sellers, there is no reasonable basis for any present or future claim giving rise to any such Liability.
3.24       Insurance. Schedule 3.24 of this Agreement sets forth a true, complete and accurate list of all insurance policies in force with respect to the Company. All such policies are in full force and effect, all premiums with respect to such policies covering all periods up to and including the Closing will have been paid, the Company is not in default under such policies, and no notice of cancellation or termination has been received by the Company with respect to any such insurance policy. Schedule 3.24 of this Agreement also describes any self-insurance or co-insurance arrangements by or affecting the Company, including any reserves established thereunder. In addition, Schedule 3.24 of this Agreement contains a list of all pending claims and all claims submitted during the previous three (3) years under any insurance policy maintained by the Company. No insurer has (a) questioned, denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim pending under any insurance policy or (b) to the Knowledge of the Sellers, threatened to cancel any insurance policy. Except as disclosed on Schedule 3.24 of this Agreement, immediately after the Closing the Company will continue to have coverage under all insurance policies of the Company (assuming Buyer elects to continue such coverage or to the extent covered by the Tail Insurance) and none of such insurance policies provides for any retrospective premium adjustment or other experience-based Liability on the part of the Company.
3.25       Powers of Attorney. Except as disclosed on Schedule 3.25 of this Agreement, the Company does not have general or special powers of attorney outstanding (whether as grantor or grantee thereof).
3.26       No Brokers. The Company has no Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Transactions other than those that will be borne entirely by Sellers.
3.27       Directors and Officers. Schedule 3.27 of this Agreement sets forth a list of all officers and directors of the Company and any Person who has been granted board observer rights pursuant to any Organizational Document or Contract of the Company.
3.28       No Other Representations and Warranties. Except for the representations and warranties expressly contained in this Article III and in Article IV of this Agreement (including the related portions of the disclosure Schedules referenced in each Article), and the certificates to be delivered on behalf of the Company and Sellers at the Closing pursuant to Sections 2.7(a)(v), 2.7(a)(x), 2.7(a)(xiii), and 2.7(a)(xiv), none of Sellers, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Sellers or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company or any of Sellers furnished or made available to Buyer and its Representatives (including any information, documents or material delivered to Buyer or made available to Buyer in the Data Room, management presentations or in any other form in expectation of the Transactions) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in law.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING SELLERS.
In order to induce Buyer to enter into and perform this Agreement and to consummate the Transactions, each Seller (severally with respect to each of the following representations) hereby represents and warrants to Buyer (as of the date hereof and as of the Closing Date) as follows:

4.1 Power and Authorization. The execution, delivery and performance by such Seller of the Transaction Documents to which such Seller is a party and the consummation of the Transactions are within the power and authority of such Seller and have been duly authorized by all necessary action on the part of such Seller. The Transaction Documents to which such Seller is a party (a) have been or (for documents to be delivered at Closing) will be as of the Closing duly executed and delivered by such Seller and (b) are or (for documents to be delivered at Closing) will be as of the Closing the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with the terms of such Transaction Documents, except as enforceability may be limited by the Enforceability Exceptions.
4.2       Authorization of Governmental Authorities. Except as disclosed on Schedule 4.2 of this Agreement, no action by (including any authorization, consent or approval), or in respect of, or Filing with, or notice to, any Governmental Authority is or will be required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by such Seller of the Transaction Documents to which such Seller is or (for documents to be delivered at Closing) will be as of the Closing a party or (b) the consummation of the Transactions by such Seller.
4.3       No Conflict. Except as disclosed on Schedule 4.3 of this Agreement, neither the execution, delivery and performance by such Seller of any of the Transaction Documents to which such Seller is or (for documents to be delivered at Closing) will be as of the Closing a party nor the consummation of the Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, or notice to, any Governmental Authority, in each case, as disclosed on Schedule 3.3 or Schedule 4.3 of this Agreement, violate any Legal Requirement applicable such Seller; (b) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any contractual obligation of such Seller; (c) if not an individual, result in a breach or violation of, or default under, any Organizational Documents of such Seller or (d) materially adversely affect the carrying out of the Transactions.
4.4 No Brokers. Such Seller has no Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Transactions other than those that will be borne entirely by such Seller.
4.5 Title. Such Seller is the record and beneficial owner of all of the Membership Interests and/or Warrants disclosed as owned by such Seller on Schedule 3.5(a) of this Agreement, and has good and marketable title to such Membership Interests and/or Warrants, as applicable, free and clear of all Encumbrances, except as imposed by applicable securities laws or otherwise disclosed on Schedule 4.5 of this Agreement. Each Seller has the full right, power and authority to transfer and deliver to Buyer valid title to the Membership Interests and Warrants owned by such Seller as set forth on Schedule 3.5(a) of this Agreement, free and clear of all Encumbrances, except as imposed by applicable securities laws or otherwise disclosed on Schedule 4.5 of this Agreement. The assignments, endorsements and other instruments of transfer delivered by each Seller at the Closing will be sufficient to transfer the entire interest, legal and beneficial, in the Membership Interests and Warrants owned by such Seller as set forth on Schedule 4.5 of this Agreement and, immediately following the Closing, Buyer will be the record and beneficial owner of such Ownership Interests and have good and marketable title to such Membership Interests and Warrants, free and clear of all Encumbrances, except as imposed by applicable securities laws or created by Buyer. Except pursuant to this Agreement or as otherwise disclosed on Schedule 4.5 of this Agreement, there is no contractual obligation pursuant to which any Seller has, directly or indirectly, granted any option, warrant or other right to any Person to acquire or vote any of the Membership Interests or Warrants (including any Membership Interests issued upon exercise of Warrants held by such Seller) owned by such Seller or any other Ownership Interests of such Seller.
4.6 Litigation, Actions. There are no Actions pending or, to the actual knowledge of the applicable Seller, threatened on behalf of or against such Seller that (a) challenges (i) the validity of this

Agreement or any other Transaction Document to which it is or (for documents to be delivered at Closing) will be as of the Closing a party or (ii) any action taken or to be taken by it pursuant to this Agreement or any other Transaction Documents to which it is or (for documents to be delivered at Closing) will be as of the Closing a party or in connection with the Transactions, (b) could impair or delay the Transactions or the ability to consummate the Transactions or (c) would adversely affect such Seller's performance under this Agreement or the consummation of the Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER.
In order to induce Sellers to enter into and perform this Agreement and to consummate the Transactions, Buyer hereby represents and warrants to Sellers (as of the date hereof and as of the Closing Date) as follows:
5.1       Organization. Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware.
5.2       Power and Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which Buyer is a party and the consummation of the Transactions are within the power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer. The Transaction Documents to which Buyer is or will be a party (a) have been or (for documents to be delivered at Closing) will be as of the Closing duly executed and delivered by Buyer and (b) are or (for documents to be delivered at Closing) will be as of the Closing the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with the terms of such Transaction Documents, except as enforceability may be limited by the Enforceability Exceptions.
5.3       Authorization of Governmental Authorities. Except as disclosed on Schedule 5.3 of this Agreement, no action by (including any authorization, consent or approval), or in respect of, or Filing with, or notice to, any Governmental Authority is or was required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Buyer of the Transaction Documents to which Buyer is a party or (b) the consummation of the Transactions by Buyer.
5.4       No Conflict. Except as disclosed on Schedule 5.4 to this Agreement, neither the execution, delivery and performance by Buyer of Transaction Documents to which Buyer is a party nor the consummation of the Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, or notice to, any Governmental Authority, in each case, as disclosed on Schedule 5.3 of this Agreement, violate any provision of any Legal Requirement applicable to Buyer; (b) result in a breach or violation of, or default under, any contractual obligation of Buyer; (c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any contractual obligation of Buyer; (d) result in a breach or violation of, or default under, the Organizational Documents of Buyer or (e) materially adversely affect the carrying out of the Transactions.
5.5       No Brokers. Except as set forth on Schedule 5.5 to this Agreement, Buyer does not have any Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Transactions other than those that will be borne entirely by Buyer.
5.6 Litigation, Actions. There are no Actions pending or, to the knowledge of Buyer, threatened on behalf of or against Buyer that (a) challenges (i) the validity of this Agreement or any other Transaction Document to which it is a party or (ii) any action taken or to be taken by it pursuant to this Agreement or any other Transaction Documents to which it is a party or in connection with the Transactions, (b) could impair or delay the Transactions or the ability to consummate the Transactions or

(c) would adversely affect Buyer's performance under this Agreement or the consummation of the Transactions.
5.7 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or Assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, Assets, premises, books and records, and other documents and data of Sellers and the Company for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, Buyer has relied solely upon its own investigation and the express representations and warranties of the Company and Sellers set forth in Article III and Article IV of this Agreement (including the related portions of the disclosure Schedules referenced in each Article), and the certificates to be delivered on behalf of the Company and Sellers at the Closing pursuant to Sections 2.7(a)(v), 2.7(a)(x), 2.7(a)(xiii), and 2.7(a)(xiv); and (b) none of Sellers, the Company or any other Person has made any representation or warranty as to Sellers, the Company or this Agreement, except as expressly set forth in Article III and Article IV of this Agreement (including the related portions of the disclosure Schedules referenced in each Article), and the certificates to be delivered on behalf of the Company and Sellers at the Closing pursuant to Sections 2.7(a)(v), 2.7(a)(x), 2.7(a)(xiii), and 2.7(a)(xiv).
5.8 No Other Representations and Warranties. Except for the representations and warranties expressly contained in this Article V (including the related portions of the disclosure Schedules referenced therein) and the certificate to be delivered on behalf of Buyer at the Closing pursuant to Section 2.7(b), neither Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer furnished or made available to Sellers, the Company and their Representatives (including any information, documents or material delivered to Sellers or the Company or their respective Representatives or made available in management presentations or in any other form in expectation of the Transactions) or any representation or warranty arising from statute or otherwise in law.
ARTICLE VI
COVENANTS
6.1       Closing. Each of the Parties will take all of the actions and deliver all the various certificates, documents and instruments described in Article VII as required to be performed or delivered by such Party.
6.2       Operation of the Business. From the date of this Agreement until the Closing Date, the Sellers and the Company will: (a) conduct the Business only in the Ordinary Course of Business; (b) maintain the value of the Business as a going concern in the Ordinary Course of Business; (c) use commercially reasonable efforts to preserve intact its business organization and relationships with third parties (including lessors, licensors, suppliers/vendors and distributors) and employees in the Ordinary Course of Business; and (d) consult with Buyer prior to taking any action or entering into any transaction that may be of strategic importance to the Company. Without limiting the generality of this Section 6.2, without the written consent of Buyer, Sellers and the Company will not: (i) take or omit to take any action that would cause the representations and warranties in Article III and Article IV to be materially untrue at, or as of any time prior to, the Closing Date; (ii) take or omit to take any action which, if taken or omitted to be taken between February 4, 2018 and the date of this Agreement would have been required to be disclosed on Schedule 3.9 of this Agreement; and (iii) (A) amend, terminate (excluding any expiration in accordance with its terms) or modify any payment terms of, any Contract listed on Schedule 3.18 or Schedule 3.19 of this Agreement or (B) enter into any Contract of a type that would be required to be listed on Schedule 3.18 or Schedule 3.19 of this Agreement if such Contract was in effect on the date hereof; provided, however, that nothing in this Section 6.2 or otherwise in this Agreement shall restrict or prohibit the Company from making (i) Tax distributions to Sellers pursuant to the Organizational Documents of the Company, to the extent consistent with the past custom and practice of the Company, (ii) distributions with respect to the Preferred Membership Interests pursuant to the Organizational Documents of the Company, or (iii) payments of any interest, principal or other amounts with respect to any Debt when and if due or otherwise in the Ordinary Course of Business.
6.3       Reasonable Efforts.
(a) Each of the Parties shall use its commercially reasonable efforts to give all notices to, make all Filings with and obtain all authorizations, consents or approvals required of such Party by any Governmental Authority or other Person in connection with the Transactions, including: (i) such Filings, authorizations, consents or approvals identified on Schedules 3.3, 3.4, 4.2, 4.3, 5.3 and 5.4 of this Agreement, (ii) any Filings required under the Securities Act, the Exchange Act, any applicable state or securities or "blue sky" laws and the securities laws of any foreign country, (iii) other applicable Legal Requirement of any Governmental Authority relating to and material to the consummation of, the Transactions, or (iv) any Filings otherwise reasonably requested by Buyer.
(b) Subject to restrictions required by any applicable Legal Requirement, Buyer, the Company and Sellers shall promptly supply, and shall cause their Affiliates or owners promptly to supply, the other Parties with any information which may be reasonably required in order to make any Filings or applications pursuant to Section 6.3(a).
(c) Subject to applicable confidentiality restrictions or restrictions required by any applicable Legal Requirement, Buyer, the Company and Sellers will notify the other Parties promptly upon the receipt of: (i) any comments or questions from any officials of any Governmental Authority in connection with any Filings made pursuant hereto and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any Filings made pursuant to any applicable Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Filing made pursuant to Section 6.3(a), each party will promptly inform the other Parties of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement. Without limiting the generality of the foregoing, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, Filings, arguments, and proposals made by or on behalf of any party hereto before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between Buyer, the Company or Sellers with Governmental Authorities in the ordinary course of business or any disclosure which is not permitted by any applicable Legal Requirement) shall be disclosed to the other Parties hereunder in advance of such Filing, submission or attendance, it being the intent of the Parties to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each Party shall give notice to the other Parties with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact to the extent permitted by the applicable Governmental Authority.
(d) Notwithstanding the foregoing, nothing in this Section 6.3 shall require, or be construed to require, Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any Assets, businesses or interests of Buyer, the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such Assets, businesses or interests which, in either case, could reasonably be expected to materially and adversely impact the business of Buyer or the Company or the economic or business benefits to Buyer of the Transactions; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
6.4       Buyer's Access to Premises; Information. From the date of this Agreement until the Closing Date, Sellers and the Company shall (at reasonable times and upon reasonable notice) (a) afford Buyer and its Representatives full and complete access, during regular business hours, to the Company's properties, personnel, agents, accountants and Material Vendors and to the Company's Facilities, contracts, books and records, and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of the Company, (b) provide access to or furnish to Buyer copies of all such contracts, books and records, and other existing documents and data that Buyer may reasonably request, (c) provide access to or furnish to Buyer such additional compliance, financial and operating data and other information relating to the Company that Buyer may reasonably request, and (d) otherwise cooperate and assist, to the extent Buyer reasonably requests, with Buyer's investigation of the properties, Assets and financial condition of the Company. Notwithstanding anything to the contrary in this Agreement, none of Sellers or the Company shall be required to disclose any information to Buyer if such disclosure would: (x) jeopardize any attorney-client or other privilege or (y) contravene any applicable Legal Requirements. Prior to the Closing, Buyer shall have no right to perform invasive or subsurface investigations of the Real Property. Buyer shall, and shall cause its Representatives to, abide by the applicable terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.4.
6.5       Notice of Developments. Between the date of this Agreement and the Closing Date, the Company, Sellers or Buyer, as the case may be (such Party, the "Disclosing Party"), shall promptly notify each other Party (the "Non-Breaching Party") in writing (the "Disclosure Supplement") if the Disclosing Party becomes aware of (a) any fact or condition or New Matter that causes or constitutes or, in the case of any New Matter, would have caused or constituted, a breach of or inaccuracy in any of the representations and warranties of the Disclosing Party in any material respect (if, in the case of any New Matter, such matter had existed or occurred on or prior to the date of this Agreement) or (b) any breach or failure of the Disclosing Party or any director, officer, employee or Affiliate or agent of the Disclosing Party, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such Person under this Agreement or any Transaction Document, in each such case that would cause any of the Non-Breaching Party's conditions to Closing hereunder not to be satisfied at Closing. The Company shall promptly deliver to Buyer, any review, audit or investigation report or similar correspondence issued to the Company by any Governmental Authority, or with respect to any material dispute or issue related to a Material Vendor, with respect to the Company that occurs between the date of this Agreement and the Closing Date, and provide regular status updates thereafter, solely to the extent of the Knowledge of the Sellers of such review, audit, investigation, correspondence, dispute, issue or updates. Notwithstanding anything in this Agreement to the contrary, no such disclosure shall constitute or give rise to a waiver by the Non-Breaching Party of any condition set forth in this Agreement, or otherwise limit the remedies available to the Non-Breaching Party under this Agreement (whether prior to or after the Closing) and the Disclosure Supplement will not be deemed to amend or supplement the Schedules to prevent or cure any misrepresentation, error or breach of warranty or breach of covenant; provided, however, that in the event any such New Matter disclosure with respect to clause (a) above could result in Losses in excess of $1,000,000 (the "New Matter Threshold") then Buyer may elect either to exercise its termination rights pursuant to Article X or to close and waive any rights or remedies it may have with respect to Losses in excess of the New Matter Threshold with respect to such breach or failure to comply, in which latter event the Schedules and the Disclosure Supplement will be deemed (but only for such Losses in excess of the New Matter Threshold) to be amended to reflect only such matters to the extent specifically described in such New Matter disclosure, and Sellers shall be responsible for all Losses for such New Matters up to the New Matter Threshold.

6.6       Exclusivity. From the date of this Agreement until the Closing (or proper termination of this Agreement), neither Sellers nor the Company will (and Sellers and the Company will not assist or encourage their respective Affiliates or any of their Affiliates' Representatives to, and will not permit any of their Controlled Affiliates to) directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Ownership Interests in the Company or any merger, recapitalization, share exchange, sale of substantial Assets (other than sales of inventory in the Ordinary Course of Business) or any similar transaction or alternative to the Transactions or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. No Seller will vote their Ownership Interests in favor of any such acquisition structured as a merger, consolidation, share exchange or otherwise. The Company and Sellers will notify Buyer immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).
6.7 Pre-Closing Financial Statements; Bring-Down Schedules.
(a) Until the Closing Date, Sellers shall deliver to Buyer within twenty (20) days after the end of each fiscal month a copy of the unaudited monthly financial statements of the Company consisting of balance sheets as of the end of, and the related statements of income and cash flows for such month and the year-to-date period then ended (the "Monthly Financial Statements") prepared in accordance with GAAP, consistently applied. Notwithstanding anything stated herein to the contrary, Buyer and Sellers hereby agree that, except for the final Monthly Financial Statements provided prior to the Closing pursuant to this Section 6.7(a) (the "Updated Interim Financials"), Sellers make no representations or warranties as to the Monthly Financial Statements.
(b) Two (2) Business Days immediately prior to the Closing Date, Sellers shall deliver to Buyer the following bring-down schedules in conjunction with the Company's and Sellers' representations and warranties (which, for the avoidance of doubt, will not be deemed to cure any breaches as of the date hereof, but for all other updates for New Matters, to the extent Buyer elects to close over such New Matters as described in Section 6.5, and further only to the extent the related Losses shall have exceeded the New Matter Threshold, shall be deemed to have updated all representations and warranties and corresponding Schedules) (collectively, the "Bring-Down Schedules"):
(i) any Disclosure Supplements, which may also include any other updates to the Schedules that have occurred since the date hereof;
(ii) the Updated Interim Financials; and
(iii) a complete and accurate list of any Disclosed Contracts entered into, terminated or amended after the date of this Agreement.
6.8       Confidentiality. Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential (and cause its Representatives to keep confidential), in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect and the confidentiality provisions shall be amended to survive and extend for a period of one (1) year from the date of such termination. Sellers and the Company shall not, and shall cause their Controlled Affiliates not to, at any time prior to or (only in the event of a Closing, but not in the event this Agreement is terminated) after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose or use, any confidential or proprietary information involving or relating to the Business or the Company, except in connection with the performance of authorized activities on behalf of the

Company pursuant to applicable employment agreements or Company policies. All information obtained through any provision of this Agreement, including, but not limited to, Sections 2.4, 2.5, and 6.4, shall be subject to the restrictions on disclosure and use set forth in this Section 6.8. The provisions of this Section 6.8 will survive any termination of this Agreement.
6.9 Tail Coverage; Insurance. On or prior to the Closing Date, the Company will, at Sellers' sole cost and expense, obtain and fully pay for EPL, fiduciary and cyber Liability "tail insurance" coverage, as well as, directors and officers "tail insurance" coverage for the benefit of the directors and officers, also naming Buyer and the Company as additional insureds extending for a period of six (6) years after the Closing Date for any of the Company's existing insurance coverage in connection with Liabilities arising out of or related to the operation of the Company on or prior to the Closing Date (the "Tail Insurance"). Such "D&O" Tail Insurance will include coverage for the benefit of the directors and officers and will be in lieu of any requirement by the Company to provide indemnification, advancement of expense or other exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer, director or manager (or comparable position) of the Company, as provided in the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof. The Company will take such reasonable actions as necessary to help enable such Persons to process claims pursuant to the Tail Insurance, as well as promptly remitting to such Persons any insurance proceeds received by the Company to which any such Persons would otherwise be specifically entitled under such policies.
6.10       Publicity. The Company and Sellers shall not make any public announcement or other disclosure with respect to the subject matter and/or terms of this Agreement or the Transactions without the prior written consent of Buyer, except that this Section 6.10 does not to prohibit any disclosure required by any applicable Legal Requirements (in which case the Sellers' Representative shall provide Buyer with the opportunity to review in advance of any such disclosure and cooperate with Buyer's reasonable requests to limit such disclosures). The Parties agree that (a) the initial press release with respect to the execution of this Agreement will be made by Buyer without the necessity of either the Company's or Sellers' prior written consent; provided, however, that Buyer shall provide the Sellers' Representative with a reasonable opportunity to review and comment on such initial press release prior to its release; and (b) any press releases or other public disclosures related to this Agreement or the Transactions at or after the Closing shall, if at all, be made by Buyer as determined by Buyer in its sole and absolute discretion.
6.11       Further Assurances. From and after the Closing Date, upon the request of either the Sellers' Representative or Buyer, the Parties shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as reasonably required or appropriate to carry out and/or evidence the Transactions. The Sellers shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, vendor, distributor or customer of the Company or other Person with whom the Company has a relationship from maintaining the same relationship with the Company after the Closing as such Person maintained with the Company prior to the Closing. The Sellers shall refer all customer inquiries relating to the Business to Buyer, or the Company, as appropriate, from and after the Closing.
6.12       Data Room Contents. On or prior to the Closing Date, the Company shall deliver to Buyer a compact disc or flash drive or other digital format containing copies of all of the documents contained in the Data Room as of the date hereof.
6.13       Books and Records. In order to facilitate the resolution of any claims made against or incurred by any of the Sellers prior to the Closing, or for any other reasonable business purpose related to Taxes or legal compliance, for a period of seven (7) years after the Closing, Buyer shall retain (in accordance with its document retention policies) the material books and records (including personnel files) of the Company relating to periods prior to the Closing and, upon reasonable notice and subject to a customary confidentiality agreement, solely in connection with legal compliance or Taxes (and unrelated to claims or disputes under or related to this Agreement) afford the Representatives of Sellers reasonable access (including the right to make, at Sellers' expense, photocopies), during normal business hours, to any necessary books and records in connection with such legal compliance or Tax matter.
6.14       Delivery of Audited Financial Statements. Sellers' Representative will use its commercially reasonable efforts, at Buyer's sole cost and expense, to assist Buyer in the completion within forty-five (45) days following the Closing Date of the requisite financial statements of the Company that (for annual periods) have been audited by a PCAOB registered firm and that in each case conform to the requirements of Regulation S-X of the U.S. Securities and Exchange Commission, together with obtaining such auditors' unqualified consent to the incorporation by reference of such audited financial statements within Buyer's Form 8-K/A after Closing.
ARTICLE VII
CLOSING CONDITIONS
7.1       Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions are subject to the fulfillment of each of the following conditions (unless waived by Buyer in accordance with Section 11.3):
(a) The representations and warranties of the Company and Sellers contained in this Agreement and in any document, instrument or certificate delivered hereunder (i) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects (other than the representations and warranties contained in Sections 3.2, 3.3 and 3.5, and Sections 4.1, 4.2 and 4.5, which shall be true and correct in all respects) as of the date hereof and at and as of the Closing with the same force and effect as if made as of the Closing and (ii) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects as of the date hereof and at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time.
(b) The Company, each Seller and the Sellers' Representative shall have performed and complied in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by them at or prior to the Closing.
(c) There shall not be (i) in effect any Government Order, injunction (whether temporary, preliminary or permanent) or other legal restraint or prohibition issued by any Governmental Authority of competent jurisdiction that has the effect of making the consummation of the Transactions illegal or otherwise prohibiting the consummation of the Transactions and there shall not be any Legal Requirement or Government Order enacted, entered, enforced or deemed applicable to the Transactions which makes the consummation of the Transactions illegal or (ii) any Actions or investigations by or before any Governmental Authority (A) which could prevent consummation of any of the Transactions, (B) which could result in any of the Transactions being rescinded following consummation, (C) which could limit or otherwise adversely affect the right of Buyer to own the Membership Interests and Warrants (including the right to vote the Membership Interests), to control the Company, or to operate all or any material portion of either the Business or Assets of the Company or of the business or Assets of Buyer or any of its Affiliates, (D) which could compel Buyer or any of its Affiliates to dispose of all or any material portion of either the Business or Assets of the Company or the business or Assets of Buyer or any of its Affiliates or (E) which could result in any material damages being assessed against the Company.

(d) Sellers and the Company must have caused the Seller Closing Documents required by Section 2.7(a) to be delivered (or tendered subject only to Closing) to Buyer.
(e) Since the date hereof, there will have occurred no event nor will there exist any circumstance which, singly or in the aggregate, with all other events and circumstances, has resulted or would reasonably be expected to result in a Material Adverse Effect.
(f) There must not have been made or threatened by any Person any claim asserting that such Person (i) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any security of, or any other voting, equity, or Ownership Interest in, the Company, or (ii) is entitled to all or any portion of the Purchase Price (except as otherwise contemplated in this Agreement).
(g) The Company (with Sellers' and Buyer's mutual cooperation and assistance) shall have (i) received and delivered to Buyer copies of all consents required to be obtained by the Company, (ii) provided such notices required to be provided by the Company, or (iii) confirmed that the landlord will not exercise its termination right, as applicable, with respect to the Real Property Leases set forth on Schedule 7.1(g) of this Agreement as a result of the execution and delivery of this Agreement and the consummation of the Transactions.
All actions and proceedings to be taken by the Company, Sellers and Sellers' Representative, and all documentation required to be delivered by the Company, Sellers and Sellers' Representative, as a condition to the Transactions are to be reasonably satisfactory in form and substance to Buyer (provided that to the extent such forms are attached as Exhibits or otherwise hereto, then such forms and substance are deemed reasonably satisfactory).
7.2       Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Closing are subject to the fulfillment of each of the following conditions (unless waived by the Sellers' Representative in accordance with Section 11.3):
(a) The representations and warranties of Buyer contained in this Agreement and in any document, instrument or certificate delivered hereunder will be true and correct in all material respects (other than the representations and warranties contained in Sections 5.2 and 5.3, which shall be true and correct in all respects) as of the date hereof at and as of the Closing with the same force and effect as if made as of the Closing.
(b) Buyer will have performed and complied in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by Buyer at or prior to the Closing.
(c) There shall not be (i) in effect any Government Order, injunction (whether temporary, preliminary or permanent) or other legal restraint or prohibition issued by any Governmental Authority of competent jurisdiction that has the effect of making the consummation of the Transactions illegal or otherwise prohibiting the consummation of the Transactions and there shall not be any Legal Requirement or Government Order enacted, entered, enforced or deemed applicable to the Transactions which makes the consummation of the Transactions illegal or (ii) any Actions or investigations by or before any Governmental Authority (A) which prevents consummation of any of the Transactions, (B) which would result in any of the Transactions being rescinded following consummation or (C) which would limit or otherwise adversely affect in any material respect the right of Sellers to any of the Contingent Payment.
(d) Buyer must have caused the Buyer Closing Documents required by Section 2.7(b) to be delivered (or tendered subject only to Closing) to the applicable Sellers.

(e) There shall not have occurred the event set forth on Schedule 7.2(e) of this Agreement.
All actions and proceedings to be taken by Buyer, and all documents required to be delivered by Buyer, as a condition to the Transactions, are to be reasonably satisfactory in form and substance to Sellers (provided that to the extent such forms are attached as Exhibits or otherwise hereto, then such forms and substance are deemed reasonably satisfactory).
7.3 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Sections 7.1 or 7.2 of this Agreement, as the case may be, if such failure was caused by such Party's failure to comply with any provision of this Agreement.
ARTICLE VIII
INDEMNIFICATION
8.1 Indemnification by the Sellers.
(a) Indemnification. Subject to the limitations set forth in this Article VIII, Sellers (severally, on the basis of the Pro Rata Percentage of such Seller) shall indemnify and hold harmless and reimburse Buyer and its Affiliates (including, after the Closing, the Company, and their respective equity holders (excluding Sellers), partners, Representatives, Affiliates, successors and assigns (each, a "Buyer Indemnified Person")), from, against and in respect of any and all Actions, Liabilities, Government Orders, Encumbrances, losses, damages (excluding punitive damages, except if a Buyer Indemnified Person is required to pay punitive damages in connection with any Third Party Claim), bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys' and experts fees and expenses), whether or not involving a Third Party Claim or a claim or alleged claim existing as of the date of this Agreement (collectively, "Losses"), to the extent any such Buyer Indemnified Person suffers, sustains or becomes subject to as a result of, arising out of or directly or indirectly relating to:
(i) any breach of, or inaccuracy in, any representation or warranty made by Sellers, the Sellers' Representative and the Company or any of them in this Agreement or in any of the Schedules hereto or certificates to be delivered on behalf of the Company and/or Sellers at the Closing pursuant to Section 2.7(a)(v), Section 2.7(a)(x), Section 2.7(a)(xiii), and Section 2.7(a)(xiv);
(ii) any common law fraud of Sellers or the Company or any breach, violation or nonfulfillment of any covenant, agreement or obligation of Sellers or Sellers' Representative or the Company in or pursuant to this Agreement (including under this Article VIII and Article IX of this Agreement) or in any of the Schedules hereto or certificates to be delivered on behalf of the Company and/or Sellers at the Closing pursuant to Section 2.7(a)(v), Section 2.7(a)(x), Section 2.7(a)(xiii), and Section 2.7(a)(xiv);
(iii)  (A) all Taxes of the Company (including any and all Taxes imposed pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or non-U.S. Legal Requirements, as a result of transferee or successor Liability, by Contract, or otherwise) with respect to any Tax period, or portion thereof, ending on or prior to the Closing Date (including, for the avoidance of doubt, the portion of any Straddle Period ending on the date immediately preceding the Closing Date, as calculated in accordance with Section 9.1), (B) all Taxes (including the Transfer Taxes)

of Sellers, and (C) any breach of the representations, warranties, covenants or agreements contained in Section 3.15 or Article IX of this Agreement, including the lost benefit of any credit, deduction or loss for Tax purposes which would have been available to reduce or otherwise offset Taxes of Buyer or any of its Affiliates (including, following the Closing, the Company) but for a breach of any such representation, warranty, covenant or agreement (collectively, the "Tax Indemnity");
(iv) any claim by any Person (A) asserting, directly or indirectly, that such Person (1) is entitled to all or any portion of the Purchase Price (except as otherwise contemplated herein) or (2) has any dispute or claim with respect to any payment made to Sellers' Representative or otherwise paid in accordance with the framework set forth on Annex 2.2, (B) alleging a breach of fiduciary duty by the Company's Related Persons in connection with Transactions or (C) by a Warrant Holder in respect thereof (including their treatment under this Agreement) (the "Capitalization Indemnity"); or
(v) the Excluded Matters;
provided, however, that the obligations of Sellers with respect to any Seller's warranty or breach under Article IV of this Agreement or any Seller's breach, violation or nonfulfillment of any individual Seller's covenant, agreement or obligation will be solely the responsibility of such Seller. Sellers that are Affiliates of one another shall be regarded as separate Sellers for all purposes hereunder.
(b) Certain Limitations. Subject to the other limitations in this Article VIII, including without limitation Section 8.8(a):
(i) Sellers are to have no obligation to indemnify the Buyer Indemnified Persons pursuant to Section 8.1(a)(i) of this Agreement (except with respect to the Seller Fundamental Representations) unless the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds the Basket (at which point Sellers (severally, on the basis of the Pro Rata Percentage of each Seller) shall indemnify and hold harmless the Buyer Indemnified Persons for all such Losses in excess of the Basket, subject to the other limitations set forth in Article VIII).
(ii) Except with respect to the Seller Fundamental Representations, the aggregate Liability of Sellers in respect of claims for indemnification pursuant to Section 8.1(a)(i) of this Agreement is not to exceed the Retention Escrow Amount solely to the extent such amount remains available in the Escrow Fund.
(iii) The aggregate Liability of Sellers in respect of claims for indemnification pursuant to Section 8.1(a)(i) for any breach of, or inaccuracy in, the Seller Fundamental Representations, or for claims for indemnification pursuant to Sections 8.1(a)(iii) and 8.1(a)(iv), shall not exceed $880,000 (less any amounts previously applied against the retention under the R&W Policy with respect to any other claims for indemnification pursuant to Sections 8.1(a)(i) or 8.1(a)(ii)) solely to the extent such amount remains available in the Escrow Fund.
(iv) The aggregate Liability of Sellers in respect of claims for indemnification pursuant to Section 8.1(a)(v) of this Agreement is not to exceed the Indemnity Escrow Amount solely to the extent such amount remains available in the Escrow Fund, except that claims for indemnification for New Matters may exceed such amount and be brought after the exhaustion of the Escrow Fund, but not in excess of $1,000,000 individually or in the aggregate.
(v) The aggregate Liability of Sellers in respect of claims for indemnification pursuant to Section 8.1(a)(ii) of this Agreement is not to exceed the Aggregate Cap.

(vi) For the avoidance of doubt, the limitations set forth in Section 8.1(b)(i) of this Agreement are not to apply to claims for indemnification pursuant to Sections 8.1(a)(ii) through Section 8.1(a)(v) of this Agreement.
(vii) Payments by any Sellers pursuant to Section 8.1(a) of this Agreement in respect of any Losses shall be limited to the amount of any Liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the applicable Buyer Indemnified Person (excluding however, recoveries under the R&W Policy) within twelve (12) months from when Losses occurred in respect of any such claim (net of costs of recovery and the present value of any associated increase in insurance premiums or retentions). The Buyer Indemnified Persons shall use commercially reasonable efforts to recover under insurance policies; provided, however, that the Buyer Indemnified Persons shall not be required to commence any litigation or bear any expenses not fully reimbursed by Sellers in connection with such efforts.
8.2 Indemnification by Buyer.
(a) Indemnification. Subject to the limitations set forth in this Article VIII, from and after the Closing, Buyer shall indemnify and hold harmless and reimburse Sellers (each, a "Seller Indemnified Person"), from, against and in respect of any and all Losses that any such Seller Indemnified Person suffers, sustains or becomes subject to as a result of, arising out of or directly or indirectly relating to:
(i) any breach of, or inaccuracy in, any representation or warranty made by Buyer in this Agreement or in any of the Schedules or certificates to be delivered on behalf of Buyer at the Closing pursuant to Section 2.7(b)(v) and Section 2.7(b)(vii); or
(ii) any common law fraud or breach of Buyer or any breach, violation or nonfulfillment of any covenant, agreement or obligation of Buyer in or pursuant to this Agreement (including under this Article VIII) or in any of the Schedules or certificates to be delivered on behalf of Buyer at the Closing pursuant to Section 2.7(b)(v) and Section 2.7(b)(vii).
(b) Certain Limitations.
(i) Buyer is to have no obligation to indemnify the Seller Indemnified Persons pursuant to Section 8.2(a)(i) of this Agreement (except with respect to the Buyer Fundamental Representations) unless the aggregate amount of all such Losses incurred or suffered by the Seller Indemnified Persons exceeds the Basket (at which point Buyer shall indemnify and hold harmless the Seller Indemnified Persons for all such Losses in excess of the Basket, subject to the other limitations set forth in this Article VIII).
(ii) The aggregate Liability of Buyer in respect of claims for indemnification pursuant to Section 8.2(a)(i) of this Agreement (except with respect to the Buyer Fundamental Representations) is not to exceed $8,800,000.
(iii) The aggregate Liability of Buyer in respect of claims for indemnification pursuant to Section 8.2(a) of this Agreement is not to exceed $30,000,000.
(iv) For the avoidance of doubt, the limitations set forth in Section 8.2(b)(i) of this Agreement are not to apply to claims for indemnification pursuant to Section 8.2(a)(ii) of this Agreement.

8.3       Time Limitations. Subject to the other limitations in this Article VIII, including without limitation Section 8.8(a):
(a) No claim is to be made or suit instituted seeking indemnification pursuant to Sections 8.1(a)(i) or 8.2(a)(i) for any breach of, or inaccuracy in, any representation or warranty unless a written notice describing such actual or alleged breach or inaccuracy in reasonable detail in light of the circumstances then known to the Indemnified Party, is provided to the Indemnifying Party:
(i) at any time on or prior to the eighteen (18) month anniversary of the Closing Date, in the case of any breach of, or inaccuracy in, any representation and warranty (other than the Seller Fundamental Representations and Buyer Fundamental Representations) in this Agreement;
(ii) (A) at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.1 (Organization), 3.2 (Power and Authorization), 3.3 (Authorizations of Governmental Authorities), 3.5 (Capitalization; Title), 3.26 (No Brokers), 4.1 (Power and Authorization), 4.2 (Authorization of Governmental Authorities), 4.4 (No Brokers) and 4.5 (Title), or (B) at any time prior to the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) plus thirty (30) days, but not less than five (5) years, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.15 (Tax Matters) and 3.16 (Employee Benefits) (collectively, in the case of both (A) and (B), the "Seller Fundamental Representations");
(iii) at any time, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 5.1 (Organization), or 5.2 (Power and Authorization), (collectively, the "Buyer Fundamental Representations").
(b) Notwithstanding anything in this Section 8.3 to the contrary, (i) an Indemnified Party is permitted to make a claim or institute a suit seeking indemnification pursuant to Section 8.1(a)(ii), Section 8.1(a)(iii), or Section 8.2(a)(ii) of this Agreement at any time, without limitation, (ii) no claim is to be made or suit instituted seeking indemnification pursuant to Section 8.1(a)(iv) unless a written notice describing such claim in reasonable detail in light of the circumstances then known to the Indemnified Party, is provided to the Indemnifying Party at any time on or prior to the eighteen (18) month anniversary of the Closing Date, and (iii) no claim is to be made or suit instituted seeking indemnification pursuant to Section 8.1(a)(v) unless a written notice describing such claim in reasonable detail in light of the circumstances then known to the Indemnified Party, is provided to the Indemnifying Party at any time on or prior to the thirty (30) month anniversary of the Closing Date.  Delivery of a notice of a claim or potential claim or matter for which indemnification may be required pursuant to any provision of Section 8.1 or Section 8.2, as applicable, and prior to the expiration of applicable survival period (if any) will be sufficient to cause any such matter or claim specified therein to continue to survive for purposes of resolving the matter or claim specified therein, it being the agreement of the Parties that an Indemnified Party will not be required to file a lawsuit, being an arbitration or commence another formal or informal Action or other proceeding in order to cause such matter or claim to survive.
(c) Notwithstanding the foregoing, nothing in this Section 8.3 or any other limitations in this Article VIII or this Agreement shall limit any claim or recovery available to any Buyer Indemnified Person (or any additional insured) under the R&W Policy.

8.4 Procedure for Claims.
(a) Notice of Third Party Claim. If any third party notifies an Indemnified Party with respect to any matter that may give rise to an Indemnity Claim against an Indemnifying Party under this Article VIII (a "Third Party Claim"), then the Indemnified Party shall promptly give written notice to the Indemnifying Party of such Third Party Claim, except that no delay on the part of the Indemnified Party in notifying the Indemnifying Party is to relieve the Indemnifying Party from any obligation under this Article VIII of this Agreement, except and solely to the extent such delay actually and materially prejudices the Indemnifying Party, including resulting in the forfeiture of any material rights or material defenses or to the extent that such delay increases the Losses indemnifiable hereunder. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material, related written Claims from such third party, and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party.
(b) Assumption of Defense of Third Party Claim, etc. Subject to the consent rights of the R&W Insurer or the other limitations in the R&W Policy (where applicable), the Indemnifying Party, at its sole cost and expense, is to be entitled to control the defense of any Third Party Claim and is to have the right to defend the Indemnified Party against the Third Party Claim by appointing reputable counsel reasonably acceptable to the Indemnified Party if (i) the Indemnifying Party gives written notice to the Indemnified Party within thirty (30) days following receipt of notice of any such Third Party Claim from the Indemnified Party and the Indemnifying Party would reasonably likely otherwise have the responsibility to directly indemnify the Indemnified Party from and against the majority of any and all Losses the Indemnified Party ultimately suffers resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only claims for monetary damages and does not seek an injunction or other equitable relief against the Indemnified Party, (iii) the Indemnified Party reasonably concludes, based upon advice of counsel that a conflict does not exist between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, (iv) the Third Party Claim does not relate to or otherwise arise in connection with Taxes or any criminal or regulatory enforcement Action, (v) settlement of, an adverse judgment with respect to or the Indemnifying Party's conduct of the defense of the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to be adverse to the Indemnified Party's reputation or continuing business interests (including the Indemnified Party's relationships with current or potential customers, suppliers/vendors or other parties material to the conduct of the business of the Indemnified Party), (vi) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently and in good faith and (vii) the R&W Insurer has not exercised the right to defend the Third Party Claim under the R&W Policy. If the Indemnifying Party assumes the defense of a Third Party Claim, such assumption will presumptively establish for purposes of this Agreement that the claims made in that Third Party Claim are within the scope of any subject to indemnification. The Indemnified Party is permitted to retain separate co-counsel at the sole cost and expense of the Indemnified Party and participate in the defense of the Third Party Claim, except that the Indemnifying Party shall pay the reasonable fees and expenses of separate co-counsel retained by the Indemnified Party that are incurred prior to Indemnifying Party's assumption of control of the defense of the Third Party Claim. In the event that the Indemnifying Party is defending the Third Party Claim, the Indemnified Party shall reasonably cooperate (at the Indemnifying Party's sole cost and expense) in such defense and give the Indemnifying Party reasonable access as necessary in the defense of such Third Party Claim, subject to customary confidentiality agreements, to the books and records and, as reasonably necessary, employees of the Indemnified Party with respect to the facts of such Third Party Claim or act, omission or occurrence giving rise to such Third Party Claim.
(c) Indemnified Party's Control of Third Party Claim. If the Indemnifying Party does not deliver the notice contemplated by Section 8.4(b) of this Agreement within thirty (30) days after the

Indemnified Party has given notice of the Third Party Claim pursuant to the terms of Section 8.4(a), at any time fails to conduct the defense of the Third Party Claim actively and diligently and in good faith or is or becomes unable to conduct the defense of the Third Party Claim pursuant to Section 8.4(b) of this Agreement, or if such notice is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section 8.4(b) of this Agreement is or becomes unsatisfied, the Indemnified Party is permitted to defend, and is permitted to consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim, except that the Indemnifying Party is not to be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without the Indemnifying Party's prior written consent (which consent the Indemnifying Party shall not unreasonably withhold, condition or delay). In the event that the Indemnified Party conducts the defense of the Third Party Claim pursuant to this Section 8.4(c), the Indemnifying Party is to remain responsible for any and all other Losses that the Indemnified Party incurs or suffers resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Article VIII.
(d) Limitations on Indemnifying Party with Respect to a Third Party Claim. The Indemnifying Party shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to a Third Party Claim without the prior written consent of the Indemnified Party (which consent the Indemnified Party shall not unreasonably withhold, conditioned or delay), unless such judgment, compromise or settlement does not relate to Taxes and (i) provides for the payment by the Indemnifying Party of money as the sole relief for the claimant, (ii) results in the full and general release of the Indemnified Party from all liabilities arising or relating to, or in connection with, the Third Party Claim and (iii) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and no effect on any other claims that may be made against the Indemnified Party.
8.5 Other Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by prompt written notice thereof to the Sellers' Representative. Such notice by the Indemnified Party shall describe such claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicated the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnified Party shall allow the Indemnifying Party and its Representatives to reasonably investigate the matter or circumstance alleged to give rise to such claim, and whether and to what extent any amount is payable in respect of such claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including, subject to a customary confidentiality agreement, access to the Company's applicable documents or records and personnel) as the Indemnifying Party or any of its Representatives may reasonably request. If within thirty (30) days after receipt of notice of a claim for indemnification under this Section 8.5, the Sellers' Representative has not given written notice of any objection in reasonable detail to the Buyer Indemnified Person in connection with such claim, then it will be presumed that the Sellers' Representative has rejected such claim, in which case the Buyer Indemnified Person shall be free to pursue such remedies as may be available to it on the terms and subject to the provisions of this Agreement.
8.6       No Circular Recovery; Double Recovery. Notwithstanding anything to the contrary in this Agreement, Sellers hereby agree that none of Sellers shall make any claim for indemnification against Buyer, the Company or any other Buyer Indemnified Person by reason of the fact that any of Sellers was a controlling Person, equity holder, member, Warrant Holder or Representative of the Company with respect to any claim brought by a Buyer Indemnified Person against Sellers relating to this Agreement, the other Transaction Documents or any of the Transactions or that is based on any facts or circumstances that form the basis for an Indemnity Claim by a Buyer Indemnified Person under this Agreement. For avoidance of doubt, Sellers will not be deemed a Buyer Indemnified Person hereunder. No Party is to be entitled to recover any Losses pursuant to this Article VIII to the extent such Party has previously actually recovered the full cash amount of such Losses pursuant to another provision of this Agreement.
8.7       Materiality. Notwithstanding anything to the contrary in this Agreement, for purposes of determining whether there has been a breach of any representation, warranty, covenant or other agreement set forth in this Agreement or the certificates to be delivered on behalf of the Company and Sellers at the Closing pursuant to Section 2.7(a)(v), Section 2.7(a)(x), Section 2.7(a)(xiii), and Section 2.7(a)(xiv) (other than in the second to last sentences of Section 3.12(a) and Section 3.18(b)), and calculating the amount of Losses to which an Indemnified Party is entitled under this Article VIII, the terms "material," "materiality," and "material adverse effect" and similar phrases are to be disregarded.
8.8       Manner and Limitations of Payment; R&W Policy.
(a) Manner and Limitations of Payment. Any indemnification payment to be made by an Indemnifying Party pursuant to this Article VIII is to be paid by wire transfer of immediately available funds to an account designated by the Indemnified Party within five (5) Business Days after the date of the final determination (whether by mutual agreement or a final, binding and non-appealable court determination) of the indemnification payment. Notwithstanding the foregoing sentence or any other provision of this Agreement to the contrary (but subject to the other limitations set forth in this Article VIII), any amounts owing to any Buyer Indemnified Person:
(i) pursuant to Section 8.1(a)(i), 8.1(a)(iii) and 8.1(a)(iv) (any such amounts so owing, the "General Indemnification Obligations") shall be paid only as follows: (A) first, from the Retention Escrow Amount included in the Escrow Fund, if and to the extent available, until the Retention Escrow Amount in the Escrow Fund is exhausted or otherwise unavailable, (B) second, with respect to a Seller Fundamental Representation, Section 8.1(a)(iii) or Section 8.1(a)(iv), from the Escrow Fund if and to the extent available until the full amount of the retention under the R&W Policy (i.e. $880,000) has been paid to Buyer with respect to any and all payments of retention amounts under this Section 8.8(a), after which, Sellers shall have no other Liability for any General Indemnification Obligations, and (C) third, under the R&W Policy, to the extent that coverage has not been exhausted;
(ii) with respect to common law fraud claims pursuant to Section 8.1(a)(ii) shall be paid only as follows: (A) first, from the Escrow Fund, if and to the extent available, and then from Sellers directly severally, on the basis of the Pro Rata Percentage of such Seller until the full amount of the retention under the R&W Policy (i.e. $880,000) has been paid to Buyer with respect to any and all payments of retention amounts under this Section 8.8(a), (B) second, under the R&W Policy to the extent paid under the R&W Policy, (C) third, from the balance of the Indemnity Escrow Amount included in the Escrow Fund, if and to the extent available, (D) fourth, any unrecovered balance from Sellers directly severally, on the basis of the Pro Rata Percentage of such Seller, provided that, and subject to clause (E) below, for the Institutional Investors this shall be limited to their Pro Rata Percentage of, up to an aggregate amount equal to sum of the (i) Aggregate Cap less (ii) the amounts paid pursuant to clauses (A) and (C) above less (iii) the amount of the mezzanine Debt and the Preferred Membership Interests paid off at Closing, and (E) fifth, any unrecovered balance from only such Sellers who committed, participated in or had actual knowledge of such common law fraud directly severally, on the basis of the relative pro rata percentage of such Sellers, up to an aggregate amount equal to the portion of the Purchase Price paid or payable to such Sellers;

(iii) except for common law fraud claims, pursuant to Section 8.1(a)(ii) shall be paid as follows: (A) first, from the balance of the Escrow Fund, if and to the extent available, and (B) second, subject to the limitations provided for in Section 8.1(b)(v), to the extent any such amounts are not recovered under clause (A), from Sellers directly severally, on the basis of the Pro Rata Percentage of such Seller; and
(iv) pursuant to Section 8.1(a)(v) shall be paid as follows: (A) first, from the balance of the Escrow Fund, if and to the extent available, and (B) second, and solely with respect to New Matters (it being understood that with respect to any other claim under Section 8.1(a)(v), clause (A) shall be the sole source of payment) subject to the limitations provided for in Section 8.1(b)(iv) (i.e., limited to an additional $1,000,000 individually or in the aggregate relating to New Matters), to the extent any such amounts are not recovered under clause (A), from Sellers directly severally, on the basis of the Pro Rata Percentage of such Seller.
(b) Joint and Several Liability. Notwithstanding anything to the contrary contained herein, Sellers shall be jointly and severally (and not severally) liable for indemnification obligations pursuant to Section 8.1(a) with respect to which Losses are to be paid or recovered from the Escrow Fund.
(c) Right to Offset. Buyer is to have the option, in Buyer's sole discretion, in the event any unpaid amounts finally determined or agreed to be owed by Sellers directly pursuant to this Article VIII are not promptly paid in full, to offset such amounts against any amounts otherwise due and payable by any of the Buyer Indemnified Persons or any of their Affiliates to Sellers, with respect to any Contingent Payment. Neither the exercise of nor the failure to exercise any right of holdback and/or set-off under this Agreement will constitute an election of remedies by Buyer or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.
(d) R&W Policy.
(i) Buyer and Sellers acknowledge that Buyer is obtaining (at Sellers' sole cost) the R&W Policy for purposes of certain coverage of Losses related to the Tax Indemnity, the Capitalization Indemnity, breaches by Sellers of representations and warranties (including, without limitation, the Seller Fundamental Representations and fraud) and the related indemnification obligations of Sellers contained in this Agreement. Sellers acknowledge that Buyer is entering into the R&W Policy and that, in connection therewith, a Buyer Indemnified Person may make claims for the same Losses or series of related Losses under both this Article VIII and the R&W Policy, subject, however, to the limitations provided for in this Article VIII; provided, that in no event may a Buyer Indemnified Person recover amounts from Sellers and pursuant to the R&W Policy aggregating an amount in excess of its Losses with respect to such claim. Nothing in this Agreement shall limit the right of any Buyer Indemnified Person to make claims against the R&W Policy. For purposes of clarity, as between any Buyer Indemnified Person, on the one hand, and the insurer under the R&W Policy, on the other hand, none of the terms, limitations, conditions and restrictions (including time for asserting claims or the procedures required by Sections 8.4 and 8.5 hereof) on indemnification set forth in this Article VIII or elsewhere in this Agreement (including Sections 6.5 and 6.7) shall affect the rights of the Buyer Indemnified Persons under the R&W Policy, which rights shall be governed solely thereby. Sellers and Sellers' Representative shall assist and cooperate with Buyer in a commercially reasonable manner in connection with any claim by Buyer under, or recovery by Buyer with respect to, the R&W Policy, upon Buyer's specific written request (to avoid doubt, Sellers and the Sellers' Representative have no duty to submit or alert Buyer to submit notices of claims under the R&W Policy or to make or join in any demand, settlement negotiation, litigation, or other action or proceeding under or in relation to the R&W Policy). To avoid doubt, the ordering of payments provided in Section 8.8(a) is absolute. Any such payment made under the R&W Policy as there required shall be final and Sellers shall not be obligated, solely on account of such a payment, to make any payment or reimbursement to any Buyer Indemnified

Party or to the insurer under the R&W Policy, through subrogation or otherwise (except for claims against any Sellers for common law fraud committed by such Sellers).
(ii) Sellers acknowledge and agree that the denial of any fraud claim by any Buyer Indemnified Person under the R&W Policy shall not be construed as, or used as evidence that, such Buyer Indemnified Person is not entitled to indemnification under this Article VIII. As between Sellers and the Buyer Indemnified Parties, except for common law fraud claims, the Buyer Indemnified Parties bear all risk of (i) the insurer's insolvency or its breach of the R&W Policy, (ii) except where primarily attributable to actions or omissions of Sellers or the Sellers' Representative in breach of their obligation of cooperation under Section 8.8(d)(i), the failure of the Buyer Indemnified Parties to file notices of claims that are timely and sufficient under the R&W Policy, or (iii) the insurer's failure to make any payments to any of the Buyer Indemnified Parties under the R&W Policy or other denial of coverage for any reason.
8.9       Tax Treatment. All indemnification payments under this Agreement shall be, to the extent permitted by applicable Legal Requirements, treated as adjustments to the Purchase Price. The Parties shall not take any position on any Tax Return, or before any Governmental Authority, that is inconsistent with such treatment unless otherwise required by any applicable Legal Requirement.
8.10       Release. Effective as of the Closing, Sellers hereby release, remise and forever discharge any and all rights and claims that such Person has had, now has or might now have against the Company (in any capacity, including as a Warrant Holder or holder of any Ownership Interests, and whether known or unknown), and the directors, officers and managers of the Company (prior to the effective time of the Closing), including, without limitation, any indemnification or contribution rights or claims pursuant to the Organizational Documents of, or other Contracts with, the Company or in connection with the Transactions, except for rights and claims specifically provided pursuant to the Transaction Documents or pursuant to the Tail Insurance.
8.11       Exclusive Remedies. Subject to Section 11.12, and except (i) with respect to the Final Adjustment Amount (which is addressed in Section 2.4) and (ii) with respect to any Contingent Payments (which are addressed in Section 2.5), the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all Losses and claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein shall be pursuant to the indemnification provisions set forth in this Article VIII and the R&W Policy. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under any applicable Legal Requirements, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the subject matter of this Agreement (except with respect to the Restricted Covenant Agreements, which shall be governed by their own terms) it may have against the other Parties hereto or their Affiliates arising under or based upon any applicable Legal Requirements, except pursuant to the indemnification provisions set forth in this Article VIII, subject to Section 11.12 and except (i) with respect to the Final Adjustment Amount (which is addressed in Section 2.4) and (ii) with respect to any Contingent Payments (which are addressed in Section 2.5). Nothing in this Section 8.11 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.12.
ARTICLE IX
TAX MATTERS
9.1       Straddle Period. In the case of any taxable period of the Company that includes (but does not end on) the Closing Date (a "Straddle Period"), the determination of the Taxes for the portion of the Straddle Period ending on the day immediately preceding, and the portion of the Straddle Period beginning on and including, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the day immediately preceding the Closing Date and the other which began at the beginning of the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of the Company were closed at the close of the day immediately preceding the Closing Date; provided, however, that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic Taxes (excluding, for the avoidance of doubt, income, franchise, capital, sales, use, and withholding Taxes) such as real and personal property Taxes shall be apportioned ratably between such periods on a daily basis.
9.2       Tax Sharing Agreements. The Company shall (and Sellers shall cause the Company to) terminate all Tax sharing agreements, Tax allocation agreements or similar agreements and all powers of attorney with respect to or involving the Company prior to the Closing.
9.3       Certain Taxes and Fees. The Sellers shall pay all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and any conveyance fees or recording charges incurred in connection with the Transactions (collectively, the "Transfer Taxes") when due. The Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to the Transfer Taxes and, if required by applicable Legal Requirements, Buyer shall (and shall cause its Affiliates to) join in the execution of any such Tax Returns and other documentation.
9.4       Cooperation on Tax Matters.
(a) The Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns of the Company and any audit, litigation or other Action with respect to Taxes of the Company. Such cooperation shall include the retention and (upon the other Party's reasonable request) the provision of records and information that are reasonably relevant to any such audit, litigation or other Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period ending on or prior to the Closing Date and any Straddle Period until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyer or Sellers so request, Sellers or Buyer, as the case may be, shall allow the other Party to take possession of such books and records.
(b) Buyer and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the Transactions.
9.5 Filing of Returns. Sellers shall prepare, or cause to be prepared, and duly and timely file, or cause to be filed, at the sole cost and expense of Sellers, (a) all Tax Returns of the Company for all taxable periods ending on or prior to the Closing Date, and (b) all Tax Returns required to be filed with respect to the Transfer Taxes (collectively, the "Seller Returns"). Each of the Seller Returns shall be prepared in accordance with applicable Legal Requirements, and to the extent not inconsistent therewith, the Seller Returns described in clause (a) shall be prepared in accordance with the past practice and custom of the Company in filing its Tax Returns. Not later than thirty (30) days prior to the due date for filing of a Seller Return for Buyer's review and comment. Sellers shall make such changes to the Seller Returns as Buyer reasonably requests and are reasonably acceptable to Sellers.

9.6 Tax Treatment.
(a) For U.S. federal (and to the extent possible pursuant to applicable Legal Requirements, state, local and foreign) income Tax purposes, Buyer and Sellers shall (i) report the Membership Interest Sale in accordance with IRS Revenue Ruling 99-6, 1999-1 C.B. 432, from Buyer's perspective, as a termination of the Company and a deemed distribution of the Assets of the Company to the holders of the Membership Interests, followed by the sale of all such Assets deemed distributed to Sellers to Buyer for the Purchase Price, and from the Sellers' perspective, as a sale of 100% of Sellers' Membership Interests, (ii) report the payments made in respect of the Preferred Membership Interests pursuant to this Agreement as the repayment of debt, and (iii) report the Warrant Sale (and Warrant Exercise by Buyer) as having occurred immediately prior to the Membership Interest Sale. Buyer and Sellers and their Affiliates shall report, act and file Tax Returns consistent with this Section 9.6, unless otherwise required by applicable Legal Requirements.
(b) The total amount of the Purchase Price as finally determined pursuant to Article II and the other provisions of this Agreement, plus any other amounts that are properly treated as purchase price for income Tax purposes, shall be allocated among the Assets of the Company in a manner consistent with the allocation methodology set forth on Schedule 9.6 of this Agreement. It is agreed by the Parties that such allocation was arrived at by arm's length negotiation and in the judgment of the Parties properly reflects the fair market value of such Assets. The Parties shall file all Tax Returns consistent with such allocation methodology.
9.7 Tax Proceedings. After Closing, Buyer shall have the right to control (and, if applicable, initiate) all audits, assessments, voluntary disclosure agreements (or similar processes) and other Actions relating to Taxes or Tax Returns of the Company (each a "Company Tax Proceeding"). If Buyer initiates or otherwise elects to control a Company Tax Proceeding for a taxable period ending on or before the Closing Date, Buyer shall (A) control such Company Tax Proceeding in good faith, (B) keep Sellers' Representative reasonably informed regarding the status of any such Company Tax Proceeding, (C) allow Sellers' Representative to participate in such Company Tax Proceeding at Sellers' sole expense, and (D) not settle such Tax Proceeding without the prior written consent of Sellers' Representative (which consent shall not be unreasonably withheld, conditioned or delayed). If Buyer does not initiate or otherwise elect to control a Company Tax Proceeding for a taxable period ending on or before the Closing Date, Sellers' Representative shall control such Company Tax Proceeding; provided, however, that Sellers' Representative shall (A) control such Company Tax Proceeding in good faith, (B) keep Buyer reasonably informed regarding the status of any such Company Tax Proceeding, (C) allow Buyer to participate in such Company Tax Proceeding at Buyer's sole expense, and (D) not settle such Tax Proceeding without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).
ARTICLE X
TERMINATION
10.1       Termination of Agreement. This Agreement may be terminated (the date on which this Agreement is terminated, the "Termination Date") at any time prior to the Closing:
(a) by mutual written consent of Buyer and the Sellers' Representative;
(b) by either Buyer or the Sellers' Representative, upon written notice to the other Party, if the Transactions have not been consummated on or prior to December 3, 2018 (the "End Date"); provided, that the termination rights under this Section 10.1(b) shall not be available to any Party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Transactions to be consummated by such time;

(c) by either Buyer or the Sellers' Representative if a Government Order permanently enjoining, restraining or otherwise prohibiting the Closing will have been issued by a Governmental Authority of competent jurisdiction;
(d) by Buyer if either (i) there will be a breach of, or inaccuracy in, any representation or warranty of the Company or any Seller contained in this Agreement as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which Buyer's right to terminate will arise only in the event of a breach of, or inaccuracy in, such representation or warranty as of such specified date or time), or (ii) the Company or any Seller will have breached or violated in any material respect any of their respective covenants and agreements contained in this Agreement; in each case, which breach or violation would give rise, or could reasonably be expected to give rise, to a failure of a condition set forth in Article VII and cannot be or has not been cured within ten (10) Business Days after Buyer notifies the Sellers' Representative of such breach or violation, except that the right of Buyer to terminate in accordance with this Section 10.1(d) will not be available if Buyer is then in material breach of this Agreement; or
(e) by the Sellers' Representative if either (i) there will be a breach of, or inaccuracy in, any representation or warranty of Buyer contained in this Agreement as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which the Sellers' Representative's right to terminate will arise only in the event of a breach of, or inaccuracy in, such representation or warranty as of such specified date or time), or (ii) Buyer will have breached or violated in any material respect any of its covenants and agreements contained in this Agreement; in each case which breach or violation would give rise, or could reasonably be expected to give rise, to a failure of a condition set forth in Article VII and cannot be or has not been cured within ten (10) Business Days after the Sellers' Representative notifies Buyer of such breach or violation, except that the right of the Sellers' Representative to terminate in accordance with this Section 10.1(e) will not be available if the Company or any of the Sellers is then in material breach of this Agreement.
10.2       Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement – other than the provisions (and related definitions) of Sections 6.8 (Confidentiality), solely with respect to Buyer's confidentiality obligations therein, 6.10 (Publicity), 11.10 (Governing Law), 11.11 (Jurisdiction; Venue; Service of Process) and 11.13 (Waiver of Jury Trial) and this Section 10.2 (Effect of Termination) – will then be null and void and have no further force and effect and all other rights and Liabilities of the Parties hereunder will terminate without any Liability of any party (and, for the avoidance of doubt, such party's Affiliates, officers, directors, Sellers and Representatives) to any other party, except for Liabilities arising in respect of willful and material breaches under this Agreement by any Party on or prior to the Termination Date.
ARTICLE XI
MISCELLANEOUS
11.1       Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement are to be in writing and are to be delivered, given or otherwise provided: (a) by hand (in which case, it will be effective upon delivery), (b) by electronic mail during regular business hours (in which case, it will be effective when sent), or by electronic mail after regular business hours (in which case, it will be effective on the following Business Day), or (c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service), in each case, to the address listed below:

If to the Sellers' Representative or (prior to Closing) the Company:
Jeffery B. Presley
813 Ridge Lake Blvd.
Memphis, TN 38120
Electronic Mail: jpresley@southworthcap.com

Harbert Mezzanine Partners II SBIC, L.P.
618 Church Street, Suite 500
Nashville, TN  37219
Attn:  John S. Scott
Electronic Mail:  jscott@harbert.net
with a copy to (which is not to constitute notice to the Sellers' Representative or (prior to Closing) the Company):
Wyatt, Tarrant & Combs, LLP
Triad Centre III
6070 Poplar Avenue, Suite 300
Memphis, TN 38119
Attn: Lee A. Harkavy
Electronic Mail: lharkavy@wyattfirm.com

If to Buyer or (after the Closing) the Company:
Hibbett Sporting Goods, Inc.
2700 Milan Court
Birmingham, AL 35211
Attn: David M. Benck
Electronic Mail:  david.benck@hibbett.com

with a copy to (which is not to constitute notice to Buyer or (after the Closing) the Company):
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attn: Ryan Thomas
Electronic Mail: rthomas@bassberry.com

Each of the Parties may specify a different address by giving notice in accordance with this Section 11.1 to each of the other Parties.
11.2       Succession and Assignment; No Third-Party Beneficiary. Subject to the immediately following sentence, this Agreement is to be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, each of which such successors and permitted assigns are to be deemed to be a Party. No Party is permitted to assign, delegate or otherwise transfer either this Agreement or any of such Party's rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Buyer is permitted to (a) assign any or all of its rights and interests under this Agreement to one or more of its Affiliates or to any lender, (b) designate one or more of its Affiliates to perform their obligations under this Agreement, and (c) assign any or all of its rights or obligations under this Agreement to any purchaser of all or substantially all of its assets; provided, however, in no event will Buyer be released from its obligations under this Agreement for any assignment pursuant to clauses (a) or (b) above or any assignment pursuant to clause (c) without Sellers' Representative prior consent, not to be unreasonably withheld. Except as expressly provided in this Sections 11.2, 11.15 and 6.9, this Agreement is for the sole benefit of the Parties and their successors and permitted assignees, including the Indemnified Parties, and nothing expressed or implied in this Agreement is to give or be construed to give any Person, other than the Parties, the Indemnified Parties and such successors and assignees, any legal or equitable rights under this Agreement, including any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of, or an amendment to, any Company Plan or any other employee benefit plan of the Company or Buyer.
11.3       Amendments and Waivers; Remedies Cumulative. Subject to the rights and powers of the Sellers' Representative pursuant to Section 11.14, no amendment or waiver of any provision of this Agreement is to be valid and binding unless it is in writing and signed, in the case of an amendment, by the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant in this Agreement, whether intentional or not, is to be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant in this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver of such right, power or remedy. Except as may be expressly provided herein to the contrary, the rights and remedies of the Parties to this Agreement are cumulative and not alternative.
11.4       Entire Agreement. This Agreement, together with the other Transaction Documents and any documents, instruments and certificates explicitly referred to herein or therein, constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto (including, that certain letter of intent, dated July 3, 2018 by and between Buyer and the Company), none of which are to be used as evidence of the Parties' intent. In addition, each Party acknowledges and agrees that all prior drafts of this Agreement contain attorney work product and are in all respects subject to the foregoing sentence.
11.5       Schedules. Except as described in the following sentence, the references and headings in the Schedules are inserted for convenience only and shall not have the effect of amending or changing the information presented. Each disclosure in the Schedules shall be deemed to qualify only the representations and warranties in the exact Section(s) of this Agreement under which the disclosure is made therein, unless it is reasonably apparent from the face of such Schedule alone that such disclosure also provides an exception to another Section of this Agreement, in which case such disclosure shall be deemed to qualify the representations and warranties in that Section as well. The Schedules are not intended to constitute, and shall not be construed as constituting, any representations or warranties of the Company or Sellers except as and to the extent provided in this Agreement, subject to the limitations contained herein and in the Schedules. Certain information contained in the Schedules may not be required to be disclosed pursuant to this Agreement. Such information is included solely for informational purposes, and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement.
11.6       Execution of Agreement; Counterparts. The Parties are permitted to execute this Agreement in one or more counterparts, each of such counterparts is to be deemed to be an original copy of this Agreement and all of which, when taken together, are to be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission is to constitute effective execution and delivery of this Agreement as to the

Parties. Signatures of the Parties transmitted by facsimile or other electronic transmission are to be deemed to be the Parties' original signatures for any purpose whatsoever.
11.7       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction is not to affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision of this Agreement would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each Party intends that such provision is to be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements and to otherwise give effect to the intent of the Parties.
11.8       Headings. The headings contained in this Agreement are for convenience purposes only and are not in any way to affect the meaning or interpretation of this Agreement.
11.9       Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
11.10       Governing Law; Prevailing Party. This Agreement, the negotiation, terms and performance of this Agreement, the rights of the Parties under this Agreement, and all Actions arising in whole or in part under or in connection with this Agreement, are to be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. If any Action relating to this Agreement or the Transactions is brought by a Party against any other Party, the prevailing Party in such Action is to be entitled to recover all reasonable expenses relating thereto (including attorneys' fees and expenses) from the non-prevailing Party (in addition to any other relief to which such prevailing Party is entitled).
11.11       Jurisdiction; Venue; Service of Process.
(a) Each Party, by such Party's execution of this Agreement, (i) hereby irrevocably submits to the exclusive jurisdiction and venue of the United States District Court for the Northern District of Alabama sitting in Birmingham, Alabama for the purpose of any Action between any of the Parties arising in whole or in part under or in connection with this Agreement, any other Transaction Document, the Transactions or the negotiation, terms or performance hereof or thereof, (ii) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that such Party is not subject personally to the jurisdiction of the above-named courts, that venue in any such court is improper, that such Party's property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens or improper venue, that such Action should be transferred or removed to any court other than one of the above-named courts, that such Action should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court, and (iii) hereby agrees not to commence or prosecute any such Action other than before one of the above-named courts. Notwithstanding the previous sentence, a Party is permitted to commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b) Each Party hereby (i) consents to service of process in any Action between any of the Parties arising in whole or in part under or in connection with this Agreement, any other Transaction

Document, the Transactions or the negotiation, terms or performance hereof or thereof, in any manner permitted by Alabama law, (ii) agrees that service of process made in accordance with Section 11.11(a) of this Agreement or made by overnight delivery by a nationally recognized courier service at such Party's address specified pursuant to Section 11.1 of this Agreement is to constitute good and valid service of process in any such Action, and (iii) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such Action any claim that service of process made in accordance with Sections 11.11(b)(i) and (ii) of this Agreement does not constitute good and valid service of process.
11.12       Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that the other Parties are entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any Action instituted in any court specified in Section 11.11(a) of this Agreement in addition to any other remedy to which such Party is entitled, at law or in equity. Each Party further agrees that, in the event of any Action for an injunction or specific performance in respect of any such threatened or actual breach or violation, such Party shall not assert that a remedy at law would be adequate.
11.13       Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OF THE OTHER TRANSACTION DOCUMENTS, THE TRANSACTIONS OR THE NEGOTIATION, TERMS OR PERFORMANCE HEREOF OR THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM ARE PERMITTED TO FILE A COPY OF THIS SECTION 11.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES. THE PARTIES FURTHER AGREE TO IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY IN ANY ACTION AND ANY SUCH ACTION IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
11.14       Sellers' Representative.
(a) By execution hereof, each Seller hereby designates and appoints Jeffrey B. Presley and Harbert Mezzanine Partners II SBIC, L.P. (the "Sellers' Representative"), collectively (and not separately), as agent for and on behalf of each Seller, and the true and lawful attorney in fact of each Seller, with full power and authority in each of the Sellers' names, to give and receive notices and communications, to agree to, negotiate and enter into, on behalf of each such Seller, amendments, consents and waivers under this Agreement pursuant to the terms set forth herein, to make and receive payments on behalf of the Seller pursuant to the terms set forth herein, to take such other actions as authorized by this Agreement, and the defense and/or settlement of any indemnification claims of any Buyer Indemnified Person pursuant to Article VIII and to take all actions pursuant Sections 2.4 and 2.5 of this Agreement, to enter into and take all actions authorized by the Escrow Agreement, including defending or settling any claims thereunder and releasing and transferring any of the Escrow Fund to Buyer in accordance with the terms set forth therein, and all actions necessary or appropriate in the judgment of the Sellers' Representative for the accomplishment of the foregoing. All such actions of the Sellers' Representative shall be deemed to be facts ascertainable outside this Agreement and shall be binding on the Sellers. Such agency may be changed by a vote or written consent by the holders of a majority of the Membership Interests and Warrants (on an as-converted basis to Membership Interests) of the Company as of the Closing Date, voting in the same manner as would have been voted in accordance with the Organizational Documents of the Company as in effect immediately prior to the Closing Date (the "Majority Holders"), from time to time upon not less than ten days' prior written notice to Buyer. If at any time either of the Sellers' Representative resigns, dies or becomes incapable of acting, the Majority Holders shall choose another Person to act as the Sellers' Representative under this Agreement. The Sellers may not make a claim for indemnity or pursuant to Sections 2.4 and 2.5 of this Agreement against Buyer pursuant to this Agreement except through the Sellers' Representative, who shall make such a claim only upon the written direction of the Majority Holders. For clarification, but without limiting Buyer's remedies or Sellers' Liability for failing to timely provide any consent or take any action required of Sellers' Representative hereunder, any action of the Sellers' Representative shall require the joint consent or action of both of Jeffrey B. Presley and Harbert Mezzanine Partners II SBIC, L.P.
(b) Once the Sellers' Representative has initiated a claim for indemnity or pursuant to Sections 2.4 and 2.5 of this Agreement, all acts and decisions of the Sellers' Representative in connection with such matter shall be binding on all the Sellers. No bond shall be required of the Sellers' Representative, and the Sellers' Representative shall receive no compensation for services provided hereunder. Notices or communications to or from the Sellers' Representative shall constitute notice to or from each of the Sellers.
(c) The Sellers' Representative shall be entitled to engage such counsel, experts and other agents as the Sellers' Representative deems necessary or proper in connection with performing the Sellers' Representative's obligations hereunder, and shall be promptly reimbursed by Sellers for all reasonable expenses, disbursements and advances incurred by the Sellers' Representative in such capacity upon demand. Sellers shall jointly and severally indemnify and hold harmless the Sellers' Representative of any and all Losses that are incurred by the Sellers' Representative as a result of actions taken, or actions not taken, by the Sellers' Representative herein, except to the extent that such Losses arise from the gross negligence or willful misconduct of the Sellers' Representative.
(d) All amounts received by the Sellers' Representative on behalf of the Sellers under this Agreement will be promptly paid by the Sellers' Representative to the Sellers, in accordance with the framework set forth on Annex 2.2.
(e) This appointment and grant of power and authority is coupled with an interest and is in consideration of the mutual covenants made herein and is irrevocable and shall not be terminated by any act of any of the Sellers (except as otherwise expressly provided herein) or by operation of law, whether by the death or incapacity of any Seller or by the occurrence of any other event. A decision, act, consent or instruction of the Sellers' Representative in respect of any action under this Agreement or the Escrow Agreement shall constitute a decision of all of the Sellers and shall be final, binding and conclusive upon the Sellers, and Buyer may rely upon any decision, act, consent or instruction of the Sellers' Representative hereunder as being the decision, act, consent or instruction of each and every such Seller. Buyer shall be able to rely conclusively on the proper distribution of such amounts by the Sellers' Representative among the Sellers upon receipt by the Sellers' Representative of such amounts. Buyer is hereby relieved from any Liability to any Person (including any Sellers or any other Seller Indemnified Person) for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers' Representative, to the extent delegated to the Sellers' Representative hereunder.
(f) The provisions of this Section 11.14 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Person may have in connection with the Transactions.

11.15       Conflict Waiver; Attorney-Client Privilege.
(a) Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Controlled Affiliates, that:
(i) Wyatt, Tarrant & Combs, LLP has acted as counsel to certain of Sellers and their Affiliates (individually and collectively, the "Seller Group"), and the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (the "Prior Representation"). Buyer agrees, and shall cause the Company to agree, that, following consummation of the Transactions, such representation and any Prior Representation of the Company by Wyatt, Tarrant & Combs, LLP (or any successor) (the "Seller Group Law Firm") shall not preclude Seller Group Law Firm from serving as counsel to the any of the Seller Group or any director, member, shareholder, partner, officer or employee of any of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions.
(ii) Buyer shall not, and shall cause the Company not to, seek or have Seller Group Law Firm disqualified from any such representation based upon the Prior Representation of the Company by Seller Group Law Firm. Each of the Parties hereto hereby consents thereto and waives any conflict of interest arising from such Prior Representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 11.15 shall not be deemed exclusive of any other rights to which the Seller Group Law Firm is entitled whether pursuant to law, contract or otherwise.
(b) All communications between any of the Seller Group or (prior to the Closing) the Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (the "Privileged Communications") shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Seller Group and shall not pass to or be claimed by Buyer or the Company. Accordingly, Buyer and the Company shall not have access (except in connection with Third Party Claims) to any Privileged Communications or to the files of Seller Group Law Firm relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Buyer or the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Buyer or the Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such engagement constitute property of the client, only the Seller Group (and not Buyer nor the Company) shall hold such property rights and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Company by reason of any attorney-client relationship between Seller Group Law Firm and the Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or its Affiliates (including the Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Buyer and its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Buyer nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Buyer or any of its Affiliates (including the Company) is legally required by Government Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Legal Requirements, and (y) advisable in the opinion of Buyer's/counsel, then Buyer shall promptly (and, in any event, within five Business Days) notify Sellers' Representative in writing so that the Seller Group can seek a protective order.

(c) This Section 11.15 is intended for the benefit of, and shall be enforceable by, the Seller Group Law Firm. This Section 11.15 shall be irrevocable, and no term of this Section 11.15 may be amended, waived or modified, without the prior written consent of the Seller Group Law Firm.
 [Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
BUYER:
HIBBETT SPORTING GOODS, INC.

By: /s/ Jeffry O. Rosenthal
Name:           Jeffry O. Rosenthal
Title:             Chief Executive Officer and President

COMPANY:

CITY GEAR, LLC

By: /s/ Michael E. Longo
Name:           Michael E. Longo
Title:             President

SELLERS:

/s/ Michael E. Longo
MICHAEL E. LONGO

/s/ Jeffrey B. Presley
JEFFREY B. PRESLEY
LIBERTY RETAIL PARTNERS, LLC

By: /s/ Fred Montesi, III
Name:           Fred Montesi, III
Title:             President

/s/ Fred Montesi, III
FRED MONTESI, III

/s/ Vidit Purbhoo
VIDIT PURBHOO

/s/ Daksha Purbhoo
DAKSHA PURBHOO

/s/ Rudi E. Scheidt
RUDI E. SCHEIDT

/s/ Helen H. Scheidt
HELEN H. SCHEIDT

/s/ Larry J. Driscoll
LARRY J. DRISCOLL

/s/ John D. Wacker
JOHN D. WACKER

/s/ Lisa Driscoll
LISA DRISCOLL

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
SELLERS:

HARBERT MEZZANINE PARTNERS II SBIC, L.P.,
a Delaware limited partnership

By:	HMP II SBIC GP, LLC, a Delaware limited liability company, its General Partner

By:	Harbert Mezzanine Partners II GP, LLC, a Delaware limited liability company, its Sole Manager

By:	Harbert Mezzanine Manager II, Inc., a Delaware limited liability company, its Sole Manager

By:  /s/ John S. Scott
        John S. Scott
        Managing Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
SELLERS:

BANYAN EQUITY INVESTORS, INC.,
a Delaware corporation

By:  /s/ James W. Davidson
Name:  James W. Davidson
Title:    Managing Director

BANYAN EQUITY INVESTORS II, INC.,
a Delaware corporation

By:  /s/ James W. Davidson
Name:  James W. Davidson
Title:    Managing Director

BANYAN MEZZANINE FUND L.P.,
a Delaware limited partnership
By:      BANYAN INVESTORS, LLC,
 a Delaware limited liability company,
 its General Partner

By:  /s/ James W. Davidson
Name:  James W. Davidson
Title:    Managing Director

BANYAN MEZZANINE FUND II, L.P.,
a Delaware limited partnership
By:      BANYAN INVESTORS II, LLC
 a Delaware limited liability company,
 its General Partner

By:  /s/ James W. Davidson
Name:  James W. Davidson
Title:    Managing Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
SELLERS:

CLARITAS CAPITAL SPECIALTY DEBT FUND, L.P.,
a Delaware limited partnership
By:      CCSD, GP, LLC,
 a Delaware limited liability company,
 its General Partner

By:  /s/ Maston L. Ballew
Name:  Maston L. Ballew
Title:    Manager

CCSD II, L.P., a Delaware limited partnership

By: CCSD, GP II, LLC, a Delaware limited liability
                  company, its General Partner

By:  /s/ Maston L. Ballew
Name:  Maston L. Ballew
Title:    Managing Partner

SELLERS' REPRESENTATIVE:

/s/ Jeffrey B. Presley
JEFFREY B. PRESLEY

SELLERS' REPRESENTATIVE:

HARBERT MEZZANINE PARTNERS II SBIC, L.P.,
a Delaware limited partnership

By:	HMP II SBIC GP, LLC, a Delaware limited liability company, its General Partner

By:	Harbert Mezzanine Partners II GP, LLC, a Delaware limited liability company, its Sole Manager

By:	Harbert Mezzanine Manager II, Inc., a Delaware limited liability company, its Sole Manager

By:  /s/ John S. Scott
        John S. Scott
        Managing Director

EXHIBIT A
Definitions

As used in this Agreement, the following terms have the following meanings:
"Acquired Business" is defined in Section 2.5(g) of this Agreement.
"Action" means any claim, action, cause of action, suit (whether in contract or tort or otherwise) or audit, litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, grievance, arbitration, investigation, opposition, interference, hearing, mediation, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.
"Adjustment Escrow Amount" means $300,000.
"Affiliate" means, with respect to any specified Person at any time, (a) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time, (b) each Person who is at such time a director, manager or officer of, or direct or indirect beneficial holder of at least 20% of any class of the Ownership Interests of, such specified Person, (c) each Person that is managed by a common group of directors, managers and/or officers as such specified Person, (d) if such specified Person is a trust, each grantor, settlor, trustee, fiduciary, or beneficiary of such trust, (e) the members of the immediate family (including any child (whether adopted or natural born), stepchild, spouse, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) (i) of each director, manager, officer or holder described in clause (b) in this definition, (ii) of each grantor, settlor, trustee, fiduciary, or beneficiary described in clause (d) of this definition, and (iii) of such specified Person if such specified Person is an individual, or (f) each Person of which such specified Person or an Affiliate (as defined in the foregoing clauses (a) through (e)) of such specified Person will, directly or indirectly, beneficially own at least 20% of any class of Ownership Interests at such time.
"Affiliate Agreement" means any Contract, other than this Agreement or any other Transaction Document, between or among (i) any Seller, any Affiliate of any Seller (other than the Company), or any director, or officer of the Company, any Related Person or any of their respective Affiliates, on the one hand and (ii) the Company, on the other hand.
"Agreement" is defined in the Preamble of this Agreement.
"Aggregate Cap" means an amount equal to the Purchase Price less the amount of third-party bank Debt paid off at Closing.
"Annual Financials" is defined in Section 3.6(a) of this Agreement.
"Assets" means, with respect any specified Person, such Person's properties, rights and assets, whether real or personal and whether tangible or intangible.
"Average Earnout EBITDA" means the arithmetic mean of (i) Earnout EBITDA for the First Earnout Measurement Period (as finally determined hereunder) and (ii) Earnout EBITDA for the Second Earnout Measurement Period (as finally determined hereunder).
"Basket" means $440,000.
"Bring-Down Schedules" is defined in Section 6.7(a) of this Agreement.
"Budget" is defined in Section 2.5(e) of this Agreement.

"Business" means the business conducted by the Company at Closing.
"Business Day" means any weekday other than a weekday on which banks in Birmingham, Alabama are authorized or required to be closed.
"Buyer" is defined in the Preamble of this Agreement.
"Buyer Closing Documents" is defined in Section 2.7(b) of this Agreement.
"Buyer Fundamental Representations" is defined in Section 8.3(a)(iii) of this Agreement.
"Buyer Indemnified Person" is defined in Section 8.1(a) of this Agreement.
"Capitalization Indemnity" is defined in Section 8.1(a)(iv) of this Agreement.
"Cash Deficit" is defined in Section 2.9 of this Agreement.
"Cash on Hand" means, as of the Effective Time, the sum of all unrestricted cash, cash equivalents and marketable securities owned by the Company, as computed in accordance with GAAP, including checks and other wire transfers, ACH transactions and drafts deposited or available for the account of the Company and deposits in transit (except for store deposits for which the sale has been recorded), to the extent deposits in transit are removed from accounts receivable and there is no double counting between Cash on Hand and Net Working Capital, plus credit and debit card receivables minus (a) issued but uncleared checks and drafts of the Company, (b) any originated but undrawn ACH transactions or other wire transfers of the Company, and (c) cash in till held at stores (such reductions being collectively referred to as, the "Holdback Cash"). For the avoidance of doubt, Cash on Hand shall be determined without giving effect to amounts funded by or on behalf of Buyer at Closing, including any amounts funded in the consummation of the Warrant Exercise, and there is to be no double counting between Cash on Hand and Net Working Capital.
"Closing" is defined in Section 2.6 of this Agreement.
"Closing Balance Sheet" is defined in Section 2.4(a) of this Agreement.
"Closing Cash Amount" is defined in Section 2.2(b)(i) of this Agreement.
"Closing Cash Amount Certificate" is defined in Section 2.7(a)(x) of this Agreement.
"Closing Date" means the date on which the Closing actually occurs.
"Closing Debt Amount" means the outstanding Debt of the Company as of the Closing.
"Closing Net Working Capital Adjustment Amount" is defined in Section 2.3(b) of this Agreement.
"Closing Seller Expenses Amount" means the outstanding Seller Expenses as of the Closing.
"Closing Statement" is defined in Section 2.4(a) of this Agreement.
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" is defined in the Preamble of this Agreement.
"Company Data Agreement" is defined in Section 3.13(j) of this Agreement.

"Company Intellectual Property Rights" means all Intellectual Property Rights owned by the Company or used or held for use by the Company in connection with the Business as presently conducted, including all Intellectual Property Rights in and to Company Technology.
"Company Plan" is defined in Section 3.16(a) of this Agreement.
"Company Technology" means any and all Technology used in connection with the Business, including Proprietary Technology.
"Compensation" means, with respect to any Person, all wages, salaries, commissions, compensation, remuneration, bonuses or benefits of any kind or character whatever (including issuances or grants of Ownership Interests), required to be made or that have been made directly or indirectly by the Company to such Person or Affiliates of such Person.
"Confidentiality Agreement" means the Non-Disclosure Agreement, dated as of December 6, 2017, between the Company and Buyer.
"Consolidating Business" is defined in Section 2.5(g) of this Agreement.
"Contingent Payment" means each of the First Contingent Payment and the Second Contingent Payment.
"Contingent Payment Calculation" is defined in Section 2.5(c) of this Agreement.
"Contract" means any contract, agreement, lease, instrument or understanding (written or oral) to which the Company is a party.
"Controlled Affiliate" means an Affiliate as determined by Subsection (a) of the definition thereof, and for individual Sellers, Subsection (e).
"Covered Claims" means common law fraud and all other claims that are within the substantive scope of coverage of the R&W Policy, without taking into account any ineligibility based upon the conduct or absence of conduct of any Buyer Indemnified Party.
"Current Assets" means, as of the Effective Time, the current assets of the Company, but specifically excluding Cash on Hand, as determined in accordance with GAAP and in accordance with the assumptions and procedures set forth in the example calculation on Exhibit B of this Agreement.
"Current Liabilities" means, as of the Effective Time, the current liabilities of the Company, as determined in accordance with GAAP and in accordance with the assumptions and procedures set forth in the example calculation on Exhibit B of this Agreement.
"Data Room" means the online data room hosted by FIS SyndTrak entitled "Project Jumpman" and located at https://syndtrak.com.
"Debt" means the aggregate amount (including the current portion thereto), without duplication, of: (a) (i) all indebtedness, contingent or otherwise, for money borrowed, purchase money indebtedness (other than accounts payable in the Ordinary Course of Business) and reimbursement obligations with respect to letters of credit; (ii) all of the indebtedness and obligations of the type described in clause (i) of this definition guaranteed in any manner through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course; (iii) all of the indebtedness or obligations of the type described in clauses (i) and (ii) of this definition secured by any Encumbrance upon property, even though no Liability any manner currently exists for the payment of such indebtedness (but excluding Permitted Encumbrances); (iv) the deferred purchase price of Assets, property or services incurred outside the Ordinary Course of Business; (v) all indebtedness of others guaranteed or in effect guaranteed directly or indirectly in any manner; (vi) all obligations for any earn-out or contingent payment or bonus or similar payment, or indemnification obligations under acquisition agreements; (vii) all deferred compensation; (viii) any obligations for preferred equity dividends or owed with respect to the Preferred Membership Interests (including without limitation all accrued but unpaid preferred returns and all unreturned preferred capital contributions relating thereto); and (ix) all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into this Agreement and the consummation of the Transactions (including any repayment of Debt at or prior to the Closing) minus (b) (i) prepaid interest on indebtedness, (ii) tenant allowance receivables, and (iii) deposits with vendors and landlords.
"Debt Payoff Letters" is defined in Section 2.7(a)(vi) of this Agreement.
"Deficit Cash on Hand" is defined in Section 2.4(d)(i) of this Agreement.
"Deficit Closing Debt Amount" is defined in Section 2.4(d)(iii) of this Agreement.
"Deficit Net Working Capital" is defined in Section 2.4(d)(ii) of this Agreement.
"Deficit Seller Expenses Amount" is defined in Section 2.4(d)(iv) of this Agreement.
"Disclosed Contract" is defined in Section 3.18(b) of this Agreement.
"Disclosing Party" is defined in Section 6.5 of this Agreement.
"Disclosure Supplement" is defined in Section 6.5 of this Agreement.
"Earnout Covenants" is defined in Section 2.5(e) of this Agreement.
"Earnout EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization, as adjusted and determined in accordance with the assumptions and procedures set forth in Annex 2.5 to this Agreement. The Earnout EBITDA shall be determined based on the Company's audited financial statements prepared in accordance with GAAP and Buyer's usual and customary practices, and the assumptions and procedures set forth in the illustrative Earnout EBITDA example calculation attached as Annex 2.5 to this Agreement.
"Earnout Measurement Period" means each of the First Earnout Measurement Period and the Second Earnout Measurement Period.
"Effective Time" is defined in Section 2.6 of this Agreement.
"Employee Plan" means any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, phantom stock, severance, change in control, stock appreciation right or similar equity-based plan, or (d) any other deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe-benefit plan, program or arrangement.

"Encumbrance" means any charge, claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction, encumbrance or covenant with respect to, or condition governing the use, construction, voting (in the case of any Ownership Interest), transfer, receipt of income or exercise of, any other attribute of ownership.
"End Date" is defined in Section 10.1(b) of this Agreement.
"Enforceability Exceptions" is defined in Section 3.2 of this Agreement.
"Environmental Laws" means any Legal Requirement relating to (a) releases or threatened releases of Hazardous Substances, (b) pollution or protection of public health or the environment or worker safety or health or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.
"ERISA" means the Employee Retirement Income Security Act of 1974.
"ERISA Affiliate" means any entity that is considered a single employer with the Company under Section 414 of the Code.
"Escrow Agent" means Regions Bank.
"Escrow Agreement" is defined in Section 2.7(a)(ii) of this Agreement.
"Escrow Cash Amount" means the sum of (a) the Adjustment Escrow Amount plus (b) the Indemnity Escrow Amount.
"Escrow Fund" means the amounts held in escrow by the Escrow Agent pursuant to the Escrow Agreement from time to time, which shall initially be the Escrow Cash Amount, as may be increased by any dividends, interest, distributions, and other income received in respect thereof, and decreased by any losses and distributions in accordance with this Agreement and the Escrow Agreement.
"Escrow Fund Bank Account" means that bank account designated by the Escrow Agent in the Escrow Agreement into which Buyer is to deposit the Escrow Fund at the Closing.
"Estimated Cash on Hand" is defined in Section 2.3(a) of this Agreement.
"Estimated Cash on Hand Adjustment Amount" is defined in Section 2.3(b) of this Agreement.
"Estimated Closing Balance Sheet" is defined in Section 2.3(a) of this Agreement.
"Estimated Closing Debt Amount" is defined in Section 2.3(a) of this Agreement.
"Estimated Closing Statement" is defined in Section 2.3(a) of this Agreement.
"Estimated Net Working Capital Amount" is defined in Section 2.3(a) of this Agreement.
"Estimated Seller Expenses Amount" is defined in Section 2.3(a) of this Agreement.
"Event of Acceleration" is defined in Section 2.5(f) of this Agreement.
"Excess Cash on Hand" is defined in Section 2.4(d)(i) of this Agreement.
"Excess Closing Debt Amount" is defined in Section 2.4(d)(iii) of this Agreement.

"Excess Net Working Capital" is defined in Section 2.4(d)(ii) of this Agreement.
"Excess Seller Expenses Amount" is defined in Section 2.4(d)(iv) of this Agreement.
"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.
"Excluded Matter" means (i) any matters related to an Interim Breach (as such term is defined in the R&W Policy) (the "Interim Breach Excluded Matters"), (ii) PCI Claims, (iii) (without duplication of clause (i)) any New Matters, and (iv) any matter listed on Schedule A(i) attached to this Agreement. For the avoidance of doubt, recoverable Losses for PCI Claims include any retention amounts under applicable privacy or cyber insurance policies of the Company or Buyer (subject to the limitations set forth in Article VIII).
"Excluded PCI Matters" is defined in Section 3.13(k) of this Agreement.
"Expense Payoff Letters" is defined in Section 2.7(a)(vii) of this Agreement.
"Facilities" means any buildings, plants, improvements or structures located on the Leased Real Property.
"Filing" means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.
"Final Adjustment Amounts" means each of payments required pursuant to Section 2.4(d) with respect to the Final Cash on Hand Adjustment Amount, the Final Net Working Capital Adjustment Amount, the Final Debt Adjustment Amount and the Final Seller Expenses Adjustment Amount, and "Final Adjustment Amount" means the net of the Final Adjustment Amounts.
 "Final Cash on Hand Adjustment Amount" means the amount owed pursuant to Section 2.4(d)(i) of this Agreement by Buyer to Sellers, on the one hand, or by Sellers to Buyer, on the other hand.
"Final Debt Adjustment Amount" means the amount owed pursuant to Section 2.4(d)(iii) of this Agreement by Buyer to the Sellers, on the one hand, or by the Sellers to Buyer, on the other hand.
"Final Net Working Capital Adjustment Amount" means the amount owed pursuant to Section 2.4(d)(ii) of this Agreement by Buyer to the Sellers, on the one hand, or by the Sellers to Buyer, on the other hand.
"Final Seller Expenses Adjustment Amount" means the amount owed pursuant to Section 2.4(d)(iv) of this Agreement by Buyer to the Sellers, on the one hand, or by the Sellers to Buyer, on the other hand.
"Financials" is defined in Section 3.6(a) of this Agreement.
"First Contingent Payment" is defined in Section 2.5(a)(i) of this Agreement.
"First Earnout Measurement Period" is defined in Section 2.5(a)(i) of this Agreement.
"First Full FY Lower EBITDA Threshold" is defined in Schedule 2.5 to this Agreement.
"First Full FY Upper EBITDA Threshold" is defined in Schedule 2.5 to this Agreement.
"GAAP" means generally accepted accounting principles in the United States as in effect from time to time.
"General Indemnification Obligations" is defined in Section 8.8(a)(i) of this Agreement.

"Government Order" means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.
"Governmental Authority" means any federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.
"Hazardous Substance" is defined in Section 3.17 of this Agreement.
"Inbound IP Contracts" is defined in Section 3.13(d) of this Agreement.
"Indemnified Party" means, with respect to any Indemnity Claim, the party asserting such claim under Sections 8.1 or 8.2, as the case may be.
"Indemnifying Party" means, with respect to any Indemnity Claim, the party against whom such claim is asserted under Sections 8.1 or 8.2, as the case may be.
"Indemnity Claim" means a claim for indemnity under Sections 8.1 or 8.2, as the case may be.
"Indemnity Escrow Amount" means the sum of (i) $1,000,000 plus, (ii) the amount of the Retention Escrow Amount, plus (iii) $25,000.
"Independent Accountants" is defined in Section 2.4(c) of this Agreement.
"Institutional Investors" means Harbert Mezzanine Partners II SBIC, L.P., Claritas Capital Specialty Debt Fund, L.P., CCSD II, L.P., CapitalSouth Partners Fund II Limited Partnership, CapitalSouth Partners SBIC Fund III, L.P., Banyan Equity Investors, Inc., Banyan Equity Investors II, Inc., Banyan Mezzanine Fund, L.P., and Banyan Mezzanine Fund II, L.P.
"Intellectual Property Rights" means the entire right, title, and interest in and to all proprietary rights of every kind and nature however denominated, throughout the world, including (a) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, reissues, reexaminations, confirmations, foreign counterparts, and any extensions of any of the foregoing, and all inventions and improvements disclosed therein ("Patents"); (b) confidential information, know-how, customer lists, financial information, research, records, processes, procedures, formulae, designs, plans, inventions (whether patentable and whether reduced to practice) invention disclosures and improvements thereto and trade secrets or other proprietary rights ("Trade Secrets"); (c) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill, registrations, applications and renewals relating to the foregoing ("Marks"); (d) copyrights and works of authorship, whether or not registered or copyrightable, rights of publicity, and all registrations, applications and renewals associated therewith ("Copyrights"); (e) domain names, Internet addresses, web sites, social media accounts, Internet applications, registrations for any of the foregoing and all data and content thereof or relating thereto ("Digital Assets"); (f) Technology; (g) any and all registrations, applications, recordings, licenses, common law rights, and contractual rights relating to any of the foregoing; (h) all IP Contracts; and (i) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.
"Interim Balance Sheet" means the balance sheet within the Interim Financials.
"Interim Balance Sheet Date" means the date of the Interim Balance Sheet.

"Interim Financials" is defined in Section 3.6(a) of this Agreement.
"IP Contracts" is defined in Section 3.13(d) of this Agreement.
"IRS" means the United States Internal Revenue Service.
"Key Sellers" means those Persons listed on Annex 1 to this Agreement.
"Knowledge of the Sellers" means the knowledge, including such knowledge that should have been obtained after reasonably diligent investigation, of Mike Longo, Jeffrey Presley, Ben Knighten, Chris Flynn, Steve Franklin and Barbara Banks.
"Leased Real Property" is defined in Section 3.12(a) of this Agreement.
"Legal Requirement" means any federal, state or local or foreign law, statute, standard, ordinance, code, rule, regulation, directive, policy, resolution or promulgation, or any Government Order, or any license, franchise, Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.
"Liability" means, with respect to any Person, any Liability or obligation (including as related to Taxes) of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.
"Losses" is defined in Section 8.1(a) of this Agreement.
"Lower Average EBITDA Threshold" is defined in Schedule 2.5 to this Agreement.
"Majority Holders" is defined in Section 11.14(a) of this Agreement.
"Material Adverse Effect" means any change in, or effect on, the Business, operations, Assets or financial condition of the Company that, when considered either individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in this Agreement, is materially adverse to the Business, operations, Assets, or financial condition taken as a whole; provided, however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable Legal Requirements or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vi) the announcement, pendency or completion of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors, or others having relationships with the Company; (vii) any natural or man-made disaster or acts of God; (viii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), and (ix) any action required by this Agreement or any action taken (or omitted to be taken) at the written request of Buyer, except, in case of the foregoing to the extent that such material adverse effect resulting from any of the matters set forth in clauses (i), (ii), (iii), (iv), (v), or (vii) has a disproportionate effect on the Company relative to Persons in the industry in which the Company operates generally.

"Material Vendors" is defined in Section 3.20 of this Agreement.
"Membership Interests" means all membership interests, including all economic and noneconomic interests, of the Company, but specifically excluding the Preferred Membership Interests in the Company which will be paid off by Sellers in full out of the Purchase Price on or before the Closing.
"Membership Interest Sale" is defined in Section 2.1(c) of this Agreement.
"Monthly Financial Statements" is defined in Section 6.7(b) of this Agreement.
"Net Working Capital" means, as of the Effective Time, the Current Assets minus the Current Liabilities, in each case calculated in accordance with GAAP and the assumptions and procedures set forth on Exhibit B of this Agreement. Exhibit B sets forth an example, along with the assumptions and procedures relating to the adjustments contained therein, of how Net Working Capital would have been calculated as of the end of the fiscal periods of the Company set forth therein. In computing Net Working Capital, all accounting entries will be taken into account regardless of their amount, all known errors and omissions will be corrected and known proper adjustments will be made.
"Net Working Capital Target" is defined in Schedule 2.3(b) to this Agreement.
"New Matter" means any matter, change or development occurring after the date of this Agreement which, if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth or described in the disclosure Schedule (whether such Schedule is specifically provided for in this Agreement or not). Notwithstanding the foregoing, New Matters shall not include any matter, change or development (i) existing or occurring on or prior to the date of this Agreement or which was otherwise required to have been disclosed in the Disclosure Schedules as of the date of this Agreement or (ii) arising as a result of a breach by the Company, the Sellers' Representative, any Seller or any Warrant Holder of any covenant or agreement contained herein.
"New Matter Threshold" is defined in Section 6.5 of this Agreement.
"Non-Breaching Party" is defined in Section 6.5 of this Agreement.
"Objection Notice" is defined in Section 2.4(b) of this Agreement.
"Objection Notice Period" is defined in Section 2.4(b) of this Agreement.
"Off-the-Shelf Software" means software, other than Open Source Software, obtained from a third party (a) on general commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company (c) that is used for business infrastructure or other internal purposes, and (d) was licensed for fixed payments of less than ten thousand dollars ($10,000) in the aggregate or annual payments of less than five thousand dollars ($5,000) per year.
"Offer Letter" is defined in Section 2.7(a)(iii) of this Agreement.
"Open Source Software" is defined in Section 3.13(i) of this Agreement.
"Ordinary Course of Business" means an action taken by any Person in the ordinary course of such Person's business that is consistent with the past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital) in the normal day-to-day operations of such Person.

"Organizational Documents" means, with respect to any entity, (a) the certificate or articles of incorporation and the by-laws, the articles of organization or certificates of formation, and partnership agreement or operating agreement (as applicable), and (b) any organizational or governing documents comparable to those described in clause (a) as may be applicable to such entity pursuant to any applicable Legal Requirements.
"Ownership Interests" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation and any and all ownership interests in a Person (other than a corporation), including the Membership Interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or rights to purchase any of the foregoing.
"Outbound IP Contracts" is defined in Section 3.13(d) of this Agreement.
"Parties" means Buyer, the Sellers' Representative and Sellers.
"PCAOB" means the Public Company Accounting Oversight Board.
"PCI Claim" means claims arising out of or resulting from non-compliance with PCI requirements, in each case regardless of whether the foregoing are an Excluded PCI Matter.
"PCI-DSS" means the Payment Card Industry Security Standard.
"PCI Security Analysis" is defined in Section 3.13(j) of this Agreement.
"Permits" means, with respect to any Person, any license, accreditation, bond, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.
"Permitted Encumbrance" means (a) statutory liens for Taxes not yet due and payable, (b) mechanics', landlords', materialmen's, carriers', workers', repairers' and similar statutory liens arising or incurred in the Ordinary Course of Business that are not yet due and payable (excluding mechanic's liens that would be in violation of tenant lease obligations of the Company) or otherwise expressly provided for in the Real Property Leases, (c) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over any Leased Real Property, (d) covenants, conditions, restrictions, easements, Encumbrances and other similar matters of record affecting title to the Leased Real Property, (e) restrictions on the transfer of securities arising under federal and state securities laws and (f) any liens or Encumbrances imposed by the express terms of any lease of real or personal property that is a Disclosed Contract and, with respect to any lease of personal property, classified and accounted for as a capital lease on the balance sheet of the Company in accordance with GAAP.
"Person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.
"Personal Data" means as applicable, (i) any and all information about an individual that either contains data elements that identify the individual or with respect to which there is a reasonable basis to believe the information can be used to identify the individual, (ii) any information that enables a Person to contact the individual (such as information contained in a cookie or an electronic device fingerprint) and (iii) any and all other information, the collection, use, sharing, transfer or other processing of which is regulated by any applicable Privacy Laws in relation to data protection, data privacy or personal privacy, including, without limitation, personal healthcare information. Personal Data includes, (v) personal identifiers such as name, address, email address, IP address, Social Security Number, date of birth, driver's license number or state identification number, Taxpayer Identification Number and passport number, (w) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information, insurance policy number, (x) demographic information, (y) unique biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation and (z) individual medical or health information (including information of patients, customers, employees, workers, contractors, and third parties who have provided information to the Company, and including information relating to services provided by or to third parties).
"Predecessor" is defined in Section 3.1(b) of this Agreement.
"Preferred Membership Interests" means the membership interests in the Company which are solely entitled to a preferred return and a return of preferred capital contributions.
"Privacy Laws" means any United States or applicable foreign Legal Requirement that addresses privacy, security, data use, data protection and destruction, data breach notification or data transfer issues, including, without limitation, the Health Insurance Portability and Accountability Act ("HIPAA"), the Gramm-Leach-Bliley Act and all U.S. state implementing laws, the CAN-SPAM Act, the Telephone Consumer Protection Act, and all current implementing Legal Requirements, rules, and regulations applicable to the personal information collected by Company from a customer or client of Company's Business, including the Digital Advertising Alliance's Industry Self-Regulatory Program for Online Behavioral Advertising and PCI-DSS.
"Privileged Communications" is defined in Section 11.15(b) of this Agreement.
"Pro Rata Percentage" means, with respect to each Seller, such Seller's pro rata Membership Interest in the Company as determined on a fully diluted basis (assuming the exercise of all Warrants) and, for the avoidance of doubt, excluding all Preferred Membership Interests, as set forth on Annex 2.2.
"Processing" is defined in Section 3.13(j) of this Agreement.
"Proposed Final Adjustment Amount" means the net amount of payments that Buyer proposes, pursuant to Section 2.4(a) of this Agreement, as the proposed Final Cash on Hand Adjustment Amount, Final Net Working Capital Adjustment Amount, Final Debt Adjustment Amount and Final Seller Expenses Adjustment Amount.
"Proprietary Technology" is defined in Section 3.13(h) of this Agreement.
"Purchase Price" is defined in Section 2.2(a) of this Agreement.
"Purchase Price Bank Accounts" means the bank accounts in the United States to be designated by the Sellers' Representative in a written notice to Buyer at least two (2) Business Days prior to the Closing Date.
"Qualifying Objection Notice" is defined in Section 2.5(c) of this Agreement.
"R&W Binder" means the Binder Agreement for the R&W Policy issued by the R&W Insurer, a copy of which is attached as Exhibit I attached hereto.
"R&W Insurer" means the insurer under the R&W Policy.

"R&W Policy" means that certain Representations and Warranties Insurance Policy, together with endorsements related thereto, issued by the R&W Insurer, a draft of which is attached as an exhibit to the R&W Binder, as in effect on the Closing Date.
"Real Property Leases" is defined in Section 3.12(a) of this Agreement.
"Related Person" is defined in Section 3.19 of this Agreement.
"Releases" is defined in Section 2.7(a)(xv) of this Agreement.
"Representative" means, with respect to any Person, any director, manager, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
"Restrictive Covenant Agreement" is defined in Section 2.7(a)(viii) of this Agreement.
"Retention Escrow Amount" means $440,000.
"Second Contingent Payment" is defined in Section 2.5(b)(i) of this Agreement.
"Second Earnout Measurement Period" is defined in Section 2.5(b)(i) of this Agreement.
"Securities Act" means the U.S. Securities Act of 1933, as amended.
"Seller" and "Sellers" are defined in the Preamble of this Agreement.
"Seller Closing Documents" is defined in Section 2.7(a) of this Agreement.
"Seller Expenses" means (a) the costs, fees and expenses (including legal, accounting (excluding with respect to the deliveries required in Section 6.14 above), tax planning, investment banking, advisory and other costs, fees and expenses) of Sellers or the Company incurred or committed to in connection with the negotiation, execution and consummation of this Agreement (including the payment of the Purchase Price and Contingent Payments), the Transaction Documents and the Transactions, including fifty percent (50%) of any cost, fees and expenses of the Escrow Agent charged to open and maintain the Escrow Fund, (b) any bonus, severance, change of control or similar payment to Sellers, or any officer, director or employee of the Company and any employment or other payroll or withholding Taxes (including, for the avoidance of doubt, the employer portion) related to the foregoing or to the payment of the Purchase Price, in each case, incurred or arising in connection with the consummation of the Transactions, (c) the costs associated with procuring Tail Insurance, (d) any consent or similar fee (but excluding reimbursement for legal expenses and unspecified fee or payment amounts) required to be paid by the express terms of the applicable Legal Requirements or Contract (including without limitation any Real Property Lease) in connection with obtaining those authorizations, consents or approvals that are disclosed or are required to be disclosed on Schedules 3.3, 3.4, 4.2 and 4.3 of this Agreement, and (e) any premiums, fees (underwriting or brokerage), Taxes and the R&W Insurer's expenses payable with respect to obtaining the R&W Policy.
"Seller Fundamental Representations" is defined in Section 8.3(a)(ii) of this Agreement.
"Seller Group" is defined in Section 11.15(a)(i) of this Agreement.
"Seller Group Law Firm" is defined in Section 11.15(a)(i) of this Agreement.
"Seller Indemnified Person" is defined in Section 8.2(a) of this Agreement.

"Seller Returns" is defined in Section 9.5 of this Agreement.
"Sellers' Representative" is defined in Section 11.14(a) of this Agreement.
"Straddle Period" is defined in Section 9.1 of this Agreement.
"Tail Insurance" is defined in Section 6.9 of this Agreement.
"Tax" or "Taxes" means (a) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax (or charge in the nature of a tax) of any kind whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not and (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any tax period (including, without limitation, pursuant to Treasury Regulations Section 1.1502-6 or any similar Legal Requirement with respect to state, local or foreign taxes), as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's taxes as a transferee or successor, by contract or otherwise.
"Tax Indemnity" is defined in Section 8.1(a)(iii) of this Agreement.
"Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Technology" means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and vendor lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), databases, computer software, applications, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical, and mechanical equipment, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.
"Termination Date" is defined in Section 10.1 of this Agreement.
"Third Party Claim" is defined in Section 8.4(a) of this Agreement.
"Transaction Documents" means this Agreement and all other agreements, documents, instruments and certificates contemplated by this Agreement, including the Seller Closing Documents and Buyer Closing Documents.
"Transactions" means the Warrant Sale, the Warrant Exercise, the Membership Interest Sale and the other transactions contemplated by this Agreement and the other Transaction Documents.
"Transfer Taxes" is defined in Section 9.3 of this Agreement.
"Treasury Regulations" means the regulations promulgated under the Code.
"Updated Interim Financials" is defined in Section 6.7(a) of this Agreement.

"Upper Average EBITDA Threshold" is defined in Schedule 2.5 to this Agreement.
"User Data" means any data or information, whether in identifiable or de-identified form (including any Personal Data) collected from any Person's use of the Company's Digital Assets or Company Technology.
"Warrant Sale" is defined in Section 2.1(a) of this Agreement.
"Warrant Exercise" is defined in Section 2.1(b) of this Agreement.
"Warrant Holders" is defined in Section 3.5(c) of this Agreement.
"Warrants" means all outstanding warrants exercisable for equity in the Company and all corresponding Contracts reflecting the rights of such Warrants.

END of EXHIBIT 2.1